Original


07081711

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
NOV 09 2007
WASH, D.C.
200
SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

MTS DRIVER RECRUITERS, INC.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

26555 Evergreen, Suite 1220, Southfield, MI 48076 (248) 350-6900 X228
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

26555 Evergreen, Suite 1220, Southfield, MI 48076 (248) 350-6900 X228
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

5613
(Primary Standard Industrial Classification Code Number)

38-3566041
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties
List the full names and business and residential addresses for the past five years, as applicable, for the following persons:

a. The issuer's directors;
Residential Address:

	Business Address	Home Address
Kenneth L. Walker, CEO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	1130 Indianpipe Lake Orion, Michigan 48360
Gregory P. Walker, CFO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	670 Cherry Tree Lane Rochester Hills, Michigan 48306

b. The issuer's officers;
Residential Address:

	Business Address	Home Address
Kenneth L. Walker, CEO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	1130 Indianpipe Lake Orion, Michigan 48360
Gregory P. Walker, CFO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	670 Cherry Tree Lane Rochester Hills, Michigan 48306

c. Issuer's general partner;
Not Applicable.

d. Record owners of 5 percent or more of any class of the issuer's securities;

As of this date, Kenneth L. Walker, Chief Executive Officer and President of the Company, and Gregory P. Walker, CFO and Secretary each own 8,750,000 shares of common stock of the Company for a total of 17,500,000 shares of common stock (100% of the total issued and outstanding). In addition, both parties each own 1,000,000 shares of the Company's Series A Preferred Stock for a total of 2,000,000 shares of preferred stock (100% of the total issued and outstanding).

The Series A Preferred Stock of the Company entitles them to forty (40) votes per Series A share owned, which shares also are entitled to vote on any matter submitted to a vote of the shareholders of the Company. The holders of the Series A Preferred Stock are entitled, at their option, to convert each Series A Preferred Share into ten

(10) shares of Common Stock. Furthermore, the holders of a majority of the issued and outstanding Series A Preferred Stock have the right to appoint two-thirds of the members of the Company's Board of Directors. Pursuant to Section 15(g) of the Delaware Corporation Law, the Company has set forth the rights, privileges, preferences and limitations of the Series A Preferred Stock. See Certificate of Incorporation attached hereto as Exhibit 1.

e. Beneficial owners of 5 percent or more of any class of the issuer's securities;
Kenneth L. Walker and Gregory P. Walker (See Item 1(d) above).

f. Promoters of the issuer;
Kenneth L. Walker and Gregory P. Walker (See Item 1(d) above).

g. Affiliates of the issuer;

	Business Address	Home Address
Kenneth L. Walker, CEO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	1130 Indianpipe Lake Orion, Michigan 48360
Gregory P. Walker, CFO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	670 Cherry Tree Lane Rochester Hills, Michigan 48306

h. Counsel to the issuer with respect to the proposed offering;
Joseph B. LaRocco, Esq., 49 Locust Avenue, Suite 107, New Canaan, CT 06840

i. Each underwriter with respect to the proposed offering;
There is no underwriter. Issuer is selling securities.

j. Any underwriter's directors;
Not Applicable.

k. The underwriter's officers;
Not Applicable.

l. The underwriter's general partners;
Not Applicable.

m. Counsel to the underwriter;
Not Applicable.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be offered

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The issuer will not use any advertising or written solicitation. The information that the issuer will provide to investors will be limited to a copy of this effective offering statement.

It is anticipated that the issuer will sell the securities within the State of Michigan pursuant to an exemption from the state registration provided by Section 451.703 Registration by Coordination of the Michigan Compiled Laws. The issuer will offer up to $1,800,000 of its securities in the State of Michigan.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to investors known to the directors of the issuer (family, friends and colleagues). The issuer will not use any advertising or written solicitation. The information that the issuer will provide to investors will be limited to a copy of this effective offering statement.

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption.

It is anticipated that the issuer will sell the securities within the State of Michigan pursuant to an exemption from the state registration provided by Section 451.703 Registration by Coordination of the Michigan Compiled Laws. The issuer will offer up to $1,800,000 of its securities in the State of Michigan.

ITEM 5. Unregistered Securities Issued or Sold within one year

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) The name of such issuer;

Predecessor was MTS Driver Recruiters, LLC a Michigan limited liability company. The predecessor converted to a Delaware corporation on April 17, 2007, and is now know as MTS Driver Recruiters, Inc.

(2) The title and amount of securities issued;

MTS Driver Recruiters, LLC was formed on December 19, 2000, and then issued one (1) Membership Interest to Kenneth L. Walker and one (1) Membership Interest to

Gregory P. Walker, which represented 100% of the membership interests. The Walkers each paid $100.00 for the purchase of their Membership Interests, which were the costs of forming the limited liability company.

On April 17, 2007, MTS Driver Recruiters, LLC converted to a Delaware corporation at which time Kenneth L. Walker and Gregory P. Walker each exchanged their one (1) Membership Interest for 8,750,000 shares of common stock and 1,000,000 shares of Series A Preferred Stock of MTS Driver Recruiters, Inc.

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

MTS Driver Recruiters, LLC was formed on December 19, 2000, and then issued one (1) Membership Interest to Kenneth L. Walker and one (1) Membership Interest to Gregory P. Walker, which represented 100% of the membership interests. The Walkers each paid $100.00 for the purchase of their Membership Interests, which were the costs of forming the limited liability company.

On April 17, 2007, MTS Driver Recruiters, LLC converted to a Delaware corporation at which time Kenneth L. Walker and Gregory P. Walker each exchanged their one (1) Membership Interest for 8,750,000 shares of common stock and 1,000,000 shares of Series A Preferred Stock of MTS Driver Recruiters, Inc.

(4) The names and identities of the persons to whom the securities were issued.

MTS Driver Recruiters, LLC was formed on December 19, 2000, and then issued one (1) Membership Interest to Kenneth L. Walker and one (1) Membership Interest to Gregory P. Walker, which represented 100% of the membership interests. The Walkers each paid $100.00 for the purchase of their Membership Interests, which were the costs of forming the limited liability company.

On April 17, 2007, MTS Driver Recruiters, LLC converted to a Delaware corporation at which time Kenneth L. Walker and Gregory P. Walker each exchanged their one (1) Membership Interest for 8,750,000 shares of common stock and 1,000,000 shares of Series A Preferred Stock of MTS Driver Recruiters, Inc.

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Predecessor was MTS Driver Recruiters, LLC a Michigan limited liability company. The predecessor converted to a Delaware corporation on April 17, 2007, and is now know as MTS Driver Recruiters, Inc.

MTS Driver Recruiters, LLC was formed on December 19, 2000, and then issued one (1) Membership Interest to Kenneth L. Walker and one (1) Membership Interest to Gregory P. Walker, which represented 100% of the membership interests. The Walkers each paid $100.00 for the purchase of their Membership Interests, which were the costs of forming the limited liability company.

On April 17, 2007, MTS Driver Recruiters, LLC converted to a Delaware corporation at which time Kenneth L. Walker and Gregory P. Walker each exchanged their one (1) Membership Interest for 8,750,000 shares of common stock and 1,000,000 shares of

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 by reason that: (i) no commissions were paid for the issuance of such security; (ii) the issuance of such security by the Company did not involve a "public offering"; (iii) the purchaser of the security was sophisticated and accredited investors; (iv) the offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the such sales, size of the offering, manner of the offering and number of securities offered; and (v) in addition, the purchaser had the necessary investment intent as required by Section 4(2) since each purchaser agreed to and received security bearing a legend stating that such security is restricted pursuant to Rule 144 of the 1933 Securities Act. (These restrictions ensure that this security would not be immediately redistributed into the market and therefore not be part of a "public offering".

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes;

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee

furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

PART II – OFFERING CIRCULAR

Item 1. **Cover Page**

(a) Name of Issuer; MTS DRIVER RECRUITERS, INC.

(b) The Mailing address of the issuer's principal executive office; 26555 Evergreen, Suite 1220, Southfield, MI 48076; Telephone number: (248) 350-6900

(c) Date of Offering Circular; November 5, 2007

(d) Description and amount of securities offered;
Common Stock: As of the date of this registration statement, there were 17,500,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 29,500,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby. The amount of securities being offered pursuant to this registration statement is 12,000,000 shares of common stock at a purchase price of $0.15 per share. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

(e) The Statement required by Rule 253;
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2;

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.15	N/A	$0.15
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	12,000,000		
Total	12,000,000	N/A	$ 1,800,000

*The Company will have certain expenses in connection with this offering including legal, printing and accounting fees. The Company anticipates that these expenses will not be greater than $40,000 that includes $32,500 in legal fees.

(g) The name of the underwriter(s); None

(h) Any materials required by the law of any state in which the securities are to be offered;
The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption. It is intended that the issuer will sell securities initially, upon effectiveness of the registration within the State of Michigan pursuant to an exemption provided under Michigan laws.

(i) Material risks in connection with the purchase of securities;
See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public;
December 1, 2007. This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The Offering shall remain open until December 31, 2008.
This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 12,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

TABLE OF CONTENTS

	Page
Item 2. Distribution Spread	10
Item 3. Summary	10
Risk Factors	18
Dilution	26
Item 4. Plan of Distribution	27
Item 5. Use of Proceeds	28
Item 6. Description of Business	31
Item 7. Description of Property	39
Item 8. Directors, Executive Officers and Significant Employees	40
Item 9. Remuneration of Directors and Executive Officers	41
Item 10. Security Ownership of Management and Certain Security Holders	41
Item 11. Interest of Management and Others in Certain Transactions	42
Item 12. Securities being Offered	42
Management Discussion and Analysis of Financial Condition and Results of Operations	45
Part F/S Financial Statements (Attached Exhibit #11) Balance Sheets as of June 30, 2007; Statements of Operations for the Quarter ended June 30, 2007; Statements of Cash Flows for the Quarter ended June 30, 2007; Notes to Financial Statements. Balance Sheets as of March 31, 2007; Statements of Operations for the Quarter ended March 31, 2007; Statements of Cash Flows for the Quarter ended March 31, 2007; Notes to Financial Statements. Balance Sheets as of December 31, 2006 and 2005; Statements of Operations for the years ended December 31, 2006 and 2005; Statements of Cash Flows for the years ended December 31, 2006 and 2005; Notes to Financial Statements. Balance Sheets as of December 31, 2004; Statements of Operations for the years ended December 31, 2004; Statements of Cash Flows for the years ended December 31, 2004; Notes to Financial Statements.	
Attached Exhibits 1. Certificate of Incorporation of the Company; 2. By-Laws of the Company; 3. Subscription Agreement of the Company;	

4. Legal Opinion of Joseph B. LaRocco, Esq.
5. Reorganization Agreement
6. MTS Driver Recruitment Process Outsourcing Agreement with Dean Transportation, Inc.
7. MTS Driver Recruitment Process Outsourcing Agreement with USF Glenmoore
8. MTS Driver Recruitment Process Outsourcing Agreement with Scholastic Book Fairs, Inc.
9. Michigan Uniform Securities Act Attachment
10. Specimen Stock Certificate
11. Financial Statements

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 48 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.15	N/A	$0.15
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	12,000,000		
Total	12,000,000	N/A	$1,800,000

Item 3. Summary of Information, Risk Factors and Dilution Summary

THE COMPANY:

Exact corporate name: MTS RECRUITER DRIVERS, INC.
State and date of incorporation: Incorporated Delaware April 17, 2007
Street address of principal office: 26555 Evergreen, Suite 1220, Southfield, MI 48076
Company Telephone Number: (248) 350-6900
Fiscal year end: December 31

Person(s) to contact at Company with respect to offering:
Telephone Number (if different from above):

	Business Address	Home Address
Kenneth L. Walker, CEO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	1130 Indianpipe Lake Orion, Michigan 48360

Gregory P. Walker, CFO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	670 Cherry Tree Lane Rochester Hills, Michigan 48306

MTS Driver Recruiters, Inc. (the "Company" or "MTS") was formed as a Michigan limited liability company on December 19, 2000, under the name MTS Driver Recruiters, LLC and converted to a Delaware corporation on April 17, 2007. MTS is headquartered in Southfield, Michigan and is a commercial truck driver-recruiting firm focused on the outsourced recruitment of commercially licensed truck drivers for clients in the transportation industry.

MTS has developed a proprietary business model for recruiting truck drivers. This scaleable model supported by customized technology allows MTS to recruit qualified drivers nationwide for clients who have, in the face of a severe driver shortage, been less successful at recruiting drivers on their own, or who as a matter of standard business strategy prefer to outsource complex, non-core, functions. MTS works with clients in the private and commercial transportation industry, serving as a recruiting partner. In a consultative manner MTS helps these firms to translate driver requirements in to clear job specifications that will help to accurately identify qualified candidates. MTS then translates those specifications into presentation that is designed to result in the greatest number of qualified respondents.

Using its proprietary driver database, MTS electronically markets the job opportunity to the commercial driver community within the space of a few minutes. MTS then conducts comprehensive interviews of interested candidates, and also performs all regulatory compliance tasks, including 10-year employment, criminal history and MVR (Motor Vehicle Record) reviews. Most of these functions are automated allowing MTS to recruit high volumes of candidates on behalf of the client with minimal time and labor resources.

MTS has been providing its current service offering for the last 5 years. MTS' Managers and Recruiters have transportation industry experience and use that background to provide clients with high efficiency driver selection and evaluation services. Most of MTS' business comes from MTS' Internet presence, referrals and repeat business. MTS dedicates its in-house recruiters and sourcing team to their client's driver recruiting needs. MTS' recruiters have instantaneous access to driver talent across the U.S through MTS' proprietary driver database, which has over 304,000 drivers as of this filing. MTS also drafts and executes a sourcing plan including the use of such tools as (internet sites, career events, professional associations, colleges and universities, alumni associates, and print advertising) to identify candidates on behalf of thier clients. MTS is typically able to execute these sourcing processes within minutes of receiving a job requisition from a client. MTS' processes are designed to facilitate high volume, direct communication with driver candidates in the shortest amount of time.

Each day MTS' driver database grows as drivers throughout the US provide us with their contact information and experience so that MTS can present them with opportunities as they arise. MTS presents open positions through Internet postings, email blast, text messaging to cell phones, standard phone calls and US mail, as well as other non-traditional means. MTS can recruit drivers anywhere in the country. Their recruiting, and operations teams have expertise in the field of Department of Transportation (DOT) compliance, DOT file maintenance and transportation recruitment operations. MTS is able to ensure that candidates recruited on behalf of their clients meet all of the client's hiring guidelines as well as those of the DOT including:

1 Complete DOT File
2 Ten year employment history
3 Current MVR
4 Current Drug Screen (NIDA)
5 Current DOT Physical
6 Criminal history check
7 Appropriate license and endorsements for the job

Further expansion of MTS' marketing efforts, technological improvements and managerial staff will require a significant amount of the Company's capital. MTS management estimates that approximately $1,800,000 will be budgeted towards these development efforts and working capital, between November of 2007 and December of 2008.

Roughly 60% of the driver population that is entered into MTS' database on a monthly basis comes from various Internet job postings. Additionally roughly 40% of the driver influx comes as a result of their contract membership with such databases as Monster and Career Builder. MTS is currently reliant on these sources to fuel the further growth of their driver database.

MTS is currently in a twelve-month contract with both Monster and Career Builder, which gives them needed access to those databases from which they draw additional driver records. The monthly contract rates for Monster and Career Builder are $1,083 and $2,495 respectively.

The Truck Transportation Market

There are three segments within the truck transportation industry; Commercial Carriers, Private Carriers, and Third-Party Logistics Carriers (3PLs). The term "trucking company" typically refers to Commercial Carriers.

1. Commercial Freight Carriers: These firms offer professional freight services, and have government authority to transport goods and offer for-hire services. Since driver salaries and related recruiting costs are a large part of their expenses, these firms are quite sensitive to increases in recruiting expenses. Prominent firms in this category include Schneider, JB Hunt and Swift Transportation.

2. Private Freight Carriers: Firms in non-trucking industries that depend heavily on truck transportation services for the movement of their goods find it necessary to have their own private fleets. For instance, Wal-mart and Frito-Lay use their own fleets to transport goods from their warehouses to stores. This type of carrier represents the largest number of trucks on the road, approximately 80% of the US truck transportation industry.

3. Third-Party Logistics Providers (3PLs): These are specialized carriers that assume responsibility for the transport function of Private Carriers. In the last 10-15 years since deregulation of the transportation industry, this sector has experienced significant growth, and these firms have begun to offer a range of services on behalf of Private Carriers that require comprehensive transport and logistics solutions. These services may include asset procurement and ownership, on-going fleet maintenance, driver recruitment/retention, and insurance management. Under the most comprehensive dedicated arrangements, the 3PL takes responsibility for providing capacity, driver recruitment/retention, and managing fleet operations. The 3PL space is growing rapidly, as firms become accustomed to the idea of outsourcing their transportation requirements. Examples of 3PLs include Ryder Dedicated

Logistics and Penske Logistics. Private fleets account for an estimated 80% of the market, and will continue to be a significant part of the market, although the popularity of 3PLs and the sophistication of commercial freight carriers is growing. Firms are increasingly accepting that there are many benefits in outsourcing the transportation function, allowing a company to focus on its core business.

The US is the largest market for truck transportation services in the world, generating revenues worth approximately $623 billion in 2005. Trucks hauled 10.7 billion tons of freight in 2005, which represented 84.3 percent of total revenue earned by all transport modes. The US market represents over a third of the global trucking market and is expected to achieve a cumulative annual growth rate of 5.7% over the next five years. The trucking industry enjoyed a period of growth in 2004 through 2006, and this growth is expected to continue for the next several years. Inflationary pressures such as driver shortages, DOT rule changes and increasing fuel and insurance costs have all contributed to the increasing cost of freight services in recent times. However, with shipping volumes growing by over 6.5% per year, industry experts 'continue to be optimistic about the truck freight demand situation' [1].

[1] Bob Costello, Chief Economist, American Trucking Association. December 28, 2004

The American Trucking Association's (ATA) Truckload Tonnage Index (see figure below) shows that 2005-2006 marked a new peak in freight demand, and the US trucking sector is now estimated to be carrying three-quarters of the value and two-thirds of the weight of the total freight shipped. While demand is clearly robust, concerns on the supply side continue to restrict the industry's growth. Severe shortages of commercial drivers, rising operating costs (especially fuel costs), and increased compliance and regulatory requirements have combined to restrict the growth of truck transportation services. In this environment, private and commercial transportation companies are increasingly relying on outsourcing to professional recruitment firms. In this context, MTS provides a much-needed service, matching carriers with qualified drivers.

Current Trends

Transportation companies have responded to the shortage of drivers by offering increased salaries, generous 401(k) options, health care packages and other perks. Despite these initiatives, the changing demographics and overall aging of the US population mean that the driver shortage will persist. Regulatory measures and compliance related requirements have also been significantly increased as a consequence of concerns for safety and security. The definition of "hours on the road" has been expanded to include time spent for meals, bathroom breaks and other rest stops. In addition, drivers are required to rest between trips. The result has been increased documentation, and the management of a driver's DOT file has become much more complicated.

Industry Outlook

The overall outlook for the truck transportation industry remains positive, although rapidly rising cost pressures could hurt the industry in the short run. The most severe pressure will come from the shortage of drivers, and it is likely that players in the transportation market will increasingly rely on a professional recruitment partner to handle their recruiting function; a recruiting firm with a nationwide reach will be able to source qualified drivers from any location in the country, and will probably emerge as the recruiting partner of choice for better carriers.

Competitor Analysis
There are a number of driver-leasing and driver recruitment firms that cater to the truck transportation industry, although MTS offers one of the most sophisticated and comprehensive bouquet of services. The target customer base is itself a form of competition. Some companies are used to handling their own recruitment function, and are skeptical about the benefit in outsourcing truck driver recruitment. They believe that their internal recruitment mechanisms are capable of doing the "best possible" job at recruiting commercial drivers given the inherent complexity of DOT compliance. MTS' challenge in this regard is to overcome the reluctance of these "hold out" companies to engage MTS as a partner. By consistently demonstrating the superiority and cost benefits of its services, MTS will continue to overcome this hurdle, and prove that its services are of significant value to any fleet in the transportation industry.

Direct Competition
A number of driver leasing companies operate in the US transportation market. These firms maintain a pool of local drivers, who are hired out to freight firms, as needed, for temporary assignments. These companies necessarily operate on a limited scale, restricted by the need to maintain a pool of available drivers in every location. They employ a one-size-fits-all approach to meeting client needs. There are over 300 such firms across the country, mostly running operations that cater to very localized markets. Less than 10% of these firms operate in more than one city, and only 3-4 operators have operations spanning more than one third of the country. None of these firms currently services greater than 50% of the US. Typical firms in this category are profiled below.

Best Drivers (www.bestdrivers.com)
Best Drivers was founded in East Tennessee in 1988, and has grown to offer its services across the southeast in the past 15 years. Apart from providing commercial drivers for short and long term assignments, the company also offers its customers ongoing driver staffing services, payroll administration, and benefits administration. Best Drivers maintains a pool of drivers in each of its locations, and offers these drivers on a hire-out basis to various trucking firms. Within Tennessee in particular (presently in five cities) and the Southeast in general (Kentucky & Georgia), the company has been able to expand its business.

Complete Personnel Logistics, Inc. (www.cpl-peo.com)
Complete Personnel Logistics has been operating in the driver leasing business since 1968, and offers its clients a wide range of Professional Employer Organization (PEO) services such as payroll processing, health insurance, workers' compensation, 401(k) plan, compliance requirements and so on in addition to traditional driver leasing. Complete Personnel Logistics is focused on both long-term placements and temporary requirements, and is one of the few players within this space that offers long-term recruitment solutions. The company is a part of Minute Men Staffing Services, a firm offering a wide range of HR solutions, including light-industrial temporary and permanent staffing services, payroll management and onsite management services. Based out of Cleveland, OH, Complete Personnel Logistics also has offices in Cincinnati, Columbus and Detroit.

Innovative Driver Services (www.innovativedrivers.com)
Innovative Driver Services provides commercial truck drivers to clients throughout the Southeast. The company has been in operation since 1995. The company offers temporary as well as permanent staffing solutions. Innovative had its origins in the back office of a major manufacturing company, and has since grown to be a respected driver leasing firm in North

Carolina, South Carolina and Tennessee.

Common Characteristics
Each of these "Driver Leasing" firms share certain characteristics; they have been successful in local markets, but do not have scalable business models that will allow them to rapidly expand their operations nationwide without sacrificing quality and without significant process reengineering. In addition, they tend to focus on temporary, short-term placements, which are, as described earlier, stopgap solutions that carrier firms turn to during emergencies. The result of such a focus is that potential clients will always see these services as temporary solutions, and would not consider outsourcing all their recruitment needs to such firms.

Indirect Competition
MTS also faces indirect competition from the growth of Internet job boards that specialize in matching drivers and companies in the trucking industry. There are now a number of such websites, and the growing use of the Internet and the popularity of some of these boards represent a significant degree of competition to a recruitment specialist like MTS. The biggest distinction between this form of competition and the services provided by MTS is lack of involvement in the recruiting process that the job boards play. Job boards typically collect driver resumes and charge clients a fee to view those resumes in search of candidates worth calling. The table below lists some of the websites that focus on the trucking industry. Job boards have to-date, been unsuccessful at achieving anticipated acceptance levels largely as a result of their inability to attract and collect substantial volumes of qualified resumes.

Some of the Internet job boards and other driver recruitment websites are as follows;
http://www.classadrivers.com/
http://www.bigrigjobs.com/
http://www.bestdriverjobs.com/
http://www.layover.com/
http://www.bigtruckdrivingjobs.com/
http://www.everytruckjob.com/
http://www.jobsfortruckers.com/
http://www.getadrivingjob.com/
http://www.truckdriver.com/

MTS also relies significantly on the Internet for its marketing and promotional campaigns.

Competitive Advantages
MTS enjoys the following competitive advantages over its competitors and other players in the driver recruitment market:

Driver database: MTS currently possesses one of the largest and fastest growing databases of commercial drivers in the US. With data on over 304,000 drivers, MTS has unmatched ability to market open positions to the driver population nationwide.

Technological efficiency: MTS has deployed the most advanced technologies in its operations.

It currently uses its proprietary database and Applicant Tracking System to rapidly process large volumes of applicant data including the only fully DOT compliant online application in existence and DOT compliant background checks. Each MTS recruiter is able to efficiently manage 30–50 client orders with up to 10 open seats per order, simultaneously.

Agile business model: MTS' business model was designed to accelerate growth and expansion into new markets by keeping fixed costs low, and by eliminating the need to maintain driver pools and internal recruiting staff in target markets. A key advantage to this approach is that it mirrors the trend taking place within the logistics market – a trend towards massive decentralized distribution operations with greater operational efficiency managed through the use of technology (i.e. Wal-Mart, Home Depot, etc.) The unique model also eliminates the need for traditional "brick-and-mortar" office setups in each location and allows the company to realize significantly improved profit margins. The CRM model makes MTS the first truly national driver recruitment firm, ensuring the delivery of consistent and reliable service to clients throughout the US.

Targeted recruitment: In contrast to traditional driver leasing firms who maintain pools of drivers and employ a one-size-fits-all approach to meeting client needs for drivers, targeted recruitment ensures higher customer satisfaction levels by targeting drivers that meet client specific job requirements exactly. At the same time the proactive approach to driver recruiting screens potential candidates on behalf of the client in contrast to online job boards that simply offer clients a venue to browse potential applicant resumes which then have to be screened and processed.

Strong track record: MTS has a seven-year track record of meeting the outsourced driver recruitment needs of its clients, ranging from fortune 500 companies to small firms. It has also developed a reputation for high levels of customer satisfaction based on measurable results.

First to market: As the first and only provider of targeted commercial driver recruiting nationwide, MTS has already begun establishing itself as a recognized name among major private carriers and transportation industry leaders. Currently, such companies as Frito-Lay, Exxon and Sara Lee have contracted with MTS on a pilot basis, as a repeat customer, or as a permanent client with a national contract. MTS Driver Recruiters has developed a business model that will enable it to become the first truly national operator in the commercial driver recruitment market. Its strong track record and other unique capabilities are clear advantages that will propel the company to the top of this industry.

Pricing

MTS charges and average of $2,800 for each driver recruited on behalf of a client. Most of MTS' clients regard $2,800 as representing a substantial savings over alternative recruiting approaches including their own internal recruiting functions. The $2,800 fee is contingent on MTS identifying a qualified candidate. The contingency based pricing approach has been instrumental in the acceptance and success that MTS has experienced thus far under the new model. The typical costs associated with having to recruit a driver such as recruiting, advertising, training and testing are often quoted at $5,000 to $7,000 per driver. If a fleet also adds the reduced productivity that often comes with new drivers, the potential erosion in customer satisfaction and all of the costs associated with having trucks sitting idle due to driver shortages, the real "all-in" cost could be as much as 35% to 45% of a driver's earnings.

The Company is a Delaware corporation with corporate headquarters at 26555 Evergreen, Suite 1200, Southfield, MI 48076.

A maximum of 12,000,000 common shares are being offered to the public at $0.15 per share. There is no minimum.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the

Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

A maximum of $1,800,000 will be received from the Offering through the sale of 12,000,000 Shares. The insiders hold 17,500,000 Shares of the 17,500,000 Shares currently issued and outstanding and 2,000,000 shares of the 2,000,000 shares of Series A preferred stock currently issued and outstanding. If the maximum of 12,000,000 Shares are sold in this Offering, then the investors who purchase the Shares in this Offering will own approximately 41% of the Company's common stock The Company does not have an underwriter.

Risk Factors

Risk factors relating to the Company and its Business:

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Offering on Best Efforts Basis: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares that must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. Thus, once the Company accepts your investment, the Company may use the funds and there is no assurance that any additional shares will be sold. You may lose your entire investment. If the Company does not raise sufficient funds, its business plans may need to be significantly revised and scaled down which would have a material adverse effect on the business of the Company.

History of Losses: As shown in the Company's financial statements accompanying its annual report, the Company incurred net losses of $144,755 during the year ended December 31, 2006. In light of significant investments in marketing, technology and management talent that are planned for 2007 and 2008, the Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Need for Additional Capital: The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to expand its marketing efforts, technology improvements and managerial staff, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this Offering. In that case the Company still intends to proceed with its plans, but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses as it expands its marketing efforts, technology improvements and managerial staff ("Expansion Costs") prior, and subsequent to, the Company seeing any financial benefits from such expenditure of capital, if at all. The Company expects these expenses to result in significant operating losses initially, because these Expansion Costs must be borne by the Company until the Company is able to generate adequate revenues to achieve a net profit, such adequate revenues of which there can be no assurance. This could have a material adverse effect on the Company and you could lose your entire investment.

Dependence on Key Personnel: Kenneth L. Walker, Chairman, Chief Executive Officer and President of the Company, or Gregory P. Walker, Chief Financial Officer and Secretary could fall victim to some kind of accident which would render one of them incapable of serving the Company. Each of these parties owns 8,750,000 shares of common stock of the Company and 1,000,000 shares of the Company's Series A preferred stock, and, prior to this Offering, are the Company's sole and majority shareholders. The Company's success is substantially dependent upon these key people. The loss of the services of either party could have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with either party and does not hold key-man life insurance and accident insurance policies. Even if it did, there is no assurance that the absent party could be replaced by qualified personnel.

No employment agreement with the Kenneth L. Walker or Gregory P. Walker: The Company does not have an employment agreement with Ken or Gregory P. Walker. Although each party is the owner of 8,750,000 shares of common stock as well as 1,000,000 shares of preferred stock of the Company, there is no contractual obligation binding them to the Company and setting forth the terms of their employment with the Company (i.e., term, salary, benefits, and severance). Thus, Kenneth L. Walker's and Gregory P. Walker's employment with the Company is at will and either or both could resign at any time. In addition, either or both parties could increase his salary and benefits which could substantially reduce funds available for the growth of the Company. Thus, the Walkers are in an inherent conflict of interest with respect to any modifications to their salary and benefits, although as the only two members of the board of directors of the Company, the Walkers are bound by a fiduciary duty to the Company and its shareholders. The resignation of Kenneth L. Walker or Gregory P. Walker or increases in either of their salaries and benefits would have a material adverse effect on the Company.

Kenneth L. Walker, Chief Executive Officer and President of the Company and Gregory P. Walker, Chief Financial Officer and Secretary of the Company are also controlling shareholders of the Company: Kenneth L. Walker and Gregory P. Walker are brothers and are the controlling shareholders of the Company and he may vote their shares subject to their opinion and preference and without consideration of their role as officers of the Company and the fiduciary duties that such roles entails. Thus, in any vote of the shareholders, Kenneth L. Walker and Gregory P. Walker could vote in their best interests and not in the best interest of the other shareholders. Thus, the Walkers control votes of the Company and may not, at certain times, consider any investors (or shareholders) interests.

Lack of Agreements Between the Company and its Management Regarding Intellectual Property. The Company does not currently have any agreements in place regarding its rights as to any software developed by its management or employees while they are working for the Company. Thus, the Company's management has broad discretion regarding all current intellectual property interests and what steps to take to protect such interests if deemed necessary.

Uncertainty of Future Operating Results: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 59% of the outstanding Common Stock will be held by directors and executive officers of the Company, Kenneth L. Walker and Gregory P. Walker. In addition, the Walkers own 2,000,000 shares of the Series A preferred stock of the Company (100% of the issued and outstanding preferred stock of the Company). The 2,000,000 shares of Series A Preferred Stock were issued to the Walkers on April 17, 2007. MTS Driver Recruiters, LLC converted from a Michigan limited liability company to a Delaware corporation on April 17, 2007, and each of the Walkers exchanged their one (1) Membership Interest for 8,750,000 shares of common stock and 1,000,000 shares of Series A Preferred Stock of MTS Driver Recruiters, Inc. The Series A Preferred Stock of the Company entitles them to forty (40) votes per Series A share owned, which shares also are entitled to vote on any matter submitted to a vote of the shareholders of the Company. The holders of the Series A Preferred Stock are entitled, at their option, to convert each Series A Preferred Share into ten (10) shares of Common Stock. Furthermore, the holders of a majority of the issued and outstanding Series A Preferred Stock have the right to appoint two-thirds of the members of the Company's Board of Directors.

Thus, the present stockholders, the Walkers, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Demand Obligations of the Company: Kenneth L. Walker, Chairman, Chief Executive Officer and President of the Company, has extended approximately $70,000 in loans to the Company pursuant to demand obligations. Gregory P. Walker, Chief Financial Officer and Secretary of the Company, has extended approximately $33,000 in loans to the Company pursuant to demand obligations. The loans are the result of monies advanced to the Company to pay for expenses of the Company. There are no written agreements with respect to loans or advances to the Company, however, both parties have orally agreed that proceeds of this Offering will **not** be used to pay any portion of the outstanding loans due the parties.

Non-Reporting Issuer: Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer as this may create additional risks for broker-dealers in the event that current accurate information regarding the Company is available to the public. The Company has no current plans to voluntarily become a reporting Company pursuant to the Securities Exchange Act of 1934. In addition, further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. Generally, pursuant to Rule 15c2-11 of the 1934 Act, an issuer must provide current, accurate information of the Company available to the public. In view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid. The Company presently has formulated limited specific plans to distribute current information to broker-dealers including seeking a broker-dealer to file Form 211 with NASD on behalf of the Company. Form 211 pursuant to Rule 15C-211 is filed by broker-dealers (subject to approval by NASD) with respect to companies wherein current, accurate information of such company is set forth in detail. If a Form 211 is approved by the NASD, a stock symbol with respect to the Company will be issued and the common stock of the Company may commence trading on the pinksheets electronic quotation system. In such event, the Company plans to provide current, accurate information of the Company available to the public (including broker-dealers) by means of posting such information including current financial information of the Company on www.pinksheets.com. Failure by the Company to provide current, accurate information of the Company available to the public may, if the common stock of the Company is trading in a public market, result in the de-listing of the Company's common stock from the pink sheet electronic quotation system and the loss of a public market for its common stock. Of course, there is no assurance that a Form 211 will get filed or approved and thus a public market may never develop with respect to the common stock of the Company.

No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state. Any failure to properly register or qualify for an exemption from any state where the Company's securities are sold could result in the imposition of fines, penalties as well as requiring the Company to offer a right of rescission to investors or its securities in states where such failure has occurred.

Arbitrary Offering Price of the Company's Securities: Prior to this Offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the staffing, permanent placement, or transportation industries, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of staffing, permanent placement, and transportation related companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a Company's securities, securities class action litigation has often been initiated against such companies. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition. In the event of volatility of the stock price of the Company's common stock you may lose all or substantially all of your investment in the Company.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this Offering could adversely affect the market price of the Common Stock. Of the maximum of 29,500,000 shares of Common Stock to be outstanding following this Offering, assuming all 12,000,000 shares in this offering are sold, 17,500,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities. Kenneth L. Walker, our Chairman, Chief Executive Officer and President, owns 8,500,000 shares of common stock of the Company. Kenneth L. Walker is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Kenneth L. Walker may not at the present time sell any shares pursuant to Rule 144 because he is an affiliate and current, accurate information regarding the Company is not available to the public. Gregory P. Walker, our Chief Financial Officer and Secretary, owns 8,500,000 shares of common stock of the Company. Gregory P. Walker is an "affiliate" and is subject to additional sales limitations pursuant to Rule 144. Gregory P. Walker may not at the present time sell any shares pursuant to Rule 144 because he is an affiliate and current, accurate information regarding the Company is not available to the public.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the Offering or otherwise to effect transactions in the Common Stock. The Company is presently seeking a broker-dealer to file Form 211 with NASD on behalf of the Company. Form 211 pursuant to Rule 15C-211 is filed by broker-dealers (subject to approval by NASD) with respect to companies wherein current, accurate information of such company is set forth in detail. If a Form 211 is approved by the NASD, a stock symbol with respect to the Company will be issued and the Common Stock of the Company may commence trading on the Pinksheets electronic quotation system. In such event, the broker-dealer will act as the market maker for the common stock of the Company. Such market-making activity may terminate at any time. If no broker-dealers act as a market maker of the Company's common stock, the common stock of the Company may be delisted from the pink sheet electronic quotation system and the public market for its common stock will cease.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The common stock of the Company is a "penny stock" for purposes of the Securities and

Exchange Commission regulations. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

The Company has a limited operating history upon which it may be evaluated. The Company has a limited operating history upon which you may evaluate our business and prospects. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in their development stage, particularly companies that rely heavily on technology and are Internet based.

Our operations are not diversified and we will not be able to reduce our financial risks by relying on other revenue sources. The majority of our revenues are derived from direct placement of drivers and the resulting flat fee. Therefore, our financial viability will depend almost exclusively on our ability to generate revenues from those operations, and we will not have the benefit of reducing financial risks by relying on revenues derived from other operations.

We have made forward-looking statements that may not prove to be correct. The statements contained herein that are not historical fact are "forward-looking statements" as the term is defined in the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes," "plans," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Because of the number and range of the assumptions underlying our forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond the reasonable control of Company, some of the assumptions inevitably may not materialize and unanticipated events and circumstances may occur subsequent to the date of this Offering Circular.

These forward-looking statements are based on current expectations, and we will not update this information other than as required by law. Therefore, the actual experience of Company and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected. Consequently, the inclusion of projections and other forward-looking statements should not be regarded as a representation by Company or any other person that we will realize these estimates and projections, and actual results may vary materially. We cannot assure you that any of these expectations will be realized or that any of the forward-looking statements contained herein will prove to be accurate.

Our success is dependent upon, among other things, the services of our officers and directors. If one or more of our officers or directors were unable or unwilling to continue in their present positions, our business and operations could be disrupted. The loss of their services, for any reason, could have a material adverse effect on our business, operations and financial condition. We do not have key-man life insurance policy for our officers. The expansion of our business will place further demands on existing management and future growth. Profitability will depend, in part, on our ability to hire and retain the necessary personnel to operate our business.

The failure to attract and retain the necessary personnel could have a materially adverse effect on our business, operations and financial condition. There is no certainty that we will be able to identify, attract, hire, train, retain and motivate other highly skilled technical, administrative, managerial, marketing and customer service personnel. Competition for such personnel is intense and there is no certainty that we will be able to successfully attract, integrate or retain sufficiently qualified personnel. The failure to attract and retain the necessary personnel could have a materially adverse effect on our business, operations and financial condition.

The success of the Company also depends on having highly trained technical and marketing personnel. A shortage in the number of trained technical and marketing personnel could limit the ability of the Company to grow.

Our success could be impaired by valuations placed on internet-related companies by the financial marketplace. Our strategy involves creating value for our shareholders through growth and access to funding through the capital markets. We are therefore dependent on the market for Internet-related companies in general and the value of such companies to investors. If the market for Internet-related companies were to weaken for an extended period of time, our ability to access the capital markets will be impaired, and we may need to provide additional capital to our operating companies.

Risks inherent to our acquisition strategy The Company's main focus is on expansion through growth and to a lesser extent the acquisition of complimentary businesses, technologies and services. Acquisitions may result in the potentially dilutive issuances of equity securities, the incurrence of additional debt, development costs and the amortization of goodwill and other intangible assets. These acquisitions involve a number of special problems, including difficulty integrating technologies, operations and personnel and diversion of management attention in connection with both negotiating the acquisitions and integrating the assets. There can be no assurance that we will be successful in addressing such problems.

In addition, growth associated with acquisitions places significant strain on our managerial and operational resources. Our future operating results will depend to a significant degree on our ability to successfully manage growth and integrate acquisitions.

Risks particular to our results of operations The Company's results of operations, and accordingly the price of our common stock, may be adversely affected by the following factors:

- Loss of existing customers;
- Changes in the economy that reduce trucking operations;
- Competitors who may enter the market;
- Loss of key personnel; and
- Inability to manage growth.

Our computer and communications systems may fail, which may prevent candidates, customers or our staff from affectively utilizing our operating systems. Our business depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Any system interruptions that cause our systems and data to be unavailable will slow down our ability to provide the services for which we are paid and may cause us to lose some of our customers.

Risks relating to the Internet industry

Issues regarding security of transactions and transmitting confidential information over the Internet may have an adverse impact on our business. There is a general concern regarding the security of confidential information transmitted over the Internet. Despite the measures we take, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruption in our business. Security breaches that result in access to confidential information could damage the reputation of the Company and expose it to a risk of loss or liability. The Company may be required to make significant investments and efforts to protect against or remedy security breaches. If the Company is unable to adequately address these concerns, it may have a significant impact on revenues.

Rapid technological changes may prevent us from remaining competitive. The markets in which we operate are characterized by rapid technological change, frequent new service introductions and evolving industry standards. Significant technological changes could render our existing website technology and services obsolete. If we are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be adversely affected. To be successful, we must adapt to rapidly changing markets by continually improving the responsiveness, services and features of our services and by developing new features to meet the needs of our customers. Our success will depend, in part, on our ability to enhance our existing services and develop new offerings and technology that address the needs of our customers. We will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.

Government regulations and legal uncertainties may place operational and financial burdens on our business. Because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection and use of data from website visitors and related privacy issues, marketing, content, copyrights, email practices, distribution and quality of services. The enactment of any additional laws or regulations may impede our use of the Internet, which could decrease our revenue and place additional financial burdens on our business. Laws and regulations directly applicable to Internet based businesses are becoming more prevalent. Although these laws and regulations may not have a direct adverse effect on our business, they add to the legal and regulatory burden we face.

Additionally, our business requires us to stay current with federal and state laws and regulations specific to the trucking industry, some of which have specific requirements for record keeping. These laws and regulations may have a direct adverse effect on our business, by adding to the legal and regulatory burden we face.

Dilution

As of December 31, 2006, the Company had a net pro forma net tangible book value of ($335,381.00). "Net tangible book value" represents the amount of tangible assets less total liabilities.

Prior to April 17, 2007, the Company was known as MTS Driver Recruiters, LLC, a Michigan limited liability company. On April 3, 2007, Kenneth L. Walker and Gregory P. Walker, being the only managing members of MTS Driver Recruiters, LLC voted to convert the Michigan limited liability company to a Delaware corporation. The conversion to a Delaware corporation was effective April 17, 2007, and Kenneth L. Walker and Gregory P. Walker were each issued 8,750,000 shares of common stock of the Company for a total of 17,500,000 shares.

For the purpose of illustration only, if the conversion and share issuance had taken place and was effective on December 31, 2006, the Company would have had a net pro forma net tangible book value of ($335,381.00), or approximately ($0.019) per share of Common Stock. Without taking into account any other changes in the net tangible book value after December 31, 2006, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $0.15 per share, including deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of December 31, 2006 would have been $1,424,619.00, or $0.048 per share based on 29,500,00 shares of common stock. This represents an immediate increase in net tangible book value of $0.067 per share to existing stockholders and an immediate dilution in net tangible book value of $0.102 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution.

The following table illustrates the effect of dilution in the event that all the shares in the Offering are sold. In the event that less than the maximum Offering is sold, an investor's dilution will increase, approaching a limit of $0.102 per share.

Shares issued Pre-Offering	**17,500,000**
Total Shares Offered	**12,000,000**
Shares issued Post-Offering if Maximum Sold	**29,500,000**
Total offering amount	**$1,800,000.00**
Share Price this Offering	**$0.15**

IF MAXIMUM OFFERING SOLD

Net Tangible Book Value Pre-Offering	($335,381.00)
Offering Expense	$40,000.00
Increase in Equity Net of Offering Expenses	$1,760,000.00
Net Tangible Book Value Post-Offering (Net of Expenses)	$1,424,619.00
Net Tangible Per Share Book Value Pre-Offering	($0.019)
Net Tangible Per Share Book Value Post-Offering	$0.050
Net of Offering Expenses	$0.048
Increase In Net Tangible Per Share Book Value Attributed to Investment from Offering	$0.067
Immediate Dilution From Offering Price Absorbed By Purchasers of Offering	$0.102

IF ONLY ONE SHARE OF OFFERING SOLD

Net Tangible Book Value Pre-Offering	($335,381.00)
Offering Expense	$40,000.00
Increase in Equity Net of Offering Expenses	($39,999.85)
Net Tangible Book Value Post-Offering (Net of Expenses)	($375,380.85)
Net Tangible Per Share Book Value Pre-Offering	($0.019)
Net Tangible Per Share Book Value Post-Offering	($0.019)
Net of Offering Expenses	($0.021)
Increase In Net Tangible Per Share Book Value Attributed to Investment from Offering	($0.002)
Immediate Dilution From Offering Price Absorbed By Purchasers of Offering	$0.171

Item 4. Plan of Distribution

The Company and its directors and officers, Kenneth L. Walker and Gregory P. Walker, will attempt to place the shares offered herein at a price of $0.15 per share through personal contact with potential investors. The only written materials that will be used in connection with the solicitation of potential investors will be this Form 1-A. No commissions will be paid. Directors, officers and affiliates of the Company will be allowed to purchase shares of Common Stock pursuant to this Offering.

The Company and its directors and officers, Kenneth L. Walker and Gregory P. Walker, will rely on the safe harbor from registration as a broker dealer provided by Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Act"). Neither Mr. Kenneth L. Walker nor Mr. Gregory P. Walker are: (i) subject to statutory disqualification (as that term is defined in section 3(a)(39) of the Act; (ii) compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (iii) not an associated person of a broker or dealer. In addition, each of Mr. Kenneth L. Walker and Mr. Gregory P. Walker: (i) primarily performs, or is intended primarily to perform at the end of the Offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities; (ii) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) will not participate in selling an offering of securities for any issuer of securities more than once every 12 months.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares that must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The termination date for the Offering is four months following the effective date of this prospectus.

This Offering is not contingent on a minimum number of Shares to be sold and it is on a first come, first served basis. If subscriptions exceed 12,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register (or qualify for an exemption from registration) its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue-sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The issuer may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of commissions from the issuer. Market makers, broker-dealers and block purchasers purchasing the shares directly will do so for their own account and at their own risk. The issuer cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by market makers and/or broker dealers.

Item 5. Use of Proceeds

Because there is no minimum to this Offering, the possibility exists that almost no shares will be sold and the Company will receive almost no proceeds. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $1,800,000, before deducting any legal, accounting and offering expenses payable by the Company and assuming that the maximum number of Shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes, provided, however, that any material deviations from the allocation of proceeds as set forth herein will be subject to the prior approval of the shareholders of the Company. For example if marketing and advertising costs rise, the Company would have to allocate more funds than set forth herein to cover such costs. This would decrease working capital as well as funds that would otherwise be available for other projected expenditures.

Description	Amount	Percentage
Operating Capital	$300,000	16.66%
Marketing to Clients	$210,000	11.67%
Publicity and Investor Relations	$120,000	6.67%
Marketing to Drivers	$280,000	15.56%
Enabling Technology	$260,000	14.44%
Acquisitions	$500,000	27.78%
Research and Development	$30,000	1.67%
Professional Fees	$100,000	5.56%
Total Proceeds Used	$1,800,000	100.00%

1. **Operating Capital -** MTS expects to hire sales, recruiting and support personnel as it grows. The need for recruiters, in particular, is directly proportional to increasing revenues. MTS expects that some of the funds raised will be used to fill such positions as Managers, Sales Staff, Recruiting Coordinators, Placement Supervisors, DOT File Managers, DOT File Coordinators, Data Managers, and a Network Administrator.

2. **Marketing to Clients -** MTS plans to launch several marketing and promotional initiatives to improve access to its target customer base. The company has already launched a Search Engine Optimization (SEO) project, described in the Operations Plan. Further investment in SEO will maximize Internet visibility, enabling search engines to better read, understand and index the company's website correctly.

3. **Publicity and Investor Relations** - The Company will seek to actively promote the Company and its services to truck drivers and trucking companies. Additionally the Company will conduct an on-going investor relations campaign to increase investor awareness and the trading of its shares. The Company will likely engage the services of a professional investment relations firm to manage the campaign.

4. **Marketing to Drivers -** MTS also plans to expand its advertising and marketing programs targeted at the driver population. The details are provided in the Marketing Plan.

5. **Enabling Technology -** As described in the Operations Plan, MTS plans to make substantial investments in further website and technology upgrades. Many of MTS' proprietary technological processes are potentially patentable under US Patent and Trademark office guidelines governing "Business Method Patents". Pursuing a patent portfolio would give MTS a statutory monopoly within its industry and further diminish competitive threats.

6. **Acquisitions –** There are currently over 300 driver specific Internet job placement boards marketing their services to carriers and drivers. While their business model differs from that of MTS, these companies represent a significant acquisition opportunity for MTS for four primary reasons. **1.)** These companies represent a significant base of driver contact names that can supplement MTS' current driver database. **2.)** These companies represent a significant channel for additional customer leads in that they share a common target customer base with MTS. **3.)** These companies represent an opportunity for MTS to leverage their technology and processes used in posting jobs and in-taking applicant data. **4).** These companies represent a possible additional revenue stream for MTS.

7. **Research and Development** - The Company plans to expand its service line to include complimentary services in order to increase its potential revenue base with customer it services. The Company also plans to expand its software development and security measures for further protection of its database and to streamline its truck driver placement process. $30,000 will be allocated towards research and development of such services.

8. **Professional Fees** - The Company anticipates incurring legal and accounting fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors. The Company also plans to research the feasibility, benefit and costs of pursuing patents, trademarks or other forms of protections for various operational business processes and methods developed in whole or in part by the Company.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and will only vary provided that we have disclosed the possibility of such variances herein; provided, however, that in no event will the Company use the proceeds of this Offering to repay the loans owed to either Kenneth L. Walker or Gregory P. Walker, and further, provided, however, that any material deviations from the allocation of proceeds as set forth herein will be subject to the prior approval of the shareholders of the Company. There are no accrued but unpaid salaries or wages owed to either Kenneth L. Walker or Gregory P. Walker.

The Company has operated for a number of years on little capitalization and with no annual net profits. The Company's ability to sustain its operations is not dependent upon the proceeds of the Offering and, as such, the proceeds will be sufficient to help grow, the Company over the following 12 months. As of December 31, 2006, the Company's current cash balance was $116.00 and current liabilities were $242,911.00. Management believes that cash currently being generated from operations will be sufficient to maintain the Company for 2007, assuming that no funds are raised in the Offering and the Company does not execute its current business plans as set forth herein.

The Company would anticipate reallocating its resources from the current plan in the event that only a portion of the Offering amount is secured. In the event that only 75% ($1,350,000) is raised, the Company plans to maintain the use of proceeds in the same percentage allocation as represented in the above chart. In the event that only 50% ($900,000) is raised, the Company also plans to maintain the use of proceeds in the same percentage allocation as represented in the above chart.

In the event that only 25% ($450,000) is raised, the Company intends to allocate those funds in the following way:

Raising of 25% or less of $1.8M

Description	Amount	Percentage
Operating Capital	$65,000	14.44%
Marketing to Clients	$65,000	14.44%
Publicity and Investor Relations	$75,000	16.67%
Marketing to Drivers	S110,000	24.44%
Enabling Technology	$90,000	20.00%
Acquisitions	$0	0.00%
Research and Development	$0	0.00%
Professional Fees	$45,000	10.00%
Total Proceeds Used	$450,000	100.00%

The allocation of the proceeds (in the event that only 25% ($450,000) is raised by the Offering) shown in the above table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures.

Salaries of Officers: The Company's CEO, Kenneth L. Walker, received a salary of $144,820 in 2006, and the Company's CFO, Gregory P. Walker received a salary of $144,820 in 2006.

The proceeds from this Offering will satisfy the Company's cash requirements for expansion during the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may seek additional capital financing and will have to negotiate with its accountants and legal advisors to agree on a monthly payment plan for the payment of professional fees owed to them. In the event that the Company receives the maximum amount, the Company may still seek additional financing in order to execute its business plans for expansion and possible acquisitions. The availability of such financing is uncertain.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 6. Description of the Business

MTS Driver Recruiters, Inc. (the "Company" or "MTS") was formed as a Michigan limited liability company on December 19, 2000, under the name MTS Driver Recruiters, LLC and converted to a Delaware corporation on April 17, 2007. MTS is headquartered in Southfield, Michigan and is a commercial truck driver-recruiting firm focused on the outsourced recruitment of commercially licensed truck drivers for clients in the transportation industry.

MTS has developed a proprietary business model for recruiting truck drivers. This scaleable model supported by customized technology allows MTS to recruit qualified drivers nationwide for clients who have, in the face of a severe driver shortage, been less successful at recruiting drivers on their own, or who as a matter of standard business strategy prefer to outsource complex, non-core, functions. MTS works with clients in the private and commercial transportation industry, serving as a recruiting partner. In a consultative manner MTS helps these firms to translate driver requirements in to clear job specifications that will help to accurately identify qualified candidates. MTS then translates those specifications into an attractive and compelling presentation that is likely to result in the greatest number of qualified respondents.

Using its proprietary driver database, MTS electronically markets the job opportunity to the commercial driver community within the space of a few minutes. MTS then conducts comprehensive interviews of interested candidates, and also performs all regulatory compliance tasks, including 10-year employment, criminal history and MVR (Motor Vehicle Record) reviews. Most of these functions are automated allowing MTS to recruit high volumes of candidates on behalf of the client with minimal time and labor resources.

MTS has been providing its current service offering for the last 5 years. Our Managers and Recruiters have transportation industry experience and use that background to provide clients with high efficiency driver selection and evaluation services. Most of our business comes from our Internet presence, referrals and repeat business. We dedicate our in-house recruiters and sourcing team to the client's driver recruiting needs. Our recruiters have instantaneous access to driver talent across the U.S through our proprietary driver database, which has over 304,000 drivers as of this filing. They also draft and execute a sourcing plan including the use of such tools as (internet sites, career events, professional associations, colleges and universities, alumni associates, and print advertising) to identify candidates on behalf of the client. They are typically able to execute these sourcing processes within minutes of receiving a job requisition from a client. Our processes are designed to facilitate high volume, direct communication with driver candidates in the shortest amount of time.

Each day MTS' driver database grows as drivers throughout the US provide us with their contact information and experience so that MTS can present them with opportunities as they arise. MTS presents open positions through Internet postings, email blast, text messaging to cell phones, standard phone calls and US mail, as well as other non-traditional means. MTS can recruit drivers anywhere in the country. MTS' recruiting, and operations teams are experts in the field of Department of Transportation (DOT) compliance, DOT file maintenance and transportation recruitment operations. MTS ensures that candidates recruited on behalf of our clients meet all of the client's hiring guidelines as well as those of the DOT including:

- Complete DOT File
- Ten-year employment history
- Current MVR
- Current Drug Screen (NIDA)
- Current DOT Physical
- Criminal history check
- Appropriate license and endorsements for the job

Current Focus of Business

The Company will focus on increasing its truck driver database and the number of Commercial Carriers, Private Carriers, and Third-Party Logistics Carriers (3PLs) contracts and placements it processes each year. The Company plans to accomplish this goal through an advertising and marketing plan. The Company will hire additional employees incrementally as necessity dictates, based on the amount of growth the Company is able to achieve through its advertising and marketing plan. Further expansion of our marketing efforts, technological improvements and managerial staff will require a significant amount of the Company's capital. MTS management estimates that approximately $1,800,000 will be budgeted towards these development efforts between November of 2007 and December of 2008.

Key components of our business will be developed to include:

Website redesign:

MTS relies heavily on its website to attract and capture both customers and drivers. It is essential that our website be highly effective at delivering a clear and consistent message, establishing MTS' credibility as an industry leader, and maximizing the overall conversion rate of our two target audiences.

On June 25, 2007 MTS engaged the service of Stone Interactive Group, Inc. to redesign our website in order to further enhance and improve our online presence as well as the user experience. The project is scheduled to begin July 10, 2007 to be completed mid-November 2007. The fixed cost of the project will be $22,600. After consideration of many interactive website design firms, Stone IG was chosen because MTS felt that the company clearly demonstrated its capability to provide a feature-rich website that would allow MTS to achieve its design and functionally goals while meeting established timelines and budget requirements.

The Primary project goals include:

- Create a new site appropriate for a world-class organization
- Accurately convey the MTS brand and our complete service offering
- Enhance navigation and usability

- Provide a Content Management System that can be managed by non-IT staff
- Support MTS' public offering initiative

Secondary project goals include:

- Increase new recruit lead generation conversion rate
- Improve natural search engine rankings
- Build greater loyalty and trust toward MTS Driver Recruiters by enhancing the user's overall online experience
- Provide a website reporting and analytics solution

The new site will ultimately provide MTS with a contemporary presence to the online public, positioning us as the market leader.

Industry Overview

The US is the largest market for truck transportation services in the world, generating revenues worth approximately $623 billion in 2005. Trucks hauled 10.7 billion tons of freight in 2005, which represented 84.3 percent of total revenue earned by all transport modes. The US market represents over a third of the global trucking market and is expected to achieve a cumulative annual growth rate of 5.7% over the next five years. The trucking industry enjoyed a period of growth in 2004 through 2006, and this growth is expected to continue for the next several years. Inflationary pressures such as driver shortages, DOT rule changes and increasing fuel and insurance costs have all contributed to the increasing cost of freight services in recent times. However, with shipping volumes growing by over 6.5% per year, industry experts 'continue to be optimistic about the truck freight demand situation' 1.
Driver Recruiters

1 *Bob Costello, Chief Economist, American Trucking Association*

The American Trucking Association's (ATA) Truckload Tonnage Index (see figure below) shows that 2005-2006 marked a new peak in freight demand, and the US trucking sector is now estimated to be carrying three-quarters of the value and two-thirds of the weight of the total freight shipped. While demand is clearly robust, concerns on the supply side continue to restrict the industry's growth. Severe shortages of commercial drivers, rising operating costs (especially fuel costs), and increased compliance and regulatory requirements have combined to restrict the growth of truck transportation services. In this environment, private and commercial transportation companies are increasingly relying on outsourcing to professional recruitment firms. In this context, MTS provides a much-needed service, matching carriers with qualified drivers.

Current Trends

Transportation companies have responded to the shortage of drivers by offering increased salaries, generous 401(k) options, health care packages and other perks. Despite these initiatives, the changing demographics and overall aging of the US population mean that the driver shortage will persist. Regulatory measures and compliance related requirements have also been significantly increased as a consequence of concerns for safety and security. The definition of "hours on the road" has been expanded to include time spent for meals, bathroom breaks and other rest stops. In addition, drivers are required to rest between trips. The result has been increased documentation, and the management of a driver's DOT file has become much more complicated.

The Truck Transportation Market

There are three segments within the truck transportation industry; Commercial Carriers,

Private Carriers, and Third-Party Logistics Carriers (3PLs). The term "trucking company" typically refers to Commercial Carriers.

1. Commercial Freight Carriers: These firms offer professional freight services, and have government authority to transport goods and offer for-hire services. Since driver salaries and related recruiting costs are a large part of their expenses, these firms are quite sensitive to increases in recruiting expenses. Prominent firms in this category include Schneider, JB Hunt and Swift Transportation.

2. Private Freight Carriers: Firms in non-trucking industries that depend heavily on truck transportation services for the movement of their goods find it necessary to have their own private fleets. For instance, Wal-mart and Frito-Lay use their own fleets to transport goods from their warehouses to stores. This type of carrier represents the largest number of trucks on the road, approximately 80% of the US truck transportation industry.

3. Third Party Logistics Providers (3PLs): These are specialized carriers that assume responsibility for the transport function of Private Carriers. In the last 10-15 years since deregulation of the transportation industry, this sector has experienced significant growth, and these firms have begun to offer a range of services on behalf of Private Carriers that require comprehensive transport and logistics solutions. These services may include asset procurement and ownership, on-going fleet maintenance, driver recruitment/retention, and insurance management. Under the most comprehensive dedicated arrangements, the 3PL takes responsibility for providing capacity, driver recruitment/retention, and managing fleet operations. The 3PL space is growing rapidly, as firms become accustomed to the idea of outsourcing their transportation requirements. Examples of 3PLs include Ryder Dedicated Logistics and Penske Logistics. Private fleets account for an estimated 80% of the market, and will continue to be a significant part of the market, although the popularity of 3PLs and the sophistication of commercial freight carriers is growing. Firms are increasingly accepting that there are many benefits in outsourcing the transportation function, allowing a company to focus on its core business.

Industry Outlook

The overall outlook for the truck transportation industry remains positive, although rapidly rising cost pressures could hurt the industry in the short run. The most severe pressure will come from the shortage of drivers, and it is likely that players in the transportation market will increasingly rely on a professional recruitment partner to handle their recruiting function; a recruiting firm with a nationwide reach will be able to source qualified drivers from any location in the country, and will probably emerge as the recruiting partner of choice for better carriers.

Competitor Analysis

There are a number of driver-leasing and driver recruitment firms that cater to the truck transportation industry, although MTS offers one of the most sophisticated and comprehensive bouquet of services. The target customer base is itself a form of competition. Some companies are used to handling their own recruitment function, and are skeptical about the benefit in outsourcing truck driver recruitment. They believe that their internal recruitment mechanisms are capable of doing the "best possible" job at recruiting commercial drivers given the inherent complexity of DOT compliance. MTS' challenge in this regard is to overcome the reluctance of these "hold out" companies to engage MTS as a partner. By consistently demonstrating the superiority and cost benefits of its services, MTS will continue to overcome this hurdle, and prove that its services are of significant value to any fleet in the transportation industry.

Direct Competition
A number of driver leasing companies operate in the US transportation market. These firms maintain a pool of local drivers, who are hired out to freight firms, as needed, for temporary assignments. These companies necessarily operate on a limited scale, restricted by the need to maintain a pool of available drivers in every location. They employ a one-size-fits-all approach to meeting client needs. There are over 300 such firms across the country, mostly running operations that cater to very localized markets. Less than 10% of these firms operate in more than one city, and only 3-4 operators have operations spanning more than one third of the country. None of these firms currently services greater than 50% of the US. Typical firms in this category are profiled below.

Best Drivers (www.bestdrivers.com)
Best Drivers was founded in East Tennessee in 1988, and has grown to offer its services across the southeast in the past 15 years. Apart from providing commercial drivers for short and long term assignments, the company also offers its customers ongoing driver staffing services, payroll administration, and benefits administration. Best Drivers maintains a pool of drivers in each of its locations, and offers these drivers on a hire-out basis to various trucking firms. Within Tennessee in particular (presently in five cities) and the Southeast in general (Kentucky & Georgia), the company has been able to expand its business.

Complete Personnel Logistics, Inc. (www.cpl-peo.com)
Complete Personnel Logistics has been operating in the driver leasing business since 1968, and offers its clients a wide range of Professional Employer Organization (PEO) services such as payroll processing, health insurance, workers' compensation, 401(k) plan, compliance requirements and so on in addition to traditional driver leasing. Complete Personnel Logistics is focused on both long-term placements and temporary requirements, and is one of the few players within this space that offers long-term recruitment solutions. The company is a part of Minute Men Staffing Services, a firm offering a wide range of HR solutions, including light-industrial temporary and permanent staffing services, payroll management and onsite management services. Based out of Cleveland, OH, Complete Personnel Logistics also has offices in Cincinnati, Columbus and Detroit.

Innovative Driver Services (www.innovativedrivers.com)
Innovative Driver Services provides commercial truck drivers to clients throughout the Southeast.

The company has been in operation since 1995. The company offers temporary as well as permanent staffing solutions. Innovative had its origins in the back office of a major manufacturing company, and has since grown to be a respected driver leasing firm in North Carolina, South Carolina and Tennessee.

Common Characteristics
Each of these "Driver Leasing" firms share certain characteristics; they have been successful in local markets, but do not have scalable business models that will allow them to rapidly expand their operations nationwide without sacrificing quality and without significant process reengineering. In addition, they tend to focus on temporary, short-term placements, which are, as described earlier, stopgap solutions that carrier firms turn to during emergencies. The result of such a focus is that potential clients will always see these services as temporary solutions, and would not consider outsourcing all their recruitment needs to such firms.

Indirect Competition
MTS also faces indirect competition from the growth of Internet job boards that specialize in matching drivers and companies in the trucking industry. There are now a number of such

websites, and the growing use of the Internet and the popularity of some of these boards represent a significant degree of competition to a recruitment specialist like MTS. The biggest distinction between this form of competition and the services provided by MTS is lack of involvement in the recruiting process that the job boards play. Job boards typically collect driver resumes and charge clients a fee to view those resumes in search of candidates worth calling. The table below lists some of the websites that focus on the trucking industry. Job boards have to-date, been unsuccessful at achieving anticipated acceptance levels largely as a result of their inability to attract and collect substantial volumes of qualified resumes.

Some of the Internet job boards and other driver recruitment websites are as follows;
http://www.classadrivers.com/
http://www.bigrigjobs.com/
http://www.bestdriverjobs.com/
http://www.layover.com/
http://www.bigtruckdrivingjobs.com/
http://www.everytruckjob.com/
http://www.jobsfortruckers.com/
http://www.getadrivingjob.com/
http://www.truckdriver.com/

MTS also relies significantly on the Internet for its marketing and promotional campaigns.
Driver Recruiters

Competitive Advantages
Strong Management Team with a Successful Track Record: MTS Driver Recruiters is led by a team that has considerable expertise in starting and running a transportation recruiting business.

MTS enjoys the following competitive advantages over its competitors and other players in the driver recruitment market:

Driver database: MTS currently possesses one of the largest databases of commercial drivers in the US. With data on over 304,000 drivers, MTS has ability to market open positions to the driver population nationwide.

Technological efficiency: MTS has deployed advanced technologies in its operations. It currently uses its proprietary database and Applicant Tracking System to process large volumes of applicant data including the only fully DOT compliant online application in existence and DOT compliant background checks. Each MTS recruiter is able to efficiently manage 30–50 client orders with up to 10 open seats per order, simultaneously.

Agile business model: MTS' business model was designed for growth and expansion into new markets by keeping fixed costs low, and by eliminating the need to maintain driver pools and internal recruiting staff in target markets. A key advantage to this approach is that it mirrors the trend taking place within the logistics market – a trend towards massive decentralized distribution operations with greater operational efficiency managed through the use of technology (i.e. Wal-Mart, Home Depot, etc.) The unique model also eliminates the need for traditional "brick-and-mortar" office setups in each location and allows the company to realize significantly improved profit margins. The CRM model makes MTS the first truly national driver recruitment firm, ensuring the delivery of consistent and reliable service to clients throughout the US.

Targeted recruitment: In contrast to traditional driver leasing firms who maintain pools of drivers and employ a one-size-fits-all approach to meeting client needs for drivers, targeted recruitment ensures higher customer satisfaction levels by targeting drivers that meet client specific job requirements exactly. At the same time the proactive approach to driver recruiting screens potential candidates on behalf of the client in contrast to online job boards that simply offer clients a venue to browse potential applicant resumes which then have to be screened and processed.

Strong track record: MTS has a seven-year track record of meeting the outsourced driver recruitment needs of its clients, ranging from fortune 500 companies to small firms. Management believes that MTS has also developed a reputation for high levels of customer satisfaction based on measurable results.

First to market: As the first and only provider of targeted commercial driver recruiting nationwide, Management believes that MTS has already begun establishing itself as a recognized name among major carriers and transportation industry leaders. Currently, such companies as Frito-Lay, Exxon and Sara Lee have contracted with MTS on a pilot basis. MTS Driver Recruiters has developed a business model that will enable it to become the first truly national operator in the commercial driver recruitment market. Its strong track record and other unique capabilities are clear advantages that management believes will propel the company to the top of this industry.

Marketing

MTS Driver Recruiters is already a fairly well recognized name within the transportation recruiting industry, and the company is successfully handling recruitment for a number of major private and commercial firms. MTS offers its clients a technology-based, targeted driver recruitment solution capable of efficiently identifying qualified drivers while ensuring that the client remains compliant with complex DOT regulations. MTS has proven that client firms can benefit from outsourcing their driver recruitment function and has secured national contracts with several fortune 500 companies. The company will continue to solidify its position as a strategic partner to companies in the transportation industry by enhancing its targeted driver recruiting services and adding additional support services.

MTS recognizes that to sustain its growth and further expand its business, it must make substantial investments in marketing and communication initiatives in order to gain increased brand recognition among carrier firms as well as drivers. Thus far, the company has primarily grown its business via referrals and word-of-mouth, with minimal investments in promotions or advertising. Aggressive marketing campaigns have recently been initiated to enhance the company's growth.

Target Clients

- Commercial Freight Carriers
- Private Freight Carriers
- Third Party Logistics Providers (3PLs)

The approach of each of these client-types to truck driver recruitment is dictated by their cost structures. As Private Carrier's expenditure on their transportation function is typically a very small component of their overall budgets, they are less sensitive regarding driver recruitment costs. They are also relatively inexperienced recruiters. This makes them ideal customers for MTS, because they are focused on reliable drivers who can ensure timely deliveries, and are more eagerly willing to invest in services that can ensure the recruitment of dependable drivers.

In sharp contrast, driver salaries and related recruiting costs constitute a third of the total cost structure for Commercial Carriers like Schneider, and these firms are naturally very sensitive to any increase in salaries or recruiting expenses. These firms are also much more likely to believe that they can handle their own recruitment, and are sometimes less receptive to outsourcing their recruitment requirements.

The 3PL segment is also quite cost-sensitive, but these firms more often recognize the value of a service like MTS' and drivers represent a somewhat smaller percentage of their costs structure when compared to commercial carriers. 3PL networks are growing very rapidly because of the trend towards outsourcing the transportation function. This segment therefore has tremendous growth potential for the next few years.

Marketing Channels

MTS uses a direct sales force (as described in the Operations Plan) consisting of Account

Development Representatives (ADRs), who call prospective clients in assigned territories. As of today MTS has two experienced ADRs in place.

MTS Driver Recruiters also has a number of advertising and marketing initiatives either underway or planned for launch in the next few months. The company has initiated its Search Engine Optimization (SEO) strategy. SEO optimizes a website so that it is readily found by search engines and clients seeking the service provided. Currently MTS generates a significant volume of prospect client traffic as a result of its SEO investment. MTS plans to further its investment in SEO over the coming months.

MTS also plans to expand its current Pay-Per-Click (PPC) Internet advertising campaign, as well as its web-advertising budget. Promotional techniques planned include:

- **Advertising in industry publications, news releases:** MTS will improve its visibility by advertising in prominent industry publications, and on websites such as www.fleetowner.com. MTS will hire a marketing and PR firm, to assist in developing this campaign.
- **Other traditional media:** Yellow Pages, Direct Mail, Trade Shows, and White Papers.

MTS has also recognized the importance of gaining access to drivers, and its advertising and marketing plans include:

- **Recruiting Job Board Memberships:** Industry specific (such as www.layover.com) as well as general recruitment sites (such as www.monster.com).
- **Truck stop display board advertising:**

Employees

- **Operations Manager** - over 10 years experience within the driver leasing and transportation staffing industry.
- **Compliance team** - 3 members with over 20 years combined experience in DOT regulatory compliance
- **Recruiting team** - 2 members with over 10 years combined experience in targeted recruiting including transportation specific recruiting
- **Sales Team** - 1 member covering account development, telesales, lead generation, and Internet marketing, with over 10 years sales and marketing experience including

selling of outsourced solutions within the commercial and 3rd party logistics industry

- **Internet marketing team** – 1 marketing specialist with 3 years experience in developing Internet marketing strategies including optimization strategies and electronic copy development.
- **Database Administration** – 2 Sourcing specialists responsible for developing strategies for continued growth of the MTS driver database including generating driver traffic to the MTS job portal.

Litigation
MTS was previously involved in a legal dispute with a former employee and settled the matter on September 24, 2007 for $6000. As of this filing the company is involved in no litigation, nor does the company foresee any pending litigation matters.

Determination of Offering Price
The management of the Company has determined the Offering Price arbitrarily in its sole discretion. Prior to the Offering, there will be 17,500,000 shares outstanding, implying a pre-offering market capitalization of the Company of $2,625,000 (17,500,000 x $0.15). The management believes that this is an appropriate price for the Offering, however, management has no basis for the arbitrary price. MTS Driver Recruiters, LLC was formed on December 19, 2000, and then issued one (1) Membership Interest to Kenneth L. Walker and one (1) Membership Interest to Gregory P. Walker, which represented 100% of the membership interests. The Walkers each paid $100.00 for the purchase of their Membership Interests, which were the costs of forming the limited liability company. On April 17, 2007, MTS Driver Recruiters, LLC converted to a Delaware corporation at which time Kenneth L. Walker and Gregory P. Walker each exchanged their one (1) Membership Interest for 8,750,000 shares of common stock and 1,000,000 shares of Series A Preferred Stock of MTS Driver Recruiters, Inc.

Market Capitalization is a measure of a company's total value. It is estimated by determining the cost of buying an entire business in its current state. Often referred to as "market cap", it is the total dollar value of all outstanding shares. It is calculated by multiplying the number of shares outstanding by the current market price of one share.[1]

It is anticipated that expenses pursuant to this Offering will consist of $32,500 in legal fees, as well as up to $7,500 of miscellaneous costs and expenses (i.e., accounting fees, printing, state filing fees, copying and express courier services).

[1]*"Market Capitalization Defined" March 17, 2003, By Cory Janssen, Co-Founder, Investopedia.com*

Item 7. Description of Property

Facilities
The Company does not own any real estate. The Company's principal operations are located at 26555 Evergreen, Suite 1220, Southfield, MI 48076 (approximately 4,003 sq. feet in office space) which it leases pursuant to the terms of a written lease with TTERTT Associates, LLC for $6,338.08 per month from. The lease price is market based.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

The company currently owns 13 computers, 1 Hewlett Packard printer as well as miscellaneous office furniture totaling roughly $10-$15,000.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006. On April 17, 2007 the Company converted from a Michigan limited liability company to a Delaware corporation and pursuant to that conversion Kenneth L. Walker and Gregory P. Walker each maintained their exact same officer titles and became the sole directors of the Delaware Corporation, MTS Driver Recruiters, Inc.

Name	Positions with the Company	Age	Position Held Since
Kenneth L. Walker	President, Chief Executive Officer and Chairman of the Board of Directors	43	2000
Gregory P. Walker	Chief Financial Officer, Treasurer, Secretary and a member of the Board of Directors	42	2000

Kenneth L. Walker, Chairman, Chief Executive Officer and President - 43

26555 Evergreen, Suite 1220, Southfield, MI 48076

Gregory P. Walker, Chief Financial Officer, Treasurer, secretary Director - 42

26555 Evergreen, Suite 1220, Southfield, MI 48076

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors..

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Pennsylvania corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or preceding that might result in a claim for such indemnification.

Item 9. Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate annual remuneration
Kenneth L. Walker	President and Chief Executive Officer	$144,820
Gregory P. Walker	Chief Financial Officer, Treasurer, Secretary	$144,820

For the fiscal year ended December 31, 2006, the Company has not accrued any portion of Mr. Kenneth L Walker's salary. For the fiscal year ended December 31, 2006, the Company has not accrued any portion of Mr. Gregory P. Walker's salary.

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Amount Owned Before Offering	Amount Owned After the Offering	Percentage of Issued Class of Stock[3]
Common Stock	Kenneth L. Walker[1] 26555 Evergreen Suite 1220 Southfield, MI 48076	8,750.000	8,750.000	50%
Common Stock	Gregory P. Walker 26555 Evergreen Suite 1220 Southfield, MI 48076	8,750,000	8,750.000	50%
Preferred Stock	Kenneth L. Walker[2] 26555 Evergreen Suite 1220 Southfield, MI 48076	1,000,000*	1,000,000*	50.00%
Preferred Stock	Gregory P. Walker 26555 Evergreen Suite 1220 Southfield, MI 48076	1,000,000*	1,000,000*	50.00%

Common Stock	All directors and executive officers as a group (2 persons)	17,500,000	17,500,000	100%
Preferred Stock	All directors and executive officers as a group (2 persons)	100,000	100,000	100.00%

1. Mr. Kenneth L. Walker is Chairman, Chief Executive Officer and President of the Company and is the Chairman of the Board of Directors.
2. Mr. Gregory P. Walker is Chief Financial Officer, Treasurer, Secretary and a member of the Board of Directors of the Company.
3. Percent of Class of Issued Stock as determined prior to the Offering.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

* On April 17, 2007, the Company issued a total of 2,000,000 shares of Series A preferred stock comprised of 1,000,000 shares to Kenneth L. Walker and 1,000,000 shares to Gregory P. Walker without any independent valuation or other valuation analysis. The Series A preferred shares were issued to the Walkers as part of a plan of reorganization ("Reorganization") through the conversion of the Company from a Michigan limited liability company to a Delaware corporation pursuant to Section 368(a) (1) (B) of the Code and the regulations corresponding thereto, so that the Reorganization contemplated thereby would qualify as a tax free reorganization under the Code. The Reorganization was accomplished by an exchange of membership interests in the Michigan limited liability company for shares of voting common stock and preferred stock in the Delaware Corporation.

Item 11. Interest of Management and Others in Certain Transactions

Over the course of the Company's life, Mr. Kenneth L. Walker (one of the Company's founders) has advanced funds to the Company. As of December 31, 2006 advances made by Mr. Kenneth L. Walker (or affiliates) total approximately $70,000. Over the course of the Company's life, Mr. Gregory P. Walker (one of the Company's founders) has advanced funds to the Company. As of December 31, 2006 advances made by Mr. Gregory P. Walker (or affiliates) total approximately $33,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from the Walkers and the Walkers may demand payment of the advances at any time. The Company will not use any of the proceeds to pay the loans owed to the Walkers.

Item 12. Securities Being Offered

Common Stock: As of the date of this registration statement, there were 17,500,000 shares of Common Stock issued and outstanding. There will be a maximum of 29,500,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby if the maximum number of shares are sold.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably with holders of Preferred Stock (assuming conversion of the Preferred Stock at the time of such liquidation, dissolution or winding up) in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock: On December 31, 2006, there were no shares of preferred stock issued or outstanding. On April 17, 2007, the Company issued 1,000,000 shares of Series A preferred stock to Kenneth L. Walker and 1,000,000 shares of Series A preferred stock to Gregory P. Walker as part of the reorganization. Pursuant to Section 151(g) of the Delaware Corporation Law, the Company has set forth the rights, privileges, preferences and limitations of the Series A Preferred Stock in its Certificate of Incorporation, a copy of which is attached hereto as Exhibit 1.

Except as provided by law, each share of Series A Preferred Stock is entitled to forty (40) votes on any matter submitted to a vote of the shareholders of the Company. Also, the holders of a majority of the outstanding Series A Preferred Stock have the right to appoint two-thirds of the members of the Company's Board of Directors. As a result of such voting rights, the Walkers have significant influence on the outcome of matters requiring a shareholder vote, including the election of directors and certain mergers or other business combinations. A majority of outstanding shares of Series A Preferred Stock must approve any proposal to amend the Company's Certificate of Incorporation that would adversely affect the powers, preferences or special rights of the shares of the Series A Preferred Stock. Since the Walkers beneficially own all of our outstanding Series A Preferred Stock, they will determine the outcome of such proposals. As of April 17, 2007 there were 2,000,000 shares of Series A Preferred Stock outstanding and if a vote of all of the shareholders occurred as of the date of this Offering, the Series A preferred stockholders would be entitled to 80,000,000 votes.

Transfer Agent and Registrar: The Company currently acts as its own transfer agent and registrar but plans on retaining a transfer agent.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 29,500,000 shares of Common Stock outstanding if the maximum is sold. All 12,000,000 shares of the common stock to be sold in this Offering will be sold pursuant to Regulation A of the Securities Act of 1933, as amended, and, subject to state law may be issued without a restrictive legend. The remaining 17,500,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 295,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least ninety (90) days prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

The Company presently has formulated limited specific plans to distribute current information to broker-dealers including seeking a broker-dealer to file Form 211 with NASD on behalf of the Company. Form 211 pursuant to Rule 15C-211 is filed by broker-dealers (subject to approval by NASD) with respect to companies wherein current, accurate information of such company is set forth in detail. If a Form 211 is approved by the NASD, a stock symbol with respect to the Company will be issued and the common stock of the Company may commence trading on the Pinksheets electronic quotation system. In such event, the Company plans to provide current, accurate information of the Company available to the public (including broker-dealers) by means of posting such information including current financial information of the Company on www.pinksheets.com.

Additional Information: The Company intends to furnish to its stockholders annual reports containing un-audited consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

PART F/S FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors. Notwithstanding anything contained herein to the contrary, the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect the Company from liability in connection with any statements made in connection with this offering.

Introduction and Nature of Business

MTS Driver Recruiters, Inc. is a commercial truck driver-recruiting firm focused on the outsourced recruitment of commercially licensed truck drivers for clients in the transportation industry.

	Fiscal Year ended,	
RESULTS OF OPERATIONS:	December31, 2006	December 31, 2005
Total revenues	$ 4,793,711	$ 5,791,710
Net loss or Net gain	$ 67,780	$ (183,691)
Net loss attributable to common stockholders	$ (0)	$ (0)
Basic and fully diluted loss per common share	$ (0)	$ (0)
Weighted average common shares outstanding	0	0

Overview

Fiscal Year ended December 31, 2005 compared with Fiscal Year ended December 31, 2004 Overall Financial Situation.

The Company had revenues of $5,791,710 for the fiscal year ended December 31, 2005, a decrease of $558,513 or 8.80 % from the fiscal year ended December 31, 2004. In 2004 the Company's revenues consisted mainly of services billed on an hourly basis. The Company had operating expenses of $1,483,976 for the fiscal year ended December 31, 2005, an increase of $182,975 or 14.10 % from the fiscal year ended December 31, 2004. The decrease in revenues was primarily due to the adjustment in our business model to include direct placement of drivers for a flat fee. The Company's operating expenses include the costs and expenses of pay-rolling drivers along with payroll related expenses such as Workers Compensation Insurance. For the fiscal year ended December 31, 2004, the Company had revenues of $6,350,223 with costs of revenues of $4,892,903. The Company had a member's deficiency at December 31, 2005 in the amount of $(297,314), an increase in the member deficit of $183,691 from the December 31, 2004 member deficit of $(113,623). This increase is primarily due to the net loss incurred in the last year. The Company had assets of $143,322 for the fiscal year ended December 31, 2005, a decrease of $168,422 or 54.0% from the fiscal year ended December 31, 2004.

General and administrative expenses. General and administrative expenses increased from the fiscal year ended December 31, 2004 by $182,975 or 14.10%, resulting in a loss from operations of $(64,473) for the fiscal year ended December 31, 2005. Interest expense decreased by $11,973 for the fiscal year ended December 31, 2005 from $131,291 for the fiscal year ended December 31, 2004. Interest expense includes expenses for driver payroll and payroll related expenses.

Revenues. The Company had revenues of $5,791,710 for the fiscal year ended December 31, 2005, a decrease of $558,513 or 8.80% from the fiscal year ended December 31, 2004. The Company's revenues consisted mainly of services billed on an hourly basis during this period. The decrease in revenues was primarily due to the adjustment in our business model to include direct placement of drivers for a flat fee.

Fiscal Year ending December 31, 2006 compared with Fiscal Year ended December 31, 2005 Overall Financial Situation.

The Company had revenues of $4,793,711 for the fiscal year ended December 31, 2006, a decrease of $997,999 or 17.23 % from the fiscal year ended December 31, 2005. The Company's revenues have declined each year since 2004. The Company's revenues consisted mainly of services billed on an hourly basis during this period. The Company had operating expenses of $1,191,499 for the fiscal year ended December 31, 2006, a decrease of $292,477 or 19.71% from the fiscal year ended December 31, 2005. The decrease in revenues and operating expenses is primarily due to the decision to begin shifting the business focus to a flat-fee model in order to reduce MTS' administrative burden and expenses as well as the liabilities associated with employing commercial drivers. The Company's operating expenses include the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with its services. The Company had a member's deficit on December 31, 2006 in the amount of $(329,534), an increase of $32,220 from the members' deficiency on December 31, 2005 of $(297,314). This increase is primarily due to the net loss incurred in the last year. The Company had assets of $97,473 for the fiscal year ended December 31, 2006, a decrease of $45,479 or 32.00% from the fiscal year ended December 31, 2005.

Selling general and administrative expenses. General and administrative expenses decreased from the fiscal year ended December 31, 2005 by $292,477 or 19.71%, resulting in a gain from operating income of $113,840 for the fiscal year ended December 31, 2006. Interest expense decreased by $73,258 for the fiscal year ended December 31, 2006 from $119,318 for the fiscal year ended December 31, 2005. Interest expense includes expenses for driver payroll and payroll related expenses. The Company leases office space from TTERTT Associates, LLC on a month-to-month basis for $6,338.08 per month.

Revenues. The Company had revenues of $4,793,711 for the fiscal year ended December 31, 2006, a decrease of $997,999 or 17.23 % from the fiscal year ended December 31, 2005. The Company's revenues consisted mainly of services billed on an hourly basis during this period. The decrease in revenues was primarily due to the adjustment in our business model to include direct placement of drivers for a flat fee.

PART III EXHIBITS

Item 1. Index to Exhibits

No.	Exhibit	Attachment
1	Certificate of Incorporation of the Company	1*
2	By-Laws of the Company	2*
3	Subscription Agreement	3*
4	Legal Opinion of Joseph B. LaRocco, Esq.	4*
5	Reorganization Agreement	5*
6	MTS Service Agreement with Dean Transportation, Inc.	6*
7	MTS Service Agreement with USF Glenmoore	7*
8	MTS Service Agreement with Scholastic Book Fairs, Inc.	8*
9	Michigan Uniform Securities Act Attachment	9*
10	Specimen Stock Certificate	10*
11	Financial Statements	11*

Item 2. Description of Exhibits

(1) MTS-Delaware Certificate of Incorporation
(2) By-Laws
(3) Subscription Agreement
(4) Opinion re: Legality
(5) Reorganization Agreement
(6, 7, 8) Material Contracts
(9) Michigan Uniform Securities Act Attachment
(10) Specimen Stock Certificate
(11) Financials 2004 – Q2 2007

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on this 5th day of November 2007.

MTS DRIVER RECRUITERS, INC.



Kenneth L. Walker, Chairman, Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kenneth L. Walker, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE



Kenneth L. Walker, Chairman, Chief Executive Officer and President and Director (Principal Executive Officer) November 5, 2007



Gregory P. Walker, Treasurer/Chief Financial Officer, Secretary and a Director November 5, 2007

Exhibit 1

Certificate of Incorporation of the Company

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF CERTIFICATE OF INCORPORATION OF "MTS DRIVER RECUITERS, INC." FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF APRIL, A.D. 2007, AT 12 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4337160 8100V

070442595


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 5606531

DATE: 04-19-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:00 PM 04/17/2007
FILED 12:00 PM 04/17/2007
SRV 070442595 - 4337160 FILE

Certificate of Incorporation
of
MTS Driver Recruiters, Inc.

Know all men by these presents that the undersigned, pursuant to the provisions of the Delaware General Corporation Law hereby executes this Certificate of Incorporation and does hereby certify as follows:

First: **Name.**

The name of the corporation is hereby changed to MTS Driver Recruiters, Inc. (hereinafter referred to as "Corporation").

Second: **Resident Agent and Address.**

Its registered office in the State of Delaware is to be located at 108 West 13th Street, in the City of Wilmington, County of New Castle, Zip Code 19801.

The registered agent in charge there of is Business Filings Incorporated.

Third: **Purpose and Business.**

The purpose of the Corporation is to engage in any lawful act or activity for which Corporations ~~may now or hereafter be organized under the Delaware General Corporation Law,~~ including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corporation is organized;

(b) The Corporation shall have power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law;

(c) The Corporation shall have power to sue and be sued in any court of law or equity;

(d) The Corporation shall have power to make contracts;

(e) The Corporation shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country;

(f) The Corporation shall have power to appoint such officers and agents as the affairs of the Corporation shall require and allow them suitable compensation;

(g) The Corporation shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders;

(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved;

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document;

(j) The Corporation shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object;

(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any;

(l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefor its capital, capital surplus, surplus or other property or fund;

(m) The Corporation shall have to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country;

(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its articles of incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the

Corporation, whether or not such business is similar in nature to the purposes set forth in the Articles of Incorporation of the Corporation, or any amendment thereof;

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes; and

(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Fourth: Capital Stock.

1. **Classes and Number of Shares.** The capital stock of the Corporation shall consist of two (2) classes known as common stock ("Common Stock") and preferred stock ("Preferred Stock"). The Corporation's Board of Directors is authorized to establish the actual number of shares of each class and series and determine, and change from time to time, by resolution the classes, series and numbers of each class or series of capital stock. The total number of shares for the two (2) classes of stock, which the Corporation shall have authority to issue is Three Hundred Ten Million (310,000,000), consisting of Three Hundred Million (300,000,000) shares of Common Stock, par value of $0.0001 per share, and Ten Million (10,000,000) shares of Preferred Stock, par value of $0.0001 per share.

2. **Powers and Rights of Common Stock.**

(a) **Preemptive Right.** No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

(b) **Voting Rights and Powers; Informal Action by Shareholders.** With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting pursuant to Section 228 of the Delaware General Corporation Law, if a consent in writing, setting forth the action so taken, shall be signed by shareholders representing not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote.

(c) **Dividends and Distributions.**

(i) **Cash Dividends.** Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor;

(ii) **Other Dividends and Distributions.** The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;

(iii) **Other Rights.** Except as otherwise required by the Delaware Revised Statutes and as may otherwise be provided in these Articles of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation;

(d) **Increase in Capital Stock.** Except as otherwise provided in Delaware General Corporation Law, an increase in the authorized capital stock of the Company can be approved by a majority vote of the Board of Directors without shareholder consent.

(e) **Decrease in Issued and Outstanding Stock.** Except as otherwise provided in the Delaware General Corporation Law, a decrease in the issued and outstanding Common Stock of the Company (a reverse split) can be approved by a majority vote of the Board of Directors without shareholder consent.

3. **Powers and Rights of Preferred Stock.**

(a) **Authority of the Board of Directors.** The Corporation's Board of Directors is authorized to establish each series of Preferred Stock and establish the actual number of Preferred Shares to be issued in a series, fix the designations, powers, preferences and rights within a series of Preferred Stock and set the qualifications, limitations or restrictions thereof without shareholder approval.

(b) **Voting Rights and Powers.** With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of any series of Preferred Stock shall not be entitled to vote unless (i) such voting rights are set forth in the Certificate of Incorporation or Amended and Restated Certificate of Incorporation or (ii) the Board of Directors has authorized such voting power by resolution and a certificate of designation has been properly executed, acknowledged and filed with the secretary of state.

(c) **Establishment of Series A Preferred Stock.**

(i) **Establishment.** The Corporation hereby establishes a Series A Preferred Stock in the amount of 2,000,000 authorized shares. The rights of the holders of the Series A Preferred Stock shall rank *pari passu* with the rights of the holders of Common Stock, with respect to all preferences upon liquidation.

(ii) **Voting Rights.** The holders of the Series A Preferred Stock shall be entitled to forty (40) votes per Series A Preferred Share owned by such holder and shall be entitled to vote on any matter submitted to a vote of the shareholders of the Corporation. Notwithstanding the foregoing, without the prior written consent from the holders representing a majority of the issued and outstanding Series A Preferred Shares, the Corporation shall not amend, alter, or repeal (whether by amendment, merger or otherwise) any of the provisions related to the Series A Preferred Stock or any instrument establishing and designating the Series A Preferred Stock in determining the relative rights and preferences thereof so as to effect any materially adverse change in the rights, privileges, powers, or preferences of the holders of Series A Preferred Stock.

(iii) **Dividends.** The holders of the Series A Preferred Stock will not be entitled to receive dividends.

(iv) **Conversion Rights.** The holders of the Series A Preferred Stock are entitled, at their option, to convert their Series A Preferred Shares into shares of Common Stock of the Corporation anytime after issuance. The number of shares of the Corporation's Common Stock, issuable upon conversion of one (1) share of Series A Preferred Stock shall equal ten (10) shares of Common Stock.

Conversions shall be effectuated by sending to the Corporation a letter which evidences holder's intention to convert a specified number of Series A Preferred Shares. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded down or up, as the case may be, to the nearest whole share. The date on which notice of conversion is effective ("Conversion Date") shall be deemed to be the date on which the holder has delivered to the Company the original Series A Preferred Shares to be converted and a letter requesting conversion.

Within ten (10) business days after receipt of the documentation referred to above the Corporation shall deliver a certificate, or make electronic delivery, as directed by the holder for the number of shares of Common Stock issuable upon the conversion. It shall be the Corporation's responsibility to take all necessary actions and to bear all such costs to issue the Common Stock as provided herein, including the delivery of an opinion letter to the transfer agent, if so required. The person in whose name the certificate of Common Stock is to be registered shall be treated as a Common Stock shareholder of record on and after the conversion date. Upon surrender of any Series A Preferred Share certificate that is to be converted in part, the Corporation shall issue to the holder new Series A Preferred Shares equal to that number of unconverted Series A Preferred Shares, if so requested by the holder.

(v) **Appointments to Board of Directors.** The holders of a majority of the issued and outstanding Series A Preferred Stock shall have the right to appoint two-thirds of the members of the Board of Directors of the Corporation.

(vi) **Certain Adjustments.** In the event of any change in one or more classes of capital stock of the Corporation by reason of any stock dividend, stock split-up, recapitalization, reclassification, combination, subdivision or exchange of shares or the like, or in the event of the merger or consolidation of the Corporation or the sale or transfer by the Corporation of all or substantially all of its assets (any such event being referred to as an "Adjustment Event"), then all liquidation preferences, conversion and other rights and privileges appurtenant to the Series A Preferred Shares shall be promptly and appropriately adjusted by the Board of Directors of the Corporation so as to fully protect and preserve the same (such preservation and protection to be to the same extent and effect as if the subject Adjustment Event had not occurred, or the applicable right or privilege had been exercised immediately prior to the occurrence of the subject Adjustment Event, or otherwise as the case may be), it being the intention that, following any such adjustment, the holders of the Series A Preferred Shares shall be in the same relative position with respect to their rights and privileges as they possessed immediately prior to the Adjustment Event that precipitated the adjustment.

(vii) **Costs.** The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any Series A Preferred Shares; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the Series A Preferred Shares in respect of which such shares are being issued.

(viii) **Reacquired Shares.** Any shares of Series A Preferred Stock redeemed, purchased, converted, or otherwise acquired by the Corporation in any manner whatsoever shall not be reissued as part of such series and shall be retired promptly after the acquisition thereof.

(ix) **Effectiveness Upon Filing.** The statements contained in the foregoing, creating and designating the Series A issue of Preferred Stock and fixing the number, powers, preferences and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of filing the Articles of Incorporation be deemed to be included in and be a part of the Corporation's capital stock.

Fifth: **Adoption of Bylaws.**

In the furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors, upon a majority vote, is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation ("Bylaws").

Sixth: **Shareholder Amendment of Bylaws.**

Notwithstanding Article Fifth hereof, the Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Seventh: Board of Directors.

The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. The exact number of Directors of the Corporation shall be determined from time to time by the Board of Directors by majority vote, provided that the number of Directors shall not be reduced to less that one (1) and shall not be more than five (5). The Directors holding office at the time of the filing of these Articles of Incorporation shall continue as Directors until the next annual meeting and/or until their successors are duly chosen.

Eighth: Term of Board of Directors.

Except as otherwise required by applicable law, each Director shall serve for a term ending on the date of the first annual meeting of stockholders of the Corporation ("Annual Meeting") following the Annual Meeting at which such Director was elected. All Directors shall have equal standing.

Notwithstanding the foregoing provisions of this Article Eighth, each Director shall serve until his successor is elected and qualified or until his death, resignation or removal; and no decrease in the authorized number of Directors shall shorten the term of any incumbent Director.

Ninth: Vacancies on Board of Directors.

Newly created directorships resulting from any increase in the number of Directors, or any vacancies on the Board of Directors resulting from death or resignation, shall be filled solely by a majority vote of the Board of Directors then holding office. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor shall have been elected and qualified or until such Director's death, resignation or removal, whichever first occurs.

Tenth: Removal of Directors.

Directors may be removed from office with or without cause and only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote. Failure of an incumbent Director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Eleventh: Stockholder Action.

Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called Annual Meeting or at a special meeting of stockholders of the Corporation, or such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and of these Articles have been satisfied.

Twelfth: Special Stockholder Meeting.

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board or the Chief Executive Officer, or by the holders of twenty percent (20%) or more of the outstanding common stock of the Corporation. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

Thirteenth: Location of Stockholder Meetings.

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

Fourteenth: Private Property of Stockholders.

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporation's debts.

Fifteenth: Other Amendments.

The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in these Articles of Incorporation upon a majority vote of the Board of Directors or upon not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote.

Sixteenth: Term of Existence.

The Corporation shall have perpetual existence.

Seventeenth: Liability of Directors.

No Director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director or officer involving any act or omission of any such Director or officer. The foregoing provision shall not eliminate or limit the liability of a Director (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. Any repeal or modification of this Article by not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote shall be prospective only and shall not adversely affect any limitation on the personal liability of a Director or officer of the Corporation for acts or omissions prior to such repeal or modification.

I, Kenneth L. Walker, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 2nd day of April, A.D. 2007.

By: 
Kenneth L. Walker

26555 Evergreen rd.
Suite 1220
Southfield, MI 48076

Exhibit 2

By-Laws of the Company

BY-LAWS

OF

MTS DRIVER RECRUITERS, INC.

ARTICLE I

OFFICES

1.1 Registered Office: The registered office shall be established and maintained at 108 West 13th Street, in the City of Wilmington, County of New Castle, Zip Code 19801 and Business Filings Incorporated shall be the registered agent of the Corporation in charge thereof.

1.2 Other Offices: The corporation may have other offices, either within or without the State of Delaware, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require, provided, however, that the corporation's books and records shall be maintained at such place within the continental United States as the Board of Directors shall from time to time designate.

ARTICLE II

STOCKHOLDERS

2.1 Place of Stockholders' Meetings: All meetings of the stockholders of the corporation shall be held at such place or places, within or outside the State of Delaware, or within or outside the United States, as may be fixed by the Board of Directors from time to time or as shall be specified in the respective notices thereof.

2.2 Date and Hour of Annual Meetings of Stockholders: An annual meeting of stockholders shall be held each year within five months after the close of the fiscal year of the Corporation.

2.3 Purpose of Annual Meetings: At each annual meeting, the stockholders shall elect the members of the Board of Directors for the succeeding year. At any such annual meeting any further proper business may be transacted.

2.4 Special Meetings of Stockholders: Special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the President, Chief Executive Officer or by the Chairman of the Board of Directors, or at the request in writing by stockholders of record owning at least fifty (50%) percent of the issued and outstanding voting shares of common stock of the corporation.

2.5 Meetings: (a) Notice of Meetings of Stockholders: Except as otherwise expressly required or permitted by law, not less than ten days nor more than sixty days before the date of every stockholders' meeting the Secretary shall give to each stockholder of record entitled to vote at such meeting, written notice, served personally by mail or by telegram, stating the place, date and hour of the meeting, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice, if mailed shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address for notices to such stockholder as it appears on the records of the corporation. Any notice to stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is to be given.

(b) Fixing Date of Record: (i) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(ii) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Certificate of Incorporation or these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(iii) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.6 Quorum of Stockholders: (a) Unless otherwise provided by the Certificate of Incorporation or by law, at any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of the votes thereat shall constitute a quorum. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) At any meeting of the stockholders at which a quorum shall be present, a majority of voting stockholders, present in person or by proxy, may adjourn the meeting from time to time without notice other than announcement at the meeting. In the absence of a quorum, the officer presiding thereat shall have power to adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting, other than announcement at the meeting, shall not be required to be given except as provided in paragraph (d) below and except where expressly required by law.

(c) At any adjourned session at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting originally called but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed by the Board of Directors.

(d) If an adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.7 Chief Executive Officer and Secretary of Meeting: The Chief Executive Officer, shall preside at meetings of the stockholders. The Secretary shall act as secretary of the meeting or if he is not present, then the presiding officer may appoint a person to act as secretary of the meeting.

2.8 Voting by Stockholders: Except as may be otherwise provided by the Certificate of Incorporation or these by-laws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting. Except as otherwise provided by these by-laws, all elections and questions shall be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

2.9 Proxies: Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. A proxy shall be in writing, subscribed by the stockholder or his duly authorized attorney-in-fact, and must be dated and witnessed. No proxy shall be valid after ninety (90) calendar days from the date of its execution.

2.10 Inspectors: The election of directors and any other vote by ballot at any meeting of the stockholders shall be supervised by at least two inspectors. Such inspectors may be appointed by the presiding officer before or at the meeting; or if one or both inspectors so appointed shall refuse to serve or shall not be present, such appointment shall be made by the officer presiding at the meeting.

2.11 List of Stockholders: (a) At least ten days before every meeting of stockholders, the Secretary shall prepare and make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

(b) During ordinary business hours, for a period of at least ten days prior to the meeting, such list shall be open to examination by any stockholder for any purpose germane to the meeting, at the principal place of business of the corporation. The list shall be produced and kept at the time and place where the meeting is to be held and may be inspected by any stockholder who is present.

(c) The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 2.11 or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

2.12 Procedure at Stockholders' Meetings: Except as otherwise provided by these by-laws or any resolutions adopted by the stockholders or Board of Directors, the order of business and all other matters of procedure at every meeting of stockholders shall be determined by the presiding officer.

2.13 Action By Consent Without Meeting: Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

3.1 Powers of Directors: The property, business and affairs of the corporation shall be managed by its Board of Directors which may exercise all the powers of the corporation except such as are by the law of the State of Delaware or the Certificate of Incorporation or these by-laws required to be exercised or done by the stockholders.

3.2 Number, Method of Election, Terms of Office of Directors: The number of directors which shall constitute the Board of Directors shall be five (5) unless and until otherwise determined by a vote of a majority of the entire Board of Directors. Each Director shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified, provided, however, that a director may resign at any time. Directors need not be stockholders.

3.3 Vacancies on Board of Directors; Removal: (a) Any director may resign his office at any time by delivering his resignation in writing or by electronic facsimile transmission to the Chairman of the Board, the Chief Executive Officer or to the President. It will take effect at the time specified therein or, if no time is specified, it will be effective at the time of its receipt by the corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(b) Any vacancy in the authorized number of directors, including vacancies resulting from an increase in the number of directors, may be filled by majority vote of the directors then in office though less than a quorum, except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. Any director elected to fill a vacancy shall hold office until the next annual election of directors by the stockholders and until his successor is duly elected and qualified or until his earlier resignation or removal.

(c) Any director may be removed with or without cause at any time by the majority vote of the stockholders given at a special meeting of the stockholders called for that purpose.

3.4 Meetings of the Board of Directors: (a) The Board of Directors may hold their meetings, both regular and special, either within or outside the State of Delaware and within or outside the United States.

(b) Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by resolution of the Board of Directors. No notice of such regular meetings shall be required. If the date designated for any regular meeting be a legal holiday, then the meeting shall be held on the next day which is not a legal holiday.

(c) The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders for the election of officers and the transaction of such other business as may come before it. If such meeting is held at the place of the stockholders' meeting, no notice thereof shall be required.

(d) Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, the Chief Executive Officer or the President or at the written request of any one director.

(e) The Secretary shall give notice to each director of any special meeting of the Board of Directors by mailing, faxing or delivering the same at least two (2) business days before the meeting.

Unless required by law, such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors. No notice of any adjourned meeting need be given. No notice to or waiver by any director shall be required with respect to any meeting at which the director is present.

3.5 Quorum and Action: Unless provided otherwise by law or by the Certificate of Incorporation or these by-laws, a majority of the Directors shall constitute a quorum for the transaction of business; but if there shall be less than a quorum at any meeting of the Board, a majority of those present may adjourn the meeting from time to time. The vote of a majority of the Directors present at any meeting at which a quorum is present shall be necessary to constitute the act of the Board of Directors.

3.6 Chairman and Secretary of the Meeting: The Chairman of the Board, or, in his absence a Director appointed by the Chairman, shall preside at meetings of the Board. The Secretary shall act as secretary of the meeting, but in his absence the Chairman of the meeting may appoint a secretary of the meeting.

3.7 Action by Consent Without Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic facsimile transmission, and the writing or writings or electronic facsimile transmission or electronic facsimile transmissions are filed with the minutes or proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.8 Action by Telephonic Conference: Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.9 Committees: The Board of Directors shall, by resolution or resolutions passed by a majority of Directors designate one or more committees, each of such committees to consist of one or more Directors of the Corporation, for such purposes as the Board shall determine. The members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

3.10 Compensation of Directors: Directors shall receive such reasonable compensation for their service on the Board of Directors or any committees thereof, whether in the form of salary or a fixed fee for attendance at meetings, or both, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any Director from serving in any other capacity and receiving compensation therefor, however, any Director that is also an officer of the Corporation shall not receive fees for attending board meetings except for travel, food and lodging expenses.

3.11 Interest of Directors in Contracts: (a) No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(i) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(ii) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(iii) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

(b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

3.12 Committees: The Board of Directors, by resolution adopted by a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

ARTICLE IV

OFFICERS

4.1 Officers, Title, Elections, Terms: (a) The elected officers of the corporation shall be a Chief Executive Officer, a President, and a Secretary, and such other officers as the Board of Directors shall deem advisable. The officers shall be elected by the Board of Directors at its annual meeting following the annual meeting of the stockholders, to serve at the pleasure of the Board or otherwise as shall be specified by the Board at the time of such election and until their successors are elected and qualified.

(b) The Board of Directors may elect or appoint at any time, and from time to time, additional officers or agents with such duties as it may deem necessary or desirable.

Such additional officers shall serve at the pleasure of the Board or otherwise as shall be specified by the Board at the time of such election or appointment. Two or more offices may be held by the same person.

(c) Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

(d) Any officer may resign his office at any time. Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified, at the time of its receipt by the corporation. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(e) The salaries of all officers of the corporation shall be fixed by the Board of Directors.

4.2 Removal of Elected Officers: Any elected officer may be removed at any time, with cause, by resolution adopted at any regular or special meeting of the Board of Directors by a majority of the Directors then in office.

4.3 Duties: (a) Chief Executive Officer: The Chief Executive Officer shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall supervise and control all the business and affairs of the corporation. He shall see that all orders and resolutions of the Board of Directors are carried into effect (unless any such order or resolution shall provide otherwise), and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as may be prescribed by the Board of Directors from time to time.

(b) President: In the absence of the Chief Executive Officer or in the event of his inability to act, the President shall perform the duties of the Chief Executive Officer and, when so acting, shall have all the powers of and be subject to all the restrictions of the Chief Executive Officer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

(c) Secretary: The Secretary shall (1) keep the minutes of the meetings of the stockholders, the Board of Directors, and all committees, if any, of which a secretary shall not have been appointed, in one or more books provided for that purpose; (2) see that all notices are duly given in accordance with the provisions of these by-laws and as required by law; (3) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents, the execution of which on behalf of the corporation under its seal, is duly authorized; (4) keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (5) have general charge of stock transfer books of the Corporation; and (6) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the Chief Executive Officer, President or the Board of Directors.

4.4 Salaries: The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that hi is also a director of the Corporation.

ARTICLE V

CAPITAL STOCK

5.1 Stock Certificates: (a) Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the President and Secretary of the Corporation, or such officers as the Board of Directors may determine by resolution, certifying the number of shares owned by him.

(b) If such certificate is countersigned by a transfer agent other than the corporation or its employee, or by a registrar other than the corporation or its employee, the signatures of the officers of the corporation may be facsimiles, and, if permitted by law, any other signature may be a facsimile.

(c) In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of issue.

(d) Certificates of stock shall be issued in such form not inconsistent with the Certificate of Incorporation as shall be approved by the Board of Directors, and shall be numbered and registered in the order in which they were issued.

(e) All certificates surrendered to the corporation shall be canceled with the date of cancellation, and shall be retained by the Secretary, together with the powers of attorney to transfer and the assignments of the shares represented by such certificates, for such period of time as shall be prescribed from time to time by resolution of the Board of Directors.

(f) Pursuant to Section 202 of the Delaware Corporation Law, the Corporation shall have the right and authority to place a restrictive legend on the certificates representing the common stock of the Corporation requiring the consent of the Corporation for any proposed sale, transfer, assignment or gift of common stock prior to the date the Corporation's common stock is approved for trading on any recognized United States stock exchange.

5.2 Record Ownership: A record of the name and address of the holder of such certificate, the number of shares represented thereby and the date of issue thereof shall be made on the corporation's books. The corporation shall be entitled to treat the holder of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law.

5.3 Transfer of Record Ownership: Transfers of stock shall be made on the books of the corporation only by direction of the person named in the certificate or his attorney, lawfully constituted in writing, and only upon the surrender of the certificate therefor and a written assignment of the shares evidenced thereby. Whenever any transfer of stock shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the corporation for transfer, both the transferor and the transferee request the corporation to do so.

5.4 Lost, Stolen or Destroyed Certificates: Certificates representing shares of the stock of the corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed in such manner and on such terms and conditions as the Board of Directors from time to time may authorize.

5.5 Transfer Agent; Registrar; Rules Respecting Certificates: The corporation may maintain one or more transfer offices or agencies where stock of the corporation shall be transferable. The corporation may also maintain one or more registry offices where such stock shall be registered. The Board of Directors may make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock certificates.

5.6 Fixing Record Date for Determination of Stockholders of Record: The Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or the stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or in order to make a determination of the stockholders for the purpose of any other lawful action. Such record date in any case shall be not more than sixty days nor less than ten days before the date of a meeting of the stockholders, nor more than sixty days prior to any other action requiring such determination of the stockholders. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.7 Dividends: Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the Board of Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the corporation.

ARTICLE VI

SECURITIES HELD BY THE CORPORATION

6.1 Voting: Unless the Board of Directors shall otherwise order, the Chief Executive Officer and President shall have full power and authority, on behalf of the corporation, to attend, act and vote at any meeting of the stockholders of any corporation in which the corporation may hold stock, and at such meeting to exercise any or all rights and powers incident to the ownership of such stock, and to execute on behalf of the corporation a proxy or proxies empowering another or others to act as aforesaid. The Board of Directors from time to time may confer like powers upon any other person or persons.

6.2 General Authorization to Transfer Securities Held by the Corporation (a) Any of the following officers, to wit: the Chief Executive Officer and the President shall be, and they hereby are, authorized and empowered to transfer, convert, endorse, sell, assign, set over and deliver any and all shares of stock, bonds, debentures, notes, subscription warrants, stock purchase warrants, evidence of indebtedness, or other securities now or hereafter standing in the name of or owned by the corporation, and to make, execute and deliver, under the seal of the corporation, any and all written instruments of assignment and transfer necessary or proper to effectuate the authority hereby conferred.

(b) Whenever there shall be annexed to any instrument of assignment and transfer executed pursuant to and in accordance with the foregoing paragraph (a), a certificate of the Secretary of the corporation in office at the date of such certificate setting forth the provisions of this Section 6.2 and stating that they are in full force and effect and setting forth the names of persons who are then officers of the corporation, then all persons to whom such instrument and annexed certificate shall thereafter come, shall be entitled, without further inquiry or investigation and regardless of the date of such certificate, to assume and to act in reliance upon the assumption that the shares of stock or other securities named in such instrument were theretofore duly and properly transferred, endorsed, sold, assigned, set over and delivered by the corporation, and that with respect to such securities the authority of these provisions of the by-laws and of such officers is still in full force and effect.

ARTICLE VII

MISCELLANEOUS

7.1 Signatories: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by the Chief Executive Officer or President or such other person or persons as the Board of Directors may from time to time designate.

7.2 Seal: The seal of the corporation shall be in such form and shall have such content as the Board of Directors shall from time to time determine.

7.3 Notice and Waiver of Notice: Whenever any notice of the time, place or purpose of any meeting of the stockholders, directors or a committee is required to be given under the law of the State of Delaware, the Certificate of Incorporation or these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic facsimile transmission by the person entitled to notice whether before or after the holding thereof, or actual attendance at the meeting in person or, in the case of any stockholder, by his attorney-in-fact, shall be deemed equivalent to the giving of such notice to such persons.

7.4 Indemnity: The corporation shall indemnify its directors, officers and employees to the fullest extent allowed by law, provided, however, that it shall be within the discretion of the Board of Directors whether to advance any funds in advance of disposition of any action, suit or proceeding, and provided further that nothing in this section 7.4 shall be deemed to obviate the necessity of the Board of Directors to make any determination that indemnification of the director, officer or employee is proper under the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145 of the Delaware General Corporation Law.

7.5 Amendments. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a majority of the members of the Board, or by the affirmative vote of a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class.

7.6 Fiscal Year: Except as from time to time otherwise determined by the Board of Directors, the fiscal year of the corporation shall end on December 31.

Exhibit 3

Subscription Agreement of the Company

THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ENTITY SUBSCRIPTION AGREEMENT

MTS DRIVER RECRUITERS, INC.
26555 Evergreen, Suite 1220
Southfield, Michigan 48076

Attention: Kenneth L. Walker, Chairman, Chief Executive Officer and President

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that MTS DRIVER RECRUITERS, INC., a Delaware corporation ("MTS" or the "Company") is offering for sale up to 12,000,000 shares of common stock (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a offering by MTS (the "Offering") that is being made pursuant to a registration statement on Form 1-A (attached hereto as Appendix B) with respect to the Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act.

1) Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix A, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that MTS shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by MTS only when it is signed by a duly authorized officer of MTS, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, MTS shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of MTS and at such other time and place as MTS shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares shall be received by MTS from the undersigned by check or wire transfer of immediately available funds at the Closing, in an amount as set forth in Appendix A hereto. MTS shall deliver the Shares, issued by MTS, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with MTS and each officer, director, and agent of MTS that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning MTS.

(a) The undersigned understands that the investment in MTS through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that MTS has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix A hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and MTS. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix A hereto and of MTS to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor MTS has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and MTS shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignability. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by MTS (except to a subsidiary or parent entity of MTS) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF MICHIGAN WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF MICHIGAN TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF MTS SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to MTS, to it at the following address:

MTS DRIVER RECRUITERS, INC.
26555 Evergreen, Suite 1220
Southfield, Michigan 48076
Attention: Kenneth L. Walker, Chairman, Chief Executive Officer and President

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by MTS, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify MTS upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___th day of ________, 2007.

____
[Name of subscriber]

By: ______________________________
Name:
Title:

____
Address of Subscriber

____
Subscriber's Tax Identification Number

Accepted by:

MTS DRIVER RECRUITERS, INC.

By______________________________
Kenneth L. Walker, Chairman, Chief Executive Officer and President

Accepted as of: _______ ___, 2007

APPENDIX A

CONSIDERATION TO BE DELIVERED

Shares of Common Stock of MTS DRIVER RE RUITERS INC.	Amount to be Paid
______________(Number of Shares)	$__________

Exhibit 4

Legal Opinion of Joseph B. LaRocco, Esq.

JOSEPH B. LAROCCO
ATTORNEY AT LAW

49 Locust Avenue, Suite 107
New Canaan, CT 06840
TELEPHONE (203) 966-0566
FACSIMILE (203) 966-0363

October 8, 2007

MTS DRIVER RECRUITERS, INC.
26555 Evergreen, Suite 1220
Southfield, Michigan 48076

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

I have acted as special counsel to MTS DRIVER RECRUITERS, INC., regarding a statement on Form 1-A (the "Registration Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 12,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Shares").

In connection with the foregoing, I have examined originals or copies, satisfactory to me, of all such corporate records and of all such agreements, certificates and other documents as I have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity with the original documents of all documents submitted to me as copies. As to any facts material to such opinion, I have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, I am of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

I hereby express no opinion with respect to the laws of any jurisdiction other than the federal laws of the United States, the laws of the State of Michigan and the laws of the State of Delaware, including its Constitution, statutes, including the rules and regulations underlying those provisions, and all applicable judicial and regulatory determinations.

I assume no obligation to advise you of any changes to this opinion which may come to my attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof and any purchasers of the Shares offered pursuant to the Registration Statement without the express written consent of this firm.

Very truly yours,

/s/
Joseph B. LaRocco, Esq.

Exhibit 5

Reorganization Agreement

Reorganization Agreement

This Reorganization Agreement is hereby entered into by Kenneth L. Walker and Gregory P. Walker, the majority members of MTS Driver Recruiters, LLC (hereafter "MTS, LLC") as of April 2, 2007.

Whereas, Kenneth L. Walker and Gregory P. Walker, being the sole members and sole managing members of MTS Driver Recruiters, LLC are also the CEO and CFO of MTS, LLC, respectively; and

Whereas, Kenneth L. Walker and Gregory P. Walker, have decided it would be in the best interests of MTS LLC for the purposes of seeking funding opportunities and business growth, to convert MTS LLC into a Delaware corporation under the name MTS Driver Recruiters, Inc. (hereafter "MTS, Inc.) pursuant to Section 265 of the Delaware General Corporation Law and take whatever actions are necessary to accomplish such conversion.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained herein, the sufficiency of which is hereby acknowledged, the parties agree as follows:

Pursuant to Section 265 of the Delaware General Corporation Law the managing members of MTS, LLC agree to take whatever actions are necessary to file a Certificate of Conversion in the form attached hereto as Exhibit A and a Certificate of Incorporation in the form attached hereto as Exhibit B.

The managing members of MTS, LLC shall then hold an organizational meeting as soon as practical after the filing of the Certificate of Conversion and Certificate of Incorporation and shall hold such other shareholder and board of directors meetings as are necessary to effect a the smooth transition of MTS, LLC into a Delaware corporation under its new name MTS Driver Recruiters, Inc. The officers of MTS, LLC immediately prior to the filing of the Certificate of Conversion and the Certificate of Incorporation shall be the directors of the MTS, Inc. until their successors are duly appointed or elected in accordance with applicable law.

As of April 2, 2007, there are only two (2) membership interests issued and outstanding. Kenneth L. Walker and Gregory P. Walker each own one (1) membership interest. Each membership interest of MTS, LLC outstanding immediately prior to the effective date of the Certificate of Incorporation shall, by virtue of the reorganization and without any further action by the holder of such membership interest, be converted into and become Eight Million Seven Hundred Fifty Thousand (8,750,000) shares of MTS, Inc. common stock $.0001 par value per share and One Million (1,000,000) shares of MTS, Inc. Series A Preferred Stock $.0001 par value per share with the rights, preferences and limitations as set forth in the Certificate of Incorporation attached hereto as Exhibit B.

IN WITNESS WHEREOF, the parties hereto have caused this Reorganization Agreement to be signed by their respective officers duly authorized as of the date first above written.



Kenneth L. Walker, a Managing Member



Gregory P. Walker, a Managing Member

EXHIBIT A

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Michigan

2.) The jurisdiction immediately prior to filing this Certificate is Michigan

3.) The date the Limited Liability Company first formed is December 19, 2000

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is MTS Driver Recruiters, LLC

5.) The name of the Corporation as set forth in the Certificate of Incorporation is MTS Driver Recruiters, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 5th day of April, A.D. 2007.

By: 

Name: Kenneth L. Walker
Print or Type

Title: CEO

EXHIBIT B

Certificate of Incorporation of MTS Driver Recruiters, Inc.

Know all men by these presents that the undersigned, pursuant to the provisions of the Delaware General Corporation Law hereby executes this Certificate of Incorporation and does hereby certify as follows:

First: Name.

The name of the corporation is hereby changed to MTS Driver Recruiters, Inc. (hereinafter referred to as "Corporation").

Second: Resident Agent and Address.

Its registered office in the State of Delaware is to be located at 108 West 13th Street, in the City of Wilmington, County of New Castle, Zip Code 19801.

The registered agent in charge there of is Business Filings Incorporated.

Third: Purpose and Business.

The purpose of the Corporation is to engage in any lawful act or activity for which Corporations may now or hereafter be organized under the Delaware General Corporation Law, including, but not limited to the following:

(a) The Corporation may at any time exercise such rights, privileges, and powers, when not inconsistent with the purposes and object for which this Corporation is organized;

(b) The Corporation shall have power to have succession by its corporate name in perpetuity, or until dissolved and its affairs wound up according to law;

(c) The Corporation shall have power to sue and be sued in any court of law or equity;

(d) The Corporation shall have power to make contracts;

(e) The Corporation shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real and personal estate with its franchises. The power to hold real and personal estate shall include the power to take the same by devise or bequest in the State of Delaware, or in any other state, territory or country;

(f) The Corporation shall have power to appoint such officers and agents as the affairs of the Corporation shall require and allow them suitable compensation;

(g) The Corporation shall have power to make bylaws not inconsistent with the constitution or laws of the United States, or of the State of Delaware, for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business and the calling and holding of meetings of stockholders;

(h) The Corporation shall have the power to wind up and dissolve itself, or be wound up or dissolved;

(i) The Corporation shall have the power to adopt and use a common seal or stamp, or to not use such seal or stamp and if one is used, to alter the same. The use of a seal or stamp by the Corporation on any corporate documents is not necessary. The Corporation may use a seal or stamp, if it desires, but such use or non-use shall not in any way affect the legality of the document;

(j) The Corporation shall have the power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures and other obligations and evidence of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for another lawful object;

(k) The Corporation shall have the power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidence in indebtedness created by any other corporation or corporations in the State of Delaware, or any other state or government and, while the owner of such stock, bonds, securities or evidence of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any;

(l) The Corporation shall have the power to purchase, hold, sell and transfer shares of its own capital stock and use therefor its capital, capital surplus, surplus or other property or fund;

(m) The Corporation shall have to conduct business, have one or more offices and hold, purchase, mortgage and convey real and personal property in the State of Delaware and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia and in any foreign country;

(n) The Corporation shall have the power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its articles of incorporation, or any amendments thereof, or necessary or incidental to the protection and benefit of the Corporation and, in general, to carry on any lawful business necessary or incidental to the attainment of the purposes of the Corporation, whether or not such business is similar in nature to the purposes set forth in the Articles of Incorporation of the Corporation, or any amendment thereof;

(o) The Corporation shall have the power to make donations for the public welfare or for charitable, scientific or educational purposes; and

(p) The Corporation shall have the power to enter partnerships, general or limited, or joint ventures, in connection with any lawful activities.

Fourth: Capital Stock.

1. Classes and Number of Shares. The capital stock of the Corporation shall consist of two (2) classes known as common stock ("Common Stock") and preferred stock ("Preferred Stock"). The Corporation's Board of Directors is authorized to establish the actual number of shares of each class and series and determine, and change from time to time, by resolution the classes, series and numbers of each class or series of capital stock. The total number of shares for the two (2) classes of stock, which the Corporation shall have authority to issue is Three Hundred Ten Million (310,000,000), consisting of Three Hundred Million (300,000,000) shares of Common Stock, par value of $0.0001 per share, and Ten Million (10,000,000) shares of Preferred Stock, par value of $0.0001 per share.

2. Powers and Rights of Common Stock.

(a) Preemptive Right. No shareholders of the Corporation holding Common Stock shall have any preemptive or other right to subscribe for any additional unissued or treasury shares of stock or for other securities of any class, or for rights, warrants or options to purchase stock, or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges unless so authorized by the Corporation.

(b) Voting Rights and Powers; Informal Action by Shareholders. With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of the Common Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common Stock standing in his/her name. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting pursuant to Section 228 of the Delaware General Corporation Law, if a consent in writing, setting forth the action so taken, shall be signed by shareholders representing not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote.

(c) **Dividends and Distributions.**

(i) **Cash Dividends.** Subject to the rights of holders of Preferred Stock, holders of Common Stock shall be entitled to receive such cash dividends as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor;

(ii) **Other Dividends and Distributions.** The Board of Directors may issue shares of the Common Stock in the form of a distribution or distributions pursuant to a stock dividend or split-up of the shares of the Common Stock;

(iii) **Other Rights.** Except as otherwise required by the Delaware Revised Statutes and as may otherwise be provided in these Articles of Incorporation, each share of the Common Stock shall have identical powers, preferences and rights, including rights in liquidation;

(d) **Increase in Capital Stock.** Except as otherwise provided in Delaware General Corporation Law, an increase in the authorized capital stock of the Company can be approved by a majority vote of the Board of Directors without shareholder consent.

(e) **Decrease in Issued and Outstanding Stock.** Except as otherwise provided in the Delaware General Corporation Law, a decrease in the issued and outstanding Common Stock of the Company (a reverse split) can be approved by a majority vote of the Board of Directors without shareholder consent.

3. **Powers and Rights of Preferred Stock.**

(a) **Authority of the Board of Directors.** The Corporation's Board of Directors is authorized to establish each series of Preferred Stock and establish the actual number of Preferred Shares to be issued in a series, fix the designations, powers, preferences and rights within a series of Preferred Stock and set the qualifications, limitations or restrictions thereof without shareholder approval.

(b) **Voting Rights and Powers.** With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of any series of Preferred Stock shall not be entitled to vote unless (i) such voting rights are set forth in the Certificate of Incorporation or Amended and Restated Certificate of Incorporation or (ii) the Board of Directors has authorized such voting power by resolution and a certificate of designation has been properly executed, acknowledged and filed with the secretary of state.

(c) **Establishment of Series A Preferred Stock.**

(i) **Establishment.** Pursuant to Section 151 of the Delaware General Corporation Law the Corporation hereby establishes a Series A Preferred Stock in the amount of 2,000,000 authorized shares. The rights of the holders of the Series A Preferred Stock shall rank *pari passu* with the rights of the holders of Common Stock, with respect to all preferences upon liquidation.

(ii) **Voting Rights.** The holders of the Series A Preferred Stock shall be entitled to forty (40) votes per Series A Preferred Share owned by such holder and shall be entitled to vote on any matter submitted to a vote of the shareholders of the Corporation. Notwithstanding the foregoing, without the prior written consent from the holders representing a majority of the issued and outstanding Series A Preferred Shares, the Corporation shall not amend, alter, or repeal (whether by amendment, merger or otherwise) any of the provisions related to the Series A Preferred Stock or any instrument establishing and designating the Series A Preferred Stock in determining the relative rights and preferences thereof so as to effect any materially adverse change in the rights, privileges, powers, or preferences of the holders of Series A Preferred Stock.

(iii) **Dividends.** The holders of the Series A Preferred Stock will not be entitled to receive dividends.

(iv) **Conversion Rights.** The holders of the Series A Preferred Stock are entitled, at their option, to convert their Series A Preferred Shares into shares of Common Stock of the Corporation anytime after issuance. The number of shares of the Corporation's Common Stock, issuable upon conversion of one (1) share of Series A Preferred Stock shall equal ten (10) shares of Common Stock.

Conversions shall be effectuated by sending to the Corporation a letter which evidences holder's intention to convert a specified number of Series A Preferred Shares. No fractional shares or scrip representing fractions of shares will be issued on conversion, but the number of shares issuable shall be rounded down or up, as the case may be, to the nearest whole share. The date on which notice of conversion is effective ("Conversion Date") shall be deemed to be the date on which the holder has delivered to the Company the original Series A Preferred Shares to be converted and a letter requesting conversion.

Within ten (10) business days after receipt of the documentation referred to above the Corporation shall deliver a certificate, or make electronic delivery, as directed by the holder for the number of shares of Common Stock issuable upon the conversion. It shall be the Corporation's responsibility to take all necessary actions and to bear all such costs to issue the Common Stock as provided herein, including the delivery of an opinion letter to the transfer agent, if so required. The person in whose name the certificate of Common Stock is to be registered shall be treated as a Common Stock shareholder of record on and after the conversion date. Upon surrender of any Series A Preferred Share certificate that is to be converted in part, the Corporation shall issue to the holder new Series A Preferred Shares equal to that number of unconverted Series A Preferred Shares, if so requested by the holder.

(v) **Appointments to Board of Directors.** The holders of a majority of the issued and outstanding Series A Preferred Stock shall have the right to appoint two-thirds of the members of the Board of Directors of the Corporation.

(vi) **Certain Adjustments.** In the event of any change in one or more classes of capital stock of the Corporation by reason of any stock dividend, stock split-up, recapitalization, reclassification, combination, subdivision or exchange of shares or the like, or in the event of the merger or consolidation of the Corporation or the sale or transfer by the Corporation of all or substantially all of its assets (any such event being referred to as an "Adjustment Event"), then all liquidation preferences, conversion and other rights and privileges appurtenant to the Series A Preferred Shares shall be promptly and appropriately adjusted by the Board of Directors of the Corporation so as to fully protect and preserve the same (such preservation and protection to be to the same extent and effect as if the subject Adjustment Event had not occurred, or the applicable right or privilege had been exercised immediately prior to the occurrence of the subject Adjustment Event, or otherwise as the case may be), it being the intention that, following any such adjustment, the holders of the Series A Preferred Shares shall be in the same relative position with respect to their rights and privileges as they possessed immediately prior to the Adjustment Event that precipitated the adjustment.

(vii) **Costs.** The Corporation shall pay all documentary, stamp, transfer or other transactional taxes attributable to the issuance or delivery of shares of Common Stock upon conversion of any Series A Preferred Shares; provided that the Corporation shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the Series A Preferred Shares in respect of which such shares are being issued.

(viii) **Reacquired Shares.** Any shares of Series A Preferred Stock redeemed, purchased, converted, or otherwise acquired by the Corporation in any manner whatsoever shall not be reissued as part of such series and shall be retired promptly after the acquisition thereof.

(ix) **Effectiveness Upon Filing.** The statements contained in the foregoing, creating and designating the Series A issue of Preferred Stock and fixing the number, powers, preferences and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of filing the Articles of Incorporation be deemed to be included in and be a part of the Corporation's capital stock.

Fifth: Adoption of Bylaws.

In the furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors, upon a majority vote, is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation ("Bylaws").

Sixth: Shareholder Amendment of Bylaws.

Notwithstanding Article Fifth hereof, the Bylaws may also be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock, regardless of class and voting together as a single voting class.

Seventh: Board of Directors.

The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. The exact number of Directors of the Corporation shall be determined from time to time by the Board of Directors by majority vote, provided that the number of Directors shall not be reduced to less that one (1) and shall not be more than five (5). The Directors holding office at the time of the filing of these Articles of Incorporation shall continue as Directors until the next annual meeting and/or until their successors are duly chosen.

Eighth: Term of Board of Directors.

Except as otherwise required by applicable law, each Director shall serve for a term ending on the date of the first annual meeting of stockholders of the Corporation ("Annual Meeting") following the Annual Meeting at which such Director was elected. All Directors shall have equal standing.

Notwithstanding the foregoing provisions of this Article Eighth, each Director shall serve until his successor is elected and qualified or until his death, resignation or removal; and no decrease in the authorized number of Directors shall shorten the term of any incumbent Director.

Ninth: Vacancies on Board of Directors.

Newly created directorships resulting from any increase in the number of Directors, or any vacancies on the Board of Directors resulting from death or resignation, shall be filled solely by a majority vote of the Board of Directors then holding office. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of Directors in which the new directorship was created or the vacancy occurred and until such Director's successor shall have been elected and qualified or until such Director's death, resignation or removal, whichever first occurs.

Tenth: Removal of Directors.

Directors may be removed from office with or without cause and only by the affirmative vote of the holders of not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote. Failure of an incumbent Director to be nominated to serve an additional term of office shall not be deemed a removal from office requiring any stockholder vote.

Eleventh: Stockholder Action.

Any action required or permitted to be taken by the stockholders of the Corporation must be effective at a duly called Annual Meeting or at a special meeting of stockholders of the Corporation, or such action may be authorized or taken by the written consent of the holders of outstanding shares of voting stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and of these Articles have been satisfied.

Twelfth: Special Stockholder Meeting.

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board or the Chief Executive Officer, or by the holders of twenty percent (20%) or more of the outstanding common stock of the Corporation. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

Thirteenth: Location of Stockholder Meetings.

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

Fourteenth: Private Property of Stockholders.

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever and the stockholders shall not be personally liable for the payment of the Corporation's debts.

Fifteenth: Other Amendments.

The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in these Articles of Incorporation upon a majority vote of the Board of Directors or upon not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote.

Sixteenth: Term of Existence.

The Corporation shall have perpetual existence.

Seventeenth: Liability of Directors.

No Director of this Corporation shall have personal liability to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director or officer involving any act or omission of any such Director or officer. The foregoing provision shall not eliminate or limit the liability of a Director (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. Any repeal or modification of this Article by not less than fifty-one percent (51%) of the voting power of all outstanding shares of voting stock entitled to vote shall be prospective only and shall not adversely affect any limitation on the personal liability of a Director or officer of the Corporation for acts or omissions prior to such repeal or modification.

I, Ken Walker, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 2nd day of April, A.D. 2007.

By: 
Kenneth L. Walker

Exhibit 6

MTS Driver Recruitment Process Outsourcing Agreement

(Dean Transportation, Inc.)

Exhibit 7

MTS Driver Recruitment Process Outsourcing Agreement

(USF Glenmoore)

Exhibit 8

MTS Driver Recruitment Process Outsourcing Agreement

(Scholastic Book Fairs, Inc.)


MTS
Driver
Recruiters

Driver Recruitment Process Outsourcing Agreement

This agreement made and entered into by and between MTS Driver Recruiters, whose address is 26555 Evergreen, Suite 1220, Southfield, MI, 48076, hereinafter referred to as "MTS," and Dean Transportation, Inc., whose address for purposes of this agreement is 880 Allentown Road Lansdale, PA 19446, hereinafter referred to as "Customer". This agreement shall be effective and RPO services shall commence on August 8, 2007, ("Effective Date") and shall continue in effect until the expiration of one (1) year from the effective date. During the term of this agreement Customer shall, at its discretion, authorize Work Orders directing MTS to perform recruiting services as specified under the terms of this agreement. Once authorized, Work Orders may not be cancelled or modified without the written consent of MTS. Any Work Order in effect at the conclusion of this agreement shall extend the termination of this agreement through the conclusion of that work Order.

Recruitment Process Outsourcing (RPO) Services

MTS shall, in accordance with the terms of this agreement, perform the RPO services outlined in the "Included Services" section below on behalf of Customer. As needed throughout the term of this agreement, Customer shall engage, on an individual location basis, recruiting services from MTS by completing a Recruiting Work Order. MTS shall draft, and Customer shall approve, job specifications for each applicable location detailing all hiring standards and requirements routinely utilized by Customer (Standard Hiring Requirements) in the selection and hiring of drivers. MTS shall update the Standard Hiring Requirements as needed to ensure their on-going accuracy and utilize those specifications in delivering RPO services against each Recruiting Work Order.

MTS shall, on a best effort basis, recruit drivers on behalf of Customer that meet Customer's Standard Hiring Requirements. The recruiting process performed by MTS on behalf of Company shall include the marketing of open driver positions through the use of Internet marketing and MTS' proprietary driver database, newspaper advertising, email and direct mail marketing, and other forms of advertising, all at the discretion of MTS. Upon identification of candidates, MTS shall conduct all candidate pre-screening and background investigations in accordance with DOT guidelines and Customer's specifications and shall submit pre-qualified candidates to Customer for final screening, testing, interview(s) and ultimately, final hiring determination. Upon submission by MTS of each pre-qualified candidate to Customer, Customer agrees to expeditiously process candidate and provide MTS with timely feedback accordingly. Customer acknowledges that MTS relies on feedback on every candidate submitted to Customer in order to provide efficient and cost effective service to Customer and that failure to provide timely feedback on candidates will negatively impact MTS' ability to successfully deliver RPO services on behalf of Customer. Upon request by Customer at the time of hire, MTS will provide Customer with a current DOT Driver File for each candidate submitted by MTS to Customer.

Customer acknowledges that the time required to fill each position can vary significantly based on such factors as local market conditions, job specifications, compensation and benefits. As such, Customer shall not hold MTS responsible for loss or damages resulting from MTS' inability to fill any open position. Nor shall such inability constitute a breach of this agreement or any of its terms. Customer agrees that it bears the ultimate responsibility for making all final hiring decisions and as such, Customer agrees to indemnify MTS for any and all claims related to the employment of drivers recruited as a result of the RPO services provided by MTS, unless such claim was the direct result of negligence on the part of MTS.

Recruiting Fee

Upon the issuance of a Recruiting Work Order to MTS by Customer, Customer shall pay MTS in accordance with the following schedule:

On-Demand RPO Rate Schedule	First Location	Additional Locations
Monthly Recruiting Fee	$3,200	$2,495
Monthly Concurrent Renewal Rate	$2,495	$2,495
Overage on Candidate Submittals	$895	$895
* Alternate Locations	$895 per month	

* **Alternate Locations** are defined as geographic areas other than the primary location from which client can accept candidates. Alternate locations allow client to expand the recruiting effort as needed to include areas that are more likely to result in greater candidate flow.

Customer acknowledges that by issuing a Recruiting Work Order Customer is purchasing the services, on a best effort basis, of a fully functioning recruiting department, and that MTS has made no specific guarantees with respect to the results of its recruiting efforts. As such, Customer further agrees that the above Recruiting Fee is earned in full and due upon the commencement of work regardless of outcome. All candidate submittals in excess of six (6) per month, during the term of this agreement, shall be billed to Customer at the "Overage" rate listed in the rate schedule above.

Terms of Payment

MTS shall invoice Customer in advance for RPO services on a monthly basis. Customer agrees to pay invoice upon receipt. Payments not received by MTS, in full, prior to the commencement of the applicable recruiting period will result in services being placed on hold or terminated indefinitely by MTS.


MTS
Driver
Recruiters

Included RPO Services

Recruitment process outsourcing includes the following:

- ✓ Analysis and documentation of Client's "Standard Hiring Requirements" and specifications
- ✓ Ongoing consultation on hiring practices and standards
- ✓ Drafting of professional job postings and related advertisements
- ✓ Marketing of open driver positions to the truck driver community through appropriate channels including MTS proprietary driver database
- ✓ Proactive recruiting on open positions
- ✓ Dedicated recruiting, marketing and compliance staff
- ✓ Full-page job postings for all open positions on MTS job site
- ✓ Identification of candidates who meet Client's "Standard Hiring Requirements"
- ✓ Collection and review of DOT compliant driver application
- ✓ Employment history and background screening per DOT guidelines
- ✓ Inquiries to past employers
- ✓ Accessing of candidate driving records from applicable state agencies
- ✓ Candidate screening including "non-hire" screening
- ✓ Candidate interviews by trained transportation staff
- ✓ Electronic submittal of pre-qualified candidates to client hiring authorities
- ✓ Coordination of phone screens and interviews between client and candidates
- ✓ Facilitation of candidate testing, drug screens, and physicals
- ✓ Facilitation of offer process
- ✓ Coordination of new-employee on-boarding
- ✓ Preparation of Driver DOT File meeting all Department of Transportation guidelines
- ✓ Performance reporting and metrics
- ✓ Driver retention consulting
- ✓ * On-going maintenance of driver DOT Files
- ✓ ** EEOC compliance reporting
- ✓ ** Post separation Interviews and debriefings

* *Additional fees may apply if selected.*
** *Not included in month-to-month service plans.*

Signed For By MTS:  Signed For By Customer: 

Date: 8/10/07 Date 8-10-07

Driver Recruiting Agreement Reference Number: (080820071346)

Recruiting Work Order


MTS
Driver Recruiters

This work order is an attachment to the On-Demand RPO Agreement and is subject to the terms, conditions and pricing of that agreement.

RPO Agreement Number: 80820071346

Company Name Dean Transportation, Inc.

Start Date August 10, 2007

End Date February 10, 2008

Invoice Amount $13,975.00

Location Name	Contact/Phone	Positions	RPO Recruiting Fee	Additional Submittals	Additional Submittal Charge
Lansdale, PA - month 1	Rick Over / (215) 393-3214		$3,200.00		
Lansdale, PA - month 2			$2,495.00		
Lansdale, PA - month 3			$2,495.00		
Lansdale, PA - month 4			$2,495.00		
Lansdale, PA - month 5			$2,495.00		
Lansdale, PA - month 6			$2,495.00		
Fee Reduction ($200 - month 1)			-$200.00		
Fee Reduction ($300 per month: months 2 through 6)			-$1,500.00		
Note: additional 3.5% discount available on full-term payment of services					
		Total	$13,975.00	Total	$0.00

Customer Name Dean Transportation, Inc.

Signature [signature]

Date 8-10-07

Customer acknowledges that the time required to fill each position can vary significantly based on such factors as local market conditions, job specifications, compensation and benefits. As such, Customer shall not hold MTS responsible for loss or damages resulting from MTS' inability to fi any open position. Customer agrees that it bears the ultimate responsibility for making all final hiring decisions and as such Customer agrees to indemnify MTS for any and all claims related to the employment of drivers recruited as a result of the RPO services provided by MTS unless such claim was the direct result of negligence on the part of MTS. Customer acknowledges that by issuing this Recruiting Work Order Customer is hiring the services of a fully functioning recruiting department, and that MTS makes no specific guarantees with respect to the results of its recruiting efforts. As such, Customer further agrees that the above Recruiting Fee is earned in full and due upon the commencement of work regardless of outcome. All candidate submittals in excess of twelve (12) per month, during the term of this agreement, shall be billed to Customer at the "Overage rate listed in the associated service agreement.


MTS
Driver
Recruiters

Driver Recruitment Process Outsourcing Agreement

This agreement made and entered into by and between MTS Driver Recruiters, Inc and its parent company Metamerica, LLC, whose address is 26555 Evergreen, Suite 1220, Southfield, MI, 48076, hereinafter referred to as "MTS," and USF Glen Moore, whose address for purposes of this agreement is 1711 Shearer Drive, Carlisle, PA 17013, hereinafter referred to as "Customer". This agreement shall be effective and RPO services shall commence on July, 11, 2007, ("Effective Date") and shall continue in full force and effect until the expiration of one (1) year from the effective date. Either party may terminate this agreement at any time by issuing to the other party written notice of intent to terminate not less than 90-days prior to such termination. Any Work Order in effect at the conclusion of this agreement shall extend the termination of this agreement through the conclusion of that work Order.

Recruitment Process Outsourcing (RPO) Services

MTS shall, in accordance with the terms of this agreement, perform the RPO services outlined in the "Included Services" section below on behalf of Customer. As needed throughout the term of this agreement, Customer shall engage, on an individual location basis, recruiting services from MTS by completing a Recruiting Work Order. MTS shall draft, and Customer shall approve, job specifications for each applicable location detailing all hiring standards and requirements routinely utilized by Customer (Standard Hiring Requirements) in the selection and hiring of drivers. MTS shall update the Standard Hiring Requirements as needed to ensure their on-going accuracy and utilize those specifications in delivering RPO services against each Recruiting Work Order.

MTS shall, on a best effort basis, recruit drivers on behalf of Customer that meet Customer's Standard Hiring Requirements. The recruiting process performed by MTS on behalf of Company shall include the marketing of open driver positions through the use of internet marketing and MTS' proprietary driver database, newspaper advertising, email and direct mail marketing, and other forms of advertising, all at the discretion of MTS. Upon identification of candidates, MTS shall conduct all candidate pre-screening and background investigations in accordance with DOT guidelines and Customer's specifications and shall submit pre-qualified candidates to Customer for final screening, testing, interview(s) and ultimately, final hiring determination. Upon submission by MTS of each pre-qualified candidate to Customer, Customer agrees to expeditiously process candidate and provide MTS with timely feedback accordingly. Customer acknowledges that MTS relies on feedback on every candidate submitted to Customer in order to provide efficient and cost effective service to Customer and that failure to provide timely feedback on candidates will negatively impact MTS' ability to successfully deliver RPO services on behalf of Customer. Upon request by Customer at the time of hire, MTS will provide Customer with a current DOT Driver File for each candidate submitted by MTS to Customer.

Customer acknowledges that the time required to fill each position can vary significantly based on such factors as local market conditions, job specifications, compensation and benefits. As such, Customer shall not hold MTS responsible for loss or damages resulting from MTS' inability to fill any open position. Nor shall such inability constitute a breach of this agreement or any of its terms. Customer agrees that it bears the ultimate responsibility for making all final hiring decisions and as such, Customer agrees to indemnify MTS for any and all claims related to the employment of drivers recruited as a result of the RPO services provided by MTS, unless such claim was the direct result of negligence on the part of MTS.

Recruiting Fee

Upon the issuance of a Recruiting Work Order to MTS by Customer, Customer shall pay MTS in accordance with the following schedule:

On-Demand RPO Rate Schedule	Month 1	Month 2	Month 3
Monthly Recruiting Fee (90-day work order)	$3,200	$2,495	$2,495
Alternate Locations	$895/each	$895/each	$895/each
Overage on Candidate Submittals above 12	$895	$895	$895

* Alternate Locations are defined as major geographic areas from which client can accept candidates. Alternate locations allow MTS to redirect the recruiting effort as needed towards areas that are more likely to result in greater candidate flow.

Customer acknowledges that by issuing a Recruiting Work Order Customer is purchasing the services, on a best effort basis, of a fully functioning recruiting department, and that MTS has made no specific guarantees with respect to the results of its recruiting efforts. As such, Customer further agrees that the above Recruiting Fee is earned in full and due upon the commencement of work regardless of outcome. All candidate submittals in excess of twelve (12) per month, during the term of this agreement, shall be billed to Customer at the "Overage" rate listed in the rate schedule above.

Terms of Payment

MTS shall invoice Customer in advance for RPO services on a monthly basis. Customer agrees to pay invoice upon receipt. Payments not received by MTS, in full, prior to the commencement of the applicable recruiting period will result in services being placed on hold indefinitely or terminated by MTS.


MTS
Driver
Recruiters

Included RPO Services

Recruitment process outsourcing includes the following:

- ✓ Analysis and documentation of Client's "Standard Hiring Requirements" and specifications
- ✓ Ongoing consultation on hiring practices and standards
- ✓ Drafting of professional job postings and related advertisements
- ✓ Marketing of open driver positions to the truck driver community through appropriate channels including MTS proprietary driver database
- ✓ Proactive recruiting on open positions
- ✓ Dedicated recruiting, marketing and compliance staff
- ✓ Full-page job postings for all open positions on MTS job site
- ✓ Identification of candidates who meet Client's "Standard Hiring Requirements"
- ✓ Collection and review of DOT compliant driver application
- ✓ Employment history and background screening per DOT guidelines
- ✓ Inquiries to past employers
- ✓ Accessing of candidate driving records from applicable state agencies
- ✓ Candidate screening including "non-hire" screening
- ✓ Candidate interviews by trained transportation staff
- ✓ Electronic submittal of pre-qualified candidates to client hiring authorities
- ✓ Coordination of phone screens and interviews between client and candidates
- ✓ Facilitation of candidate testing, drug screens, and physicals
- ✓ Facilitation of offer process
- ✓ Coordination of new-employee on-boarding
- ✓ Preparation of Driver DOT File meeting all Department of Transportation guidelines
- ✓ Performance reporting and metrics
- ✓ Driver retention consulting
- ✓ * On-going maintenance of driver DOT Files
- ✓ ** EEOC compliance reporting
- ✓ ** Post separation interviews and debriefings

* *Additional fees may apply if selected.*
** *Not included in month-to-month service plans.*

Signed For By MTS: [signature] Signed For By Customer: Michael P. Ryan

Date: 7/18/07 Date 7/18/07

Driver Recruiting Agreement Reference Number: (0705071700)

Recruiting Work Order


MTS
Driver Recruiters
Leading-Edge Driver Recruitment Solutions

This work order is an attachment to the On-Demand RPO Agreement and is subject to the terms, conditions and pricing of that agreement.

RPO Agreement Number: 711071420

Company Name USF Glen Moore

Start Date July 20, 2007

End Date October 20, 2007

Invoice Amount $26,040.00

Location Name	Contact/Phone	Positions	RPO Recruiting Fee	Additional Submittals	Additional Submittal Charge
Initial location - month 1	Michael Ryan / (717) 960-3088		$3,200.00		
10 "Alternate Locations" - month 1			$8,950.00		
Initial location - month 2			$2,495.00		
10 "Alternate Locations" - month 2			$8,950.00		
Initial location - month 3			$2,495.00		
10 "Alternate Locations" - month 3			$8,950.00		
Fee Reduction			-$9,000.00		
		Total	$26,040.00	Total	$0.00

Customer Name USF Glen Moore

Signature Michael P. Ryan

Date 7/18/07

Customer acknowledges that the time required to fill each position can vary significantly based on such factors as local market conditions, job specifications, compensation and benefits. As such, Customer shall not hold MTS responsible for loss or damages resulting from MTS' inability to fi any open position. Customer agrees that it bears the ultimate responsibility for making all final hiring decisions and as such Customer agrees to indemnify MTS for any and all claims related to the employment of drivers recruited as a result of the RPO services provided by MTS unless such claim was the direct result of negligence on the part of MTS. Customer acknowledges that by issuing this Recruiting Work Order Customer is hiring the services of a fully functioning recruiting department, and that MTS makes no specific guarantees with respect to the results of its recruiting efforts. As such, Customer further agrees that the above Recruiting Fee is earned in full and due upon the commencement of work regardless of outcome. All candidate submittals in excess of twelve (12) per month, during the term of this agreement, shall be billed to Customer at the "Overage rate listed in the associated service agreement.


MTS
Driver
Recruiters
Leading-Edge Driver Recruitment Solutions

DRIVER RECRUITING AGREEMENT
Standard Terms And Conditions

THIS AGREEMENT made and entered into by and between MTS Driver Recruiters and its parent company Metamerica, LLC, whose address is **4000 Town Center, Suite 200, Southfield, MI, 48075**, hereinafter referred to as "MTS," and **Scholastic Book Fairs**, whose address for purposes of this agreement is **1080 Greenwood Blvd., Lake Mary, FL 32746** hereinafter referred to as "Customer," on **8/8/2006.**

Professional Recruiting Service

As requested by Customer, MTS shall recruit commercial drivers who are legally qualified and licensed to drive Customer's vehicles in intrastate and interstate commerce. Additionally, MTS will provide Customer with a fully completed DOT driver file meeting all Department of Transportation guidelines for each driver recruited on behalf of Customer.

It is agreed by MTS: Equal Employment Opportunity/Affirmative Action

It is the policy of SCHOLASTIC BOOK FAIRS and MTS Driver Recruiters to recruit, hire, train, and promote individuals without regard to race, color, religion, age, sex, handicap, or national origin. MTS agrees to adhere to all federal, state, and local laws regarding equal employment opportunity. MTS further agrees to certify its compliance with all such laws from time to time as requested in writing by SCHOLASTIC BOOK FAIRS and understands that its failure to do so will constitute a material breach of this agreement if not cured within 21 days of written notification of such failure.

Covenant Not to Solicit Employees of SCHOLASTIC BOOK FAIRS

MTS agrees that, during the term of this agreement and for a period of one (1) year after its expiration or termination, it will not, directly or indirectly, solicit any employee of SCHOLASTIC BOOK FAIRS for the purpose of recruiting, or attempting to recruit such employee for employment.

In no event shall SCHOLASTIC BOOK FAIRS be liable for any indirect, special or consequential damages related to or arising out of this agreement, including, without limitation, damages for lost business or goodwill other than as specified in this agreement.

MTS agrees to, at all times, act as an independent contractor of SCHOLASTIC BOOK FAIRS and that this agreement is not intended to create the relationship of principal and agent or employer and employee. MTS agrees that it will not have, nor represent that it has, any power, right or authority to bind SCHOLASTIC BOOK FAIRS or to act on SCHOLASTIC BOOK FAIRS behalf.


MTS
Driver
Recruiters
Leading-Edge Driver Recruitment Solutions

Recruiting Fee

MTS will invoice Customer and Customer agrees to pay a Recruiting Fee of **$3,200.00** for drivers recruited on behalf of Customer. Upon submission by MTS and initial review of each candidate-driver recruited by MTS Customer agrees to execute a "Notice Of Intent To Employ" (ITE) form provided by MTS along with the candidate-driver, which will indicate Customers intention to accept (or decline) the candidate-driver. Upon date of hire of candidate-driver, MTS shall invoice Customer for recruiting fees as specified above. If upon submission by MTS and initial review of each candidate-driver by Customer, Customer determines that the candidate-driver does not meet Customer's expectations, Customer agrees to demonstrate its intent not to employ candidate-driver through MTS or otherwise by executing the ITE accordingly. Customer further agrees that MTS must receive full payment of invoice within 30 days of the invoice date in order to validate the Replacement Guarantee outlined in the "Replacement Guarantee" paragraph below. Payment received after 30 days following the invoice date shall render the Replacement Guarantee null and void.

Terms of Payment

Customer shall pay to MTS all charges due promptly upon receipt of an invoice. Customer agrees to pay a service charge equal to 1.5% per month for any balance carried beyond 30 days. Customer further agrees that under no circumstances will Customer withhold payment in full or in part for services rendered as settlement or pending settlement of any dispute between MTS and Customer.

Replacement Guarantee

If the employee chooses to separate from the company within the first sixty (60) days of employment, MTS will replace the driver at no additional cost to Customer.

Deferred Employment of Driver

Customer acknowledges that MTS has incurred substantial expense in the recruitment, certification, and qualification of drivers and that Customer is receiving a material benefit in being able to hire these drivers without bearing this expense. As such Customer agrees that, upon presentation of a driver to Customer and for a period of one (1) years following such presentation, Customer shall not hire, lease or otherwise employ the services of that driver other than as part of this agreement, subject to the above Recruiting Fees. Customer further agrees that if it does utilize the services of a driver presented to Customer by MTS, at anytime within a period of one (1) year (Deferred Employment), MTS shall be entitled to, and Customer shall pay the above Recruiting Fee as well as any late fess or other costs associated with the collection of any fees due MTS.

Driver Recruiting Agreement Reference Number: (0808061527)



Signed for MTS by: ____________

Title: ____________



Signed for Customer by: ____________

Title: Employment Manager

4000 Town Center Ste 200 Southfield MI 48075

Phone 1-866-256-6900 Fax 248-350-6850

Exhibit 9

Michigan Uniform Securities Act Attachment

MICHIGAN UNIFORM SECURITIES ACT ATTACHMENT
Act 265 of 1964

(1) With respect to the issuer and any significant subsidiary: its name, address and form of organization; the state or foreign jurisdiction and date of its organization; the general character and location of its business; a description of its physical properties and equipment; and a statement of the general competitive conditions in the industry or business in which it is or will be engaged.

THE ISSUER:

Exact corporate name:	**MTS RECRUITER DRIVERS, INC.**
State and date of incorporation:	**Incorporated Delaware April 17, 2007**
Street address of principal office:	**26555 Evergreen, Suite 1220, Southfield, MI 48076**
Company Telephone Number:	**(248) 350-6900**
Fiscal year end:	**December 31**

Description of Physical Property

The Company does not own any real estate. The Company's principal operations are located at 26555 Evergreen, Suite 1220, Southfield, MI 48076 (approximately 4,003 sq. feet in office space) which it leases pursuant to the terms of a written lease with TTERTT Associates, LLC for $6,338.08 per month from. The lease price is market based.

The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms, although there can be no assurance in this regard. There are no written agreements.

The company currently owns 13 computers, 1 Hewlett Packard printer as well as miscellaneous office furniture totaling roughly $10-$15,000.

Statement Of The General Competitive Conditions In The Industry

MTS Driver Recruiters, Inc. (the "Company" or "MTS") was formed as a Michigan limited liability company on December 19, 2000, under the name MTS Driver Recruiters, LLC and converted to a Delaware corporation on April 17, 2007. MTS is headquartered in Southfield, Michigan and is a commercial truck driver-recruiting firm focused on the outsourced recruitment of commercially licensed truck drivers for clients in the transportation industry.

MTS has developed a proprietary business model for recruiting truck drivers. This scaleable model supported by customized technology allows MTS to recruit qualified drivers nationwide for clients who have, in the face of a severe driver shortage, been less successful at recruiting drivers on their own, or who as a matter of standard business strategy prefer to outsource complex, non-core, functions. MTS works with clients in the private and commercial transportation industry, serving as a recruiting partner. In a consultative manner MTS helps these firms to translate driver requirements in to clear job specifications that will help to accurately identify qualified candidates. MTS then translates those specifications into an attractive and compelling presentation that is likely to result in the greatest number of qualified respondents.

Using its proprietary driver database, MTS electronically markets the job opportunity to the commercial driver community within the space of a few minutes. MTS then conducts comprehensive interviews of interested candidates, and also performs all regulatory compliance tasks, including 10-year employment, criminal history and MVR (Motor Vehicle Record) reviews. Most of these functions are automated allowing MTS to recruit high volumes of candidates on behalf of the client with minimal time and labor resources.

MTS has been providing its current service offering for the last 5 years. Our Managers and Recruiters have transportation industry experience and use that background to provide clients with high efficiency driver selection and evaluation services. Most of our business comes from our Internet presence, referrals and repeat business. We dedicate our in-house recruiters and sourcing team to our client's driver recruiting needs. Our recruiters have instantaneous access to driver talent across the U.S through our proprietary driver database, which has over 304,000 drivers as of this filing. We also draft and execute a sourcing plan including the use of such tools as (internet sites, career events, professional associations, colleges and universities, alumni associates, and print advertising) to identify candidates on behalf of our clients. We are typically able to execute these sourcing processes within minutes of receiving a job requisition from a client. Our processes are designed to facilitate high volume, direct communication with driver candidates in the shortest amount of time.

Each day our driver database grows as drivers throughout the US provide us with their contact information and experience so that we can present them with opportunities as they arise. We present open positions through Internet postings, email blast, text messaging to cell phones, standard phone calls and US mail, as well as other non-traditional means. We can recruit drivers anywhere in the country. Our recruiting, and operations teams are experts in the field of Department of Transportation (DOT) compliance, DOT file maintenance and transportation recruitment operations. We are able to ensure that candidates recruited on behalf of our clients meet all their hiring guidelines as well as those of the DOT including:

1 Complete DOT File
2 Ten year employment history
3 Current MVR
4 Current Drug Screen (NIDA)
5 Current DOT Physical
6 Criminal history check
7 Appropriate license and endorsements for the job

Further expansion of our marketing efforts, technological improvements and managerial staff will require a significant amount of the Company's capital. We estimate that approximately

$1,080,000 will be budgeted towards these development efforts and working capital, between August of 2007 and December of 2008.

Roughly 60% of the driver population that is entered into our database on a monthly basis comes from various Internet job postings. Additionally roughly 40% of the driver influx comes as a result of their contract membership with such databases as Monster and Career Builder. We are currently reliant on these sources to fuel the further growth of our driver database.

We are currently in a twelve-month contract with both Monster and Career Builder, which gives us needed access to those databases from which we draw additional driver records. The monthly contract rates for Monster and Career Builder are $1,083 and $2,495 respectively.

The Truck Transportation Market

There are three segments within the truck transportation industry; Commercial Carriers, Private Carriers, and Third-Party Logistics Carriers (3PLs). The term "trucking company" typically refers to Commercial Carriers.

1. Commercial Freight Carriers: These firms offer professional freight services, and have government authority to transport goods and offer for-hire services. Since driver salaries and related recruiting costs are a large part of their expenses, these firms are quite sensitive to increases in recruiting expenses. Prominent firms in this category include Schneider, JB Hunt and Swift Transportation.

2. Private Freight Carriers: Firms in non-trucking industries that depend heavily on truck transportation services for the movement of their goods find it necessary to have their own private fleets. For instance, Wal-mart and Frito-Lay use their own fleets to transport goods from their warehouses to stores. This type of carrier represents the largest number of trucks on the road, approximately 80% of the US truck transportation industry.

3. Third Party Logistics Providers (3PLs): These are specialized carriers that assume responsibility for the transport function of Private Carriers. In the last 10-15 years since deregulation of the transportation industry, this sector has experienced significant growth, and these firms have begun to offer a range of services on behalf of Private Carriers that require comprehensive transport and logistics solutions. These services may include asset procurement and ownership, on-going fleet maintenance, driver recruitment/retention, and insurance management. Under the most comprehensive dedicated arrangements, the 3PL takes responsibility for providing capacity, driver recruitment/retention, and managing fleet operations. The 3PL space is growing rapidly, as firms become accustomed to the idea of outsourcing their transportation requirements. Examples of 3PLs include Ryder Dedicated Logistics and Penske Logistics. Private fleets account for an estimated 80% of the market, and will continue to be a significant part of the market, although the popularity of 3PLs and the sophistication of commercial freight carriers is growing. Firms are increasingly accepting that there are many benefits in outsourcing the transportation function, allowing a company to focus on its core business.

The US is the largest market for truck transportation services in the world, generating revenues worth approximately $623 billion in 2005. Trucks hauled 10.7 billion tons of freight in 2005, which represented 84.3 percent of total revenue earned by all transport modes. The US market represents over a third of the global trucking market and is expected to achieve a cumulative annual growth rate of 5.7% over the next five years. The trucking industry enjoyed a period of growth in 2004 through 2006, and this growth is expected to continue for the next several years. Inflationary pressures such as driver shortages, DOT rule changes and increasing fuel and insurance costs have all contributed to the increasing cost of freight services in recent times. However, with shipping volumes growing by over 6.5% per year, industry experts 'continue to be optimistic about the truck freight demand situation' [1].

[1] Bob Costello, Chief Economist, American Trucking Association. December 28, 2004

The American Trucking Association's (ATA) Truckload Tonnage Index (see figure below) shows that 2005-2006 marked a new peak in freight demand, and the US trucking sector is now estimated to be carrying three-quarters of the value and two-thirds of the weight of the total freight shipped. While demand is clearly robust, concerns on the supply side continue to restrict the industry's growth. Severe shortages of commercial drivers, rising operating costs (especially fuel costs), and increased compliance and regulatory requirements have combined to restrict the growth of truck transportation services. In this environment, private and commercial transportation companies are increasingly relying on outsourcing to professional recruitment firms. In this context, MTS provides a much-needed service, matching carriers with qualified drivers.

Current Trends

Transportation companies have responded to the shortage of drivers by offering increased salaries, generous 401(k) options, health care packages and other perks. Despite these initiatives, the changing demographics and overall aging of the US population mean that the driver shortage will persist. Regulatory measures and compliance related requirements have also been significantly increased as a consequence of concerns for safety and security. The definition of "hours on the road" has been expanded to include time spent for meals, bathroom breaks and other rest stops. In addition, drivers are required to rest between trips. The result has been increased documentation, and the management of a driver's DOT file has become much more complicated.

Industry Outlook

The overall outlook for the truck transportation industry remains positive, although rapidly rising cost pressures could hurt the industry in the short run. The most severe pressure will come from the shortage of drivers, and it is likely that players in the transportation market will increasingly rely on a professional recruitment partner to handle their recruiting function; a recruiting firm with a nationwide reach will be able to source qualified drivers from any location in the country, and will probably emerge as the recruiting partner of choice for better carriers.

Competitor Analysis
There are a number of driver-leasing and driver recruitment firms that cater to the truck transportation industry, although MTS offers one of the most sophisticated and comprehensive bouquet of services. The target customer base is itself a form of competition. Some companies are used to handling their own recruitment function, and are skeptical about the benefit in outsourcing truck driver recruitment. They believe that their internal recruitment mechanisms are capable of doing the "best possible" job at recruiting commercial drivers given the inherent complexity of DOT compliance. MTS' challenge in this regard is to overcome the reluctance of these "hold out" companies to engage MTS as a partner. By consistently demonstrating the superiority and cost benefits of its services, MTS will continue to overcome this hurdle, and prove that its services are of significant value to any fleet in the transportation industry.

Direct Competition
A number of driver leasing companies operate in the US transportation market. These firms maintain a pool of local drivers, who are hired out to freight firms, as needed, for temporary assignments. These companies necessarily operate on a limited scale, restricted by the need to maintain a pool of available drivers in every location. They employ a one-size-fits-all approach to meeting client needs. There are over 300 such firms across the country, mostly running operations that cater to very localized markets. Less than 10% of these firms operate in more than one city, and only 3-4 operators have operations spanning more than one third of the country. None of these firms currently services greater than 50% of the US. Typical firms in this category are profiled below.

Best Drivers (www.bestdrivers.com)
Best Drivers was founded in East Tennessee in 1988, and has grown to offer its services across the southeast in the past 15 years. Apart from providing commercial drivers for short and long term assignments, the company also offers its customer's ongoing driver staffing services, payroll administration, and benefits administration. Best Drivers maintains a pool of drivers in each of its locations, and offers these drivers on a hire-out basis to various trucking firms. Within Tennessee in particular (presently in five cities) and the Southeast in general (Kentucky & Georgia), the company has been able to expand its business.

Complete Personnel Logistics, Inc. (www.cpl-peo.com)
Complete Personnel Logistics has been operating in the driver leasing business since 1968, and offers its clients a wide range of Professional Employer Organization (PEO) services such as payroll processing, health insurance, workers' compensation, 401(k) plan, compliance requirements and so on in addition to traditional driver leasing. Complete Personnel Logistics is focused on both long-term placements and temporary requirements, and is one of the few players

within this space that offers long-term recruitment solutions. The company is a part of Minute Men Staffing Services, a firm offering a wide range of HR solutions, including light-industrial temporary and permanent staffing services, payroll management and onsite management services. Based out of Cleveland, OH, Complete Personnel Logistics also has offices in Cincinnati, Columbus and Detroit.

Innovative Driver Services (www.innovativedrivers.com)
Innovative Driver Services provides commercial truck drivers to clients throughout the Southeast. The company has been in operation since 1995. The company offers temporary as well as permanent staffing solutions. Innovative had its origins in the back office of a major manufacturing company, and has since grown to be a respected driver leasing firm in North Carolina, South Carolina and Tennessee.

Common Characteristics
Each of these "Driver Leasing" firms share certain characteristics; they have been successful in local markets, but do not have scalable business models that will allow them to rapidly expand their operations nationwide without sacrificing quality and without significant process reengineering. In addition, they tend to focus on temporary, short-term placements, which are, as described earlier, stopgap solutions that carrier firms turn to during emergencies. The result of such a focus is that potential clients will always see these services as temporary solutions, and would not consider outsourcing all their recruitment needs to such firms.

Indirect Competition
MTS also faces indirect competition from the growth of Internet job boards that specialize in matching drivers and companies in the trucking industry. There are now a number of such websites, and the growing use of the Internet and the popularity of some of these boards represent a significant degree of competition to a recruitment specialist like MTS. The biggest distinction between this form of competition and the services provided by MTS is lack of involvement in the recruiting process that the job boards play. Job boards typically collect driver resumes and charge clients a fee to view those resumes in search of candidates worth calling. The table below lists some of the websites that focus on the trucking industry. Job boards have to-date, been unsuccessful at achieving anticipated acceptance levels largely as a result of their inability to attract and collect substantial volumes of qualified resumes.

Some of the Internet job boards and other driver recruitment websites are as follows;
http://www.classadrivers.com/
http://www.bigrigjobs.com/
http://www.bestdriverjobs.com/
http://www.layover.com/
http://www.bigtruckdrivingjobs.com/
http://www.everytruckjob.com/
http://www.jobsfortruckers.com/
http://www.getadrivingjob.com/

http://www.truckdriver.com/

MTS also relies significantly on the Internet for its marketing and promotional campaigns.

Competitive Advantages

MTS enjoys the following competitive advantages over its competitors and other players in the driver recruitment market:

Driver database: MTS currently possesses one of the largest and fastest growing databases of commercial drivers in the US. With data on over 304,000 drivers, MTS has unmatched ability to market open positions to the driver population nationwide.

Technological efficiency: MTS has deployed the most advanced technologies in its operations. It currently uses its proprietary database and Applicant Tracking System to rapidly process large volumes of applicant data including the only fully DOT compliant online application in existence and DOT compliant background checks. Each MTS recruiter is able to efficiently manage 30–50 client orders with up to 10 open seats per order, simultaneously.

Agile business model: MTS' business model was designed to accelerate growth and expansion into new markets by keeping fixed costs low, and by eliminating the need to maintain driver pools and internal recruiting staff in target markets. A key advantage to this approach is that it mirrors the trend taking place within the logistics market – a trend towards massive decentralized distribution operations with greater operational efficiency managed through the use of technology (i.e. Wal-Mart, Home Depot, etc.) The unique model also eliminates the need for traditional "brick-and-mortar" office setups in each location and allows the company to realize significantly improved profit margins. The CRM model makes MTS the first truly national driver recruitment firm, ensuring the delivery of consistent and reliable service to clients throughout the US.

Targeted recruitment: In contrast to traditional driver leasing firms who maintain pools of drivers and employ a one-size-fits-all approach to meeting client needs for drivers, targeted recruitment ensures higher customer satisfaction levels by targeting drivers that meet client specific job requirements exactly. At the same time the proactive approach to driver recruiting screens potential candidates on behalf of the client in contrast to online job boards that simply offer clients a venue to browse potential applicant resumes which then have to be screened and processed.

Strong track record: MTS has a seven-year track record of meeting the outsourced driver recruitment needs of its clients, ranging from fortune 500 companies to small firms. It has also developed a reputation for high levels of customer satisfaction based on measurable results.

First to market: As the first and only provider of targeted commercial driver recruiting nationwide, MTS has already begun establishing itself as a recognized name among major private carriers and transportation industry leaders. Currently, such companies as Frito-Lay, Exxon and Sara Lee have contracted with MTS on a pilot basis, as a repeat customer, or as a permanent client with a national contract. MTS Driver Recruiters has developed a business model that will enable it to become the first truly national operator in the commercial driver recruitment market. Its strong track record and other unique capabilities are clear advantages that will propel the company to the top of this industry.

(2) With respect to every director and officer of the issuer, or person occupying a similar status or performing similar functions: his name, address and principal occupation for the past 5 years; the amount of securities of the issuer held by him as of a specified date within 30 days of the filing of the registration statement; the amount of the securities covered by the registration statement to which he has indicated his intention to subscribe; and a description of any material interest in any material transaction with the issuer or any significant subsidiary effected within the past 3 years or proposed to be effected.

Name	Business Address	Home Address
Kenneth L. Walker, CEO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	1130 Indianpipe Lake Orion, Michigan 48360
Gregory P. Walker, CFO	26555 Evergreen Rd Suite 1220 Southfield, Michigan 48075	670 Cherry Tree Lane Rochester Hills, Michigan 48306

The following table sets forth certain information regarding the executive officers and directors of the Company as of December 31, 2006. On April 17, 2007 the Company converted from a Michigan limited liability company to a Delaware corporation and pursuant to that conversion Kenneth L. Walker and Gregory P. Walker each maintained their exact same officer titles and became the sole directors of the Delaware corporation, MTS Driver Recruiters, Inc.

Name	Positions with the Company	Age	Position Held Since
Kenneth L. Walker	President, Chief Executive Officer and Chairman of the Board of Directors	43	2000
Gregory P. Walker	Chief Financial Officer, Treasurer, Secretary and a member of the Board of Directors	42	2000

Kenneth L. Walker, Chairman, Chief Executive Officer and President - 43
26555 Evergreen, Suite 1220, Southfield, MI 48076

Gregory P. Walker, Chief Financial Officer, Treasurer, secretary Director - 42
26555 Evergreen, Suite 1220, Southfield, MI 48076

Security Ownership of Directors
The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Amount Owned Before Offering	Amount Owned After the Offering	Percentage of Issued Class of Stock[3]
Common Stock	Kenneth L. Walker[1] 26555 Evergreen Suite 1220 Southfield, MI 48076	8,750.000	8,750.000	50%
Common Stock	Gregory P. Walker 26555 Evergreen Suite 1220 Southfield, MI 48076	8,750,000	8,750.000	50%
Preferred Stock	Kenneth L. Walker[2] 26555 Evergreen Suite 1220 Southfield, MI 48076	1,000,000*	1,000,000*	50.00%
Preferred Stock	Gregory P. Walker 26555 Evergreen Suite 1220 Southfield, MI 48076	1,000,000*	1,000,000*	50.00%
Common Stock	All directors and executive officers as a group (2 persons)	17,500,000	17,500,000	100%
Preferred Stock	All directors and executive officers as a group (2 persons)	100,000	100,000	100.00%

1. Mr. Kenneth L. Walker is Chairman, Chief Executive Officer and President of the Company and is the Chairman of the Board of Directors.

2. Mr. Gregory P. Walker is Chief Financial Officer, Treasurer, Secretary and a member of the Board of Directors of the Company.
3. Percent of Class of Issued Stock as determined prior to the Offering.

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2006 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

* On April 17, 2007, the Company issued a total of 2,000,000 shares of Series A preferred stock comprised of 1,000,000 shares to Kenneth L. Walker and 1,000,000 shares to Gregory P. Walker without any independent valuation or other valuation analysis. The Series A preferred shares were issued to the Walkers as part of a plan of reorganization ("Reorganization") through the conversion of the Company from a Michigan limited liability company to a Delaware corporation pursuant to Section 368(a) (1) (B) of the Code and the regulations corresponding thereto, so that the Reorganization contemplated thereby would qualify as a tax free reorganization under the Code. The Reorganization was accomplished by an exchange of membership interests in the Michigan limited liability company for shares of voting common stock and preferred stock in the Delaware Corporation.

No director has had any material interest in any material transaction with the issuer or any significant subsidiary effected within the past 3 years or proposed to be effected.

(3) With respect to persons covered by clause (2): the remuneration paid during the past 12 months and estimated to be paid during the next 12 months, directly or indirectly, by the issuer, together with all predecessors, parents, subsidiaries and affiliates, to all those persons in the aggregate.

Remuneration of Directors and Officers

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors.

The following table sets forth certain information regarding the aggregate remuneration of each of the directors or executive officers individually and as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate annual remuneration

	received	
Kenneth L. Walker	President and Chief Executive Officer	$144,820
Gregory P. Walker	Chief Financial Officer, Treasurer, Secretary	$144,820

For the fiscal year ended December 31, 2006, the Company has not accrued any portion of Mr. Kenneth L Walker's salary. For the fiscal year ended December 31, 2006, the Company has not accrued any portion of Mr. Gregory P. Walker's salary.

It is expected that the remuneration for the directors will remain the same individually and in aggregate through the close of fiscal year 2008. The directors received no compensation directly or indirectly from any predecessors, parent, subsidiaries or affiliate of the issuer.

(4) With respect to any person owning of record, or beneficially if known, 10% or more of the outstanding shares of any class of equity security of the issuer: the information specified in clause (2) other than his occupation.

Not Applicable.

(5) With respect to every promoter if the issuer was organized within the past 3 years: the information specified in clause (2), any amount paid to him within that period or intended to be paid to him, and the consideration for any such payment. Not applicable. Issuer was not organized within the last 3 years.

(6) With respect to any person on whose behalf any part of the offering is to be made in a nonissuer distribution: his name and address; the amount of securities of the issuer held by him as of the date of the filing of the registration statement; a description of any material interest in any material transaction with the issuer or any significant subsidiary effected within the past 3 years or proposed to be effected; and a statement of his reasons for making the offering. No part of this offering will involve a non-issuer distribution.

(7) The capitalization and long-term debt, on both a current and a pro forma basis, of the issuer and any significant subsidiary, including a description of each security outstanding or being registered or otherwise offered, and a statement of the amount and kind of consideration, whether in the form of cash, physical assets, services, patents, goodwill or anything else, for which the issuer or any subsidiary has issued any of its securities within the past 2 years or is obligated to issue any of its securities.

The issuer has neither directly nor through any subsidiary issued within the past 2 years any of its securities nor is it obligated to issuer any of its securities in satisfaction of any debt.

(8) The kind and amount of securities to be offered;
12,000,000 shares of the Company's Common Stock are being offered for sale.

the proposed offering price or the method by which it is to be computed;
The management of the Company has determined the Offering Price of $0.15 arbitrarily in its sole discretion. Prior to the Offering, there will be 17,500,000 shares outstanding, implying a pre-offering market capitalization of the Company of $2,625,000 (17,500,000 x $0.15). Management believes that this is an appropriate price for the Offering, however, management has no basis for the arbitrary price.

any variation therefrom at which any proportion of the offering is to be made to any person or class of persons other than the underwriters, with a specification of any such person or class;
There will be no variation of this offering price in this Offering.

the basis upon which the offering is to be made if otherwise than for cash;
This Offering is being made on a cash basis only.

the estimated aggregate underwriting and selling discounts or commissions and finders' fees, including separately cash, securities, contracts, or anything else of value to accrue to the underwriters or finders in connection with the offering, or, if the selling discounts or commissions are variable, the basis of determining them and their maximum and minimum amounts;
The issuer will not be using underwriters or finders. There will be no variable selling discounts or commissions. The issuer may sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of commissions from the issuer, which are estimated to be 10% of the amount raised and 3% for expenses. Market makers, broker-dealers and block purchasers purchasing the shares directly will do so for their own account and at their own risk. The issuer cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by market makers and/or broker dealers.

the estimated amounts of other selling expenses, including legal, engineering and accounting charges;
Accounting $15,000, Legal $32,500, State filing fees $800.

the name and address of every underwriter and every recipient of a finder's fee;
No person or entity shall receive a finder's fee.

a copy of any underwriting or selling-group agreement pursuant to which the distribution is to be made, or the proposed form of any such agreement whose terms have not yet been determined;
Does not apply.

and a description of the plan of distribution of any securities which are to be offered otherwise than through an underwriter.
The Company and its directors and officers, Kenneth L. Walker and Gregory P. Walker, will attempt to place the shares offered herein at a price of $0.15 per share through personal contact with potential investors. The only written materials that will be used in connection with the

solicitation of potential investors will be this Form 1-A. No commissions will be paid. Directors, officers and affiliates of the Company will be allowed to purchase shares of Common Stock pursuant to this Offering.

The Company and its directors and officers, Kenneth L. Walker and Gregory P. Walker, will rely on the safe harbor from registration as a broker dealer provided by Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Act"). Neither Mr. Kenneth L. Walker nor Mr. Gregory P. Walker are: (i) subject to statutory disqualification (as that term is defined in section 3(a)(39) of the Act; (ii) compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and (iii) not an associated person of a broker or dealer. In addition, each of Mr. Kenneth L. Walker and Mr. Gregory P. Walker: (i) primarily performs, or is intended primarily to perform at the end of the Offering, substantial duties for or on behalf of the Company otherwise than in connection with transactions in securities; (ii) was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) will not participate in selling an offering of securities for any issuer of securities more than once every 12 months.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The termination date for the Offering is four months following the effective date of this prospectus.

This Offering is not contingent on a minimum number of Shares to be sold and it is on a first come, first served basis. If subscriptions exceed 12,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register (or qualify for an exemption from registration) its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue-sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

The issuer may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of commissions from the issuer. Market makers, broker-dealers and block purchasers purchasing the shares directly will do so for their own account and at their own risk. The issuer cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by market makers and/or broker dealers.

(9) The estimated cash proceeds to be received by the issuer from the offering; the purposes for which the proceeds are to be used by the issuer; the amount to

be used for each purpose; the order or priority in which the proceeds will be used for the purposes stated;

Use of Proceeds

Because there is no minimum to this Offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $1,800,000, before deducting any legal, accounting and offering expenses payable by the Company and assuming that the maximum number of Shares are sold.

The allocation of the proceeds shown in the table is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes, provided, however, that any material deviations from the allocation of proceeds as set forth herein will be subject to the prior approval of the shareholders of the Company. For example if marketing and advertising costs rise, the Company would have to allocate more funds than set forth herein to cover such costs. This would decrease working capital as well as funds that would otherwise be available for other projected expenditures.

Listed in order of priority

Description	Amount	Percentage
Operating Capital	$300,000	16.66%
Marketing to Clients	$210,000	11.67%
Publicity and Investor Relations	$120,000	6.67%
Marketing to Drivers	$280,000	15.56%
Enabling Technology	$260,000	14.44%
Acquisitions	$500,000	27.78%
Research and Development	$30,000	1.67%
Professional Fees	$100,000	5.56%
Total Proceeds Used	$1,800,000	100.00%

1. **Operating Capital -** MTS expects to hire sales, recruiting and support personnel as it grows. The need for recruiters, in particular, is directly proportional to increasing

revenues. MTS expects that some of the funds raised will be used to fill such positions as Managers, Sales Staff, Recruiting Coordinators, Placement Supervisors, DOT File Managers, DOT File Coordinators, Data Managers, and a Network Administrator.

2. **Marketing to Clients -** MTS plans to launch several marketing and promotional initiatives to improve access to its target customer base. The company has already launched a Search Engine Optimization (SEO) project, described in the Operations Plan. Further investment in SEO will maximize Internet visibility, enabling search engines to better read, understand and index the company's website correctly.

3. **Publicity and Investor Relations** - The Company will seek to actively promote the Company and its services to truck drivers and trucking companies. Additionally the Company will conduct an on-going investor relations campaign to increase investor awareness and the trading of its shares. The Company will likely engage the services of a professional investment relations firm to manage the campaign.

4. **Marketing to Drivers -** MTS also plans to expand its advertising and marketing programs targeted at the driver population. The details are provided in the Marketing Plan.

5. **Enabling Technology -** As described in the Operations Plan, MTS plans to make substantial investments in further website and technology upgrades. Many of MTS' proprietary technological processes are potentially patentable under US Patent and Trademark office guidelines governing "Business Method Patents". Pursuing a patent portfolio would give MTS a statutory monopoly within its industry and further diminish competitive threats.

6. **Acquisitions –** There are currently over 300 driver specific Internet job placement boards marketing their services to carriers and drivers. While their business model differs from that of MTS, these companies represent a significant acquisition opportunity for MTS for four primary reasons. **1.)** These companies represent a significant base of driver contact names, which can supplement MTS' current driver database. **2.)** These companies represent a significant channel for additional customer leads in that they share a common target customer base with MTS. **3.)** These companies represent an opportunity for MTS to leverage their technology and process used in posting jobs and in-taking applicant data. **4).** These companies represent a possible additional revenue stream for MTS.

7. **Research and Development** - The Company plans to expand its service line to include complimentary services in order to increase its potential revenue base with customer it services. The Company also plans to expand its software development and security measures for further protection of its database and to streamline its truck driver placement process. $30,000 will be allocated towards research and development of such services.

8. **Professional Fees** - The Company anticipates incurring legal and accounting fees to complete the Offering. Additionally, the Company anticipates incurring additional fees to consultants who will assist the Company in its operational and financial endeavors. The Company also plans to research the feasibility, benefit and costs of pursuing patents, trademarks or other forms of protections for various operational business processes and methods developed in whole or in part by the Company.

The foregoing description represents the Company's best estimate of its allocation of the net proceeds of this Offering based on the Company's current plans and estimates regarding its anticipated expenditures. Actual expenditures to be made in connection with a developing business cannot be predicted with any degree of certainty and will only vary provided that we have disclosed the possibility of such variances herein; provided, however, that in no event will the Company use the proceeds of this Offering to repay the loans owed to either Kenneth L. Walker or Gregory P. Walker, and further, provided, however, that any material deviations from the allocation of proceeds as set forth herein will be subject to the prior approval of the shareholders of the Company. There are no accrued but unpaid salaries or wages owed to either Kenneth L. Walker or Gregory P. Walker.

the amounts of any funds to be raised from other sources to achieve the purposes stated; the sources of any such funds;
Not Applicable, No other funds anticipated to be raised at this time.

if any part of the proceeds is to be used to acquire any property, including goodwill, otherwise than in the ordinary course of business, the names and addresses of the vendors, the purchase price, the names of any persons who have received commissions in connection with the acquisition, and the amounts of any such commissions and any other expense in connection with the acquisition, including the cost of borrowing money to finance the acquisition.
No part of the proceeds raised shall be used to acquire property, including goodwill, other than in the ordinary course of business

(10) A description of any stock options or other security options outstanding, or to be created in connection with the offering, together with the amount of any such options held or to be held by every person required to be named in clause (2), (4), (5), (6) or (8) and by any person who holds or will hold 10% or more in the aggregate of any such options.
None.

(11) The dates of, parties to, and general effect concisely stated of, every management or other material contract made or to be made otherwise than in the ordinary course of business if it is to be performed in whole or in part at or after the filing of the registration statement or was made within the past 2 years, together with a copy of every such contract; and a description of any pending litigation or proceeding to which the issuer is a party and which materially affects its business or assets, including any such litigation or proceeding known to be contemplated by governmental authorities.
None exists or are anticipated

(12) A copy of any prospectus, pamphlet, circular, form letter, advertisement or other sales literature intended as of the effective date to be used in connection with the offering.
See Attached Form 1-A filing.

(13) A specimen or copy of the security being registered; a copy of the issuer's articles of incorporation and bylaws, or their substantial equivalents, as currently in effect; and a copy of any indenture or other instrument covering the security to be registered.
See attached copy of security, Articles of Incorporation and Bylaws. Note; There is no indenture or other instrument covering the security to be registered.

(14) A signed or conformed copy of an opinion of counsel as to the legality of the security being registered, with an English translation if it is in a foreign language, which shall state whether the security when sold will be legally issued, fully paid and nonassessable, and, if a debt security, a binding obligation of the issuer.
See Attached opinion of council.

(15) The written consent of any accountant, engineer, appraiser, or other person whose profession gives authority to a statement made by him, if any such person is named as having prepared or certified a report or valuation, other than a public and official document or statement, which is used in connection with the registration statement. See attached consent of accountant.

(16) A balance sheet of the issuer as of a date within 4 months prior to the filing of the registration statement; a profit and loss statement and analysis of surplus for each of the 3 fiscal years preceding the date of the balance sheet and for any period between the close of the last fiscal year and the date of the balance sheet, or for the period of the issuer's and any predecessors' existence if less than 3 years; and, if any part of the proceeds of the offering is to be applied to the purchase of any business, the same financial statements which would be required if that business were the registrant. Not applicable

(17) Such additional information as the administrator requires by rule or order.

(c) A registration statement under this section becomes effective when the administrator so orders.

(d) The administrator may by rule or order require as a condition of registration under this section that a prospectus be sent or given to each person to whom an offer is made. The administrator may by rule or order fix the requirements as to the use, content, revision and supplementation of the prospectus.

(e) The administrator may by rule or order require as a condition of registration under this section that a report by an accountant, engineer, appraiser or other professional person be filed and may require that the estimated cost of such report be deposited in advance by the applicant in an escrow account. The administrator may also designate an employee to make an investigation of the books, records and affairs of any applicant for registration by qualification and may require the estimated cost thereof to be deposited in advance by the applicant in an escrow account.

MANAGEMENT SIGNATURES

Pursuant to the requirements of Section 451.703 - Registration By Coordination, of the Michigan Compiled Laws, registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on this 5th day of November 2007.

MTS DRIVER RECRUITERS, INC.

SIGNATURE TITLE and DATE



Kenneth L. Walker, Chairman, Chief Executive Officer and President and Director (Principal Executive Officer)

November 5, 2007



Gregory P. Walker, Treasurer/Chief Financial Officer, Secretary and a Director

November 5, 2007

Exhibit 10

Specimen Stock Certificate


MTS Driver Recruiters, Inc.

TOTAL AUTHORIZED ISSUE 310,000,000 SHARES

300,000,000 SHARES PAR VALUE $.0001 EACH
COMMON STOCK

10,000,000 SHARES PAR VALUE $.0001 EACH
PREFERRED STOCK

See Reverse for Certain Definitions

This is to Certify that ______________________ **is the owner of**

____

[illegible] AND NON[illegible]SSABLE [illegible] COMMON [illegible]
MTS Driver Recruiters, Inc.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.
Witness, *the seal of the Corporation and the signatures of its duly authorized officers.*

Dated



SECRETARY PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF TRANSFERS MIN ACT-..............Custodian .... (Cust) (Minor)
TEN ENT	- as tenants by the entireties	under Uniform Transfers to Minors Act.. (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	

Additional abbreviations may also be used though not in the above list

For value received _______ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

_______________________________ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

_______________________________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated_______________ ______

In presence of

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Exhibit 11

Financial Statements

MTS DRIVER RECRUITERS, INC.

Southfield, Michigan

FINANCIAL STATEMENTS

Including Accountants' Compilation Report

June 30, 2007

MTS DRIVER RECRUITERS, INC.

TABLE OF CONTENTS

Accountants' Compilation Report	1
Financial Statements	
Balance Sheet	2
Statement of Operations	3
Statement of Stockholders' Deficit	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplemental Information	
Schedule of Cost of Revenue	10
Schedule of General and Administrative Expenses	11



Virchow Krause & company

ACCOUNTANTS' COMPILATION REPORT

Stockholders and Board of Directors
MTS Driver Recruiters, Inc.
Southfield, Michigan

We have compiled the accompanying balance sheet of MTS Driver Recruiters, Inc. (formally known as MTS Driver Recruiters, LLC, see Note 7) as of June 30, 2007, and the related statements of operations and stockholders' deficit, and cash flows, for the six month period then ended and the supplemental information as identified in the table of contents, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements and supplemental information, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplemental information, and, accordingly, do not express an opinion or any other form of assurance on them.

Virchow, Krause & Company, LLP

Southfield, Michigan
October 22, 2007

MTS DRIVER RECRUITERS, INC.

BALANCE SHEET
June 30, 2007

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 9,448
Accounts receivable	78,306
Total Current Assets	87,754
OTHER ASSETS	
Deposits	6,350
TOTAL ASSETS	$ 94,104

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES	
Note payable, factoring	$ 5,710
Current maturities of long-term debt	6,118
Accounts payable	210,930
Accrued expenses	196,124
Income taxes payable	7,582
Total Current Liabilities	426,464
LONG-TERM LIABILITIES	
Loan payable related parties	97,688
Total Liabilities	524,152
STOCKHOLDERS' DEFICIT	
Common stock, $.0001 par value per share 300,000,000 shares authorized 17,500,000 shares issued and outstanding	1,750
Preferred stock, $.0001 par value per share 10,000,000 shares authorized 2,000,000 shares issued and outstanding	200
Accumulated deficit	(431,998)
Total Stockholders' Deficit	(430,048)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 94,104

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, INC.

STATEMENT OF OPERATIONS
Six Month Period Ended June 30, 2007

		Percent
NET REVENUE	$ 1,707,402	100.0
COST OF REVENUE	1,226,363	71.8
Gross Profit	481,039	28.2
OPERATING EXPENSES	559,513	33.0
Operating Loss	(78,474)	(4.8)
OTHER INCOME (EXPENSE)		
Interest expense	(14,458)	(0.8)
Income Before Taxes	(92,932)	(5.6)
INCOME TAXES	7,582	0.4
NET LOSS	$ (100,514)	(6.0)

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, INC.

STATEMENT OF STOCKHOLDERS' DEFICIT
Six Month Period Ended June 30, 2007

	Total Stockholders' Deficit
BALANCE, December 31, 2006	$ (329,534)
January through March 2007 net loss	(143,258)
Issuance of common stock	(1,950)
April 18 through June 30, 2007 net income	42,744
BALANCE, June 30, 2007	$ (431,998)

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, INC.

STATEMENT OF CASH FLOWS
Six Month Period Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (100,514)
Adjustments to reconcile net loss to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable	12,651
Deposits	50
Accounts payable	19,276
Accrued expenses	174,666
Income taxes payable	7,582
Net Cash Flows from Operating Activities	113,711
CASH FLOWS FROM FINANCING ACTIVITIES	
Net advances (payments) on line of credit	(1,939)
Net (repayments) of note payable, factoring	(17,171)
Principal payments on long-term debt	(12,402)
Net (repayments) from loan payable - related party	(72,867)
Net Cash Flows from Financing Activities	(104,379)
Net Change in Cash and Cash Equivalents	9,332
CASH AND CASH EQUIVALENTS - Beginning of Year	116
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 9,448
Supplemental cash flow disclosures	
Cash paid for interest	$ 14,458
Noncash investing and financing activities from April 17, 2007 incorporation	
Issuance of common stock	$ 1,750
Issuance of preferred stock	$ 200

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2007

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

MTS Driver Recruiters, Inc. (the "company") is a Recruiting Process Outsourcing (RPO) service provider for outsourced recruitment of commercially licensed truck drivers for clients in the transportation industry, which are located primarily in Michigan.

Cash and Cash Equivalents

The company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Accounts Receivable

The company grants credit to customers, most of which are located in Michigan. Management considers receivables to be fully collectible and therefore no allowance for doubtful accounts is considered necessary as of June 30, 2007.

In October 2006, the company entered into a factoring agreement with LSQ Funding Group, L.C. (LSQ). The company has transferred most of its customer accounts and subsequent collections to LSQ. The company must pay a minimum of 2.0% in excess of the Prime Rate based on the actual number of days elapsed in a year plus a 1.5% discount fee and an additional 1.0% for unpaid receivables at certain intervals. The company has agreed to purchase all charge back accounts from LSQ.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $45,840 for the six month period ended June 30, 2007.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. For income tax reporting purposes, depreciation is calculated using applicable accelerated methods.

Revenue Recognition

The company recognizes revenue on the date services are rendered. Revenues are reported net of discounts and allowances.

MTS DRIVER RECRUITERS, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2007

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The company was organized as a limited liability company (LLC) from January 1, 2007 through April 17, 2007. As such, the company's income, losses, and credits from January 1, 2007 through April 17, 2007 are included in the income tax returns of the members.

Income taxes are included in the financial statement for the period from April 18, 2007 through June 30, 2007. Income taxes consist of taxes currently due.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Property and Equipment

The major categories of property and equipment at June 30, 2007 are summarized as follows:

	Depreciable Lives	
Vehicles	5 yrs.	$ 53,826
Furniture	5 yrs.	6,000
Total Property and Equipment		59,826
Less: Accumulated depreciation		(59,826)
Net Property and Equipment		$ -

NOTE 3 - Note Payable, Factoring

The company has borrowed funds under a factoring financing agreement with LSQ Funding Group L.C. Under the terms of the agreement the company may obtain advances. Advances bear interest at bank prime plus 3% and are cross-collateralized by the accounts receivable and equipment of the company. All advances are guaranteed by the officers of the corporation. The amount due to LSQ Funding Group at June 30, 2007 amounted to $5,710.

MTS DRIVER RECRUITERS, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2007

NOTE 4 - Long-Term Debt

Long-term debt consists of the following at June 30, 2007:

Note payable to GMAC, collateralized by a vehicle. The note requires monthly payments of principal only of $608. The final payment is due April 15, 2008.	$ 6,118
Less: Current portion	(6,118)
Long-Term Portion	$ -

Long-term debt and factoring agreement interest charged to expense was $14,458 for the six month period ended June 30, 2007.

NOTE 5 - Related Party Transactions

A summary of loan transactions with the officers of the company are as follows for the period ended June 30, 2007:

Beginning Balance, January 1, 2007	$ 177,891
Payments	(102,010)
Advances	21,807
Ending Balance, June 30, 2007	$ 97,688

The loan payable due from the officers has no specific repayment terms, is unsecured and is non-interest bearing.

MTS DRIVER RECRUITERS, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2007

NOTE 6 - Operating Leases

The company leases certain equipment under an operating lease expiring August 1, 2007. Future minimum lease payments for the year ending December 31, 2007 amount to $631.

Facility Lease Expense

During 2006, the company entered into a lease agreement with the lease term commencing January 1, 2007. The lease calls for monthly payments of $6,338 beginning July 1, 2007 with an increase in its per square footage rate beginning in year four. Rent expense is amortized over the life of the lease.

Future minimum lease payments on the facility as of June 30, 2007 are as follows:

2008	$ 76,057
2009	76,057
2010	78,058
2011	80,060
2012 and thereafter	80,060
Total	$ 390,292

Total lease expense was $35,626 for the six month period ended June 30, 2007.

NOTE 7 - Incorporation and Change in Tax Status

Effective April 17, 2007, the company was incorporated issuing 17,500,000 shares of $0.0001 par value common stock and 2,000,000 shares of $0.0001 par value preferred stock, in exchange for all of the assets and liabilities of MTS Driver Recruiters, LLC, except cash as of April 17, 2007. The assets and liabilities were recorded in the accompanying financial statements at the Limited Liability Company's historical cost basis as summarized below:

Accounts receivable	$ 65,439
Deposits	6,350
Accounts payable	256,750
Accrued expenses	83,679
Long-term debt	204,152

Accumulated deficit of $474,742 was recorded as a result of the excess of liabilities over assets as of the incorporation date.

NOTE 8 - Income Taxes

The provision for income taxes recorded for the period of April 18, 2007 (date of incorporation) through June 30, 2007 reflects the provision for income tax for income reported from April 18, 2007 through June 30, 2007. Taxable income for that period amounted to approximately $50,000.

SUPPLEMENTAL INFORMATION

MTS DRIVER RECRUITERS, INC.

SCHEDULE OF COST OF REVENUE
Six Month Period Ended June 30, 2007

		Percent
Insurance, workers' compensation	$ 8,844	0.5
Taxes, payroll operations	81,677	4.8
Wages, drivers	1,135,842	66.5
TOTAL COST OF REVENUE	$ 1,226,363	71.8

See accountants' compilation report.

MTS DRIVER RECRUITERS, INC.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
Six Month Period Ended June 30, 2007

		Percent
Advertising	$ 45,841	2.7
Bank charges	13,837	0.8
Benefits and taxes	48,902	2.9
Donations	38	-
Guaranteed payments	72,923	4.3
Insurance, general	15,623	0.9
Office expense	25,581	1.5
Payroll service fees	8,084	0.5
Professional fees, legal	2,823	0.2
Professional fees, consultation	2,500	0.1
Rent	35,626	2.1
Taxes, other	1,149	0.1
Taxes, payroll	27,954	1.6
Telephone	7,484	0.5
Travel and entertainment	48	-
Wages	251,100	14.8
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 559,513	33.0

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

Southfield, Michigan

FINANCIAL STATEMENTS

Including Accountants' Compilation Report

March 31, 2007

MTS DRIVER RECRUITERS, LLC

TABLE OF CONTENTS

Accountants' Compilation Report 1

Financial Statements

Balance Sheet 2

Statement of Operations 3

Statement of Members' Deficit 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 9

Supplemental Information

Schedule of Cost of Revenue 10

Schedule of General and Administrative Expenses 11


Virchow Krause
& company

ACCOUNTANTS' COMPILATION REPORT

Members and Board of Directors
MTS Driver Recruiters, LLC
Southfield, Michigan

We have compiled the accompanying balance sheet of MTS Driver Recruiters, LLC as of March 31, 2007, and the related statements of operations and members' deficit, and cash flows, for the three month period then ended and the supplemental information as identified in the table of contents, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements and supplemental information, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplemental information, and, accordingly, do not express an opinion or any other form of assurance on them.

Virchow, Krause & Co., LLP

Southfield, Michigan
June 5, 2007

MTS DRIVER RECRUITERS, LLC

BALANCE SHEET
March 31, 2007

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 9,266
Accounts receivable	56,173
Total Current Assets	65,439
OTHER ASSETS	
Deposits	6,350
TOTAL ASSETS	$ 71,789

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES	
Note payable, factoring	$ 10,611
Current maturities of long-term debt	7,668
Accounts payable	256,750
Accrued expenses	83,679
Total Current Liabilities	358,708
LONG-TERM LIABILITIES	
Long-term debt	608
Loan payable related parties	185,265
Total Liabilities	544,581
MEMBERS' DEFICIT	
Members' Deficit	(472,792)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 71,789

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENT OF OPERATIONS
Three Month Period Ended March 31, 2007

		Percent
NET REVENUE	$ 835,205	100.0
COST OF REVENUE	644,072	77.1
Gross Profit	191,133	22.9
OPERATING EXPENSES	327,990	39.3
Operating Loss	(136,857)	(16.4)
OTHER INCOME (EXPENSE)		
Interest expense	(6,401)	(0.8)
NET LOSS	$ (143,258)	(17.2)

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENT OF MEMBERS' DEFICIT
Three Month Period Ended March 31, 2007

	Total Members' Deficit
BALANCE, December 31, 2006	$ (329,534)
2007 net three month loss	(143,258)
BALANCE, March 31, 2007	$ (472,792)

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENT OF CASH FLOWS
Three Month Period Ended March 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (143,258)
Adjustments to reconcile net loss to net cash flows from operating activities	
Changes in assets and liabilities	
Accounts receivable	34,784
Deposits	50
Accounts payable	63,158
Accrued expenses	62,221
Net Cash Flows from Operating Activities	16,955
CASH FLOWS FROM FINANCING ACTIVITIES	
Net proceeds (repayments) of note payable, factoring	(12,270)
Principal payments on long-term debt	(10,244)
Proceeds from loan payable - related party	14,709
Net Cash Flows from Financing Activities	(7,805)
Net Change in Cash and Cash Equivalents	9,150
CASH AND CASH EQUIVALENTS - Beginning of Year	116
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 9,266
Supplemental cash flow disclosures	
Cash paid for interest	$ 6,401

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2007

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

MTS Driver Recruiters, LLC (the "company") is a Recruiting Process Outsourcing (RPO) service provider for outsourced recruitment of commercially licensed truck drivers for clients in the transportation industry, which are located primarily in Michigan.

Cash and Cash Equivalents

The company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Accounts Receivable

The company grants credit to customers, most of which are located in Michigan. Management considers receivables to be fully collectible and therefore no allowance for doubtful accounts is considered necessary as of March 31, 2007.

In October 2006, the company entered into a factoring agreement with LSQ Funding Group, L.C. (LSQ). The company has transferred most of its customer accounts and subsequent collections to LSQ. The company must pay a minimum of 2.0% in excess of the Prime Rate based on the actual number of days elapsed in a year plus a 1.5% discount fee and an additional 1.0% for unpaid receivables at certain intervals. The company has agreed to purchase all charge back accounts from LSQ.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $22,108 for the three month period ended March 31, 2007.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. For income tax reporting purposes, depreciation is calculated using applicable accelerated methods.

Revenue Recognition

The company recognizes revenue on the date services are rendered. Revenues are reported net of discounts and allowances.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2007

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The company is treated as a limited liability company (LLC) for federal and state income tax purposes. As such, the company's income, losses, and credits are included in the income tax returns of its members.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Property and Equipment

The major categories of property and equipment at March 31 are summarized as follows:

	Depreciable Lives	2007
Vehicles	5 yrs.	$ 53,826
Furniture	5 yrs.	6,000
Total Property and Equipment		59,826
Less: Accumulated depreciation		(59,826)
Net Property and Equipment		$ -

NOTE 3 - Note Payable, Factoring

The company has borrowed funds under a factoring financing agreement with LSQ Funding Group L.C. Under the terms of the agreement the company may obtain advances. Advances bear a minimum interest of prime plus 3% and are cross-collateralized by the receivables and equipment of the company. All advances are guaranteed by the members of the partnership. The amount due to LSQ Funding Group was $10,611 for the three month period ended March 31, 2007.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2007

NOTE 4 - Long-Term Debt

Long-term debt consists of the following at March 31:

	2007
Note payable to GMAC, collateralized by a vehicle. The note requires monthly payments of principal only of $608. The final payment is due April 15, 2008.	$ 7,908
Note payable to Chrysler Financial, collateralized by a vehicle. The note requires monthly payments of $371 including interest at 10.18% per annum. The final payment is due June 15, 2007.	368
Totals	8,276
Less: Current portion	(7,668)
Long-Term Portion	$ 608

Long-term debt and factoring agreement interest charged to expense was $6,401 for the three month period ended March 31, 2007.

NOTE 5 - Related Party Transactions

A summary of loan transactions with the members of the company are as follows for the period ended March 31, 2007:

Beginning balance	$ 177,891
Payments	(21,936)
Advances	29,310
Ending balance	$ 185,265

The loan payable balance from the members has no specific repayment terms, is unsecured and bears no interest.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2007

NOTE 6 - Operating Leases

The company leases certain equipment under an operating lease expiring August 1, 2007. Future minimum lease payments for the twelve month period ending March 31, 2008 amount to $1,576.

Facility Lease Expense

During 2006, the company entered a lease agreement with the lease term commencing January 1, 2007. The lease calls for monthly payments of $6,338 beginning July 1, 2007 with an increase in its per square footage rate beginning in year four. Rent expense is amortized over the life of the lease.

Future minimum lease payments on the facility as of March 31 are as follows:

2008	$ 57,043
2009	76,057
2010	77,058
2011	80,060
2012 and thereafter	100,074
Total	$ 390,292

Total lease expense was $17,886 for the three month period ended March 31, 2007.

SUPPLEMENTAL INFORMATION

MTS DRIVER RECRUITERS, LLC

SCHEDULE OF COST OF REVENUE
Three Month Period Ended March 31, 2007

		Percent
Insurance, workers' compensation	$ 15,687	1.9
Taxes, payroll operations	42,006	5.0
Wages, drivers and mechanics	586,379	70.2
TOTAL COST OF REVENUE	$ 644,072	77.1

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
Three Month Period Ended March 31, 2007

		Percent
Advertising	$ 22,108	2.6
Bank charges	7,623	0.9
Benefits and taxes	33,531	4.0
Guaranteed payments	72,423	8.7
Insurance, general	6,925	0.8
Office expense	15,066	1.8
Payroll service fees	4,673	0.6
Professional fees, legal	1,500	0.2
Rent	17,886	2.1
Taxes, payroll	17,046	2.1
Telephone	3,515	0.4
Travel and entertainment	48	-
Wages	125,646	15.1
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 327,990	39.3

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

Southfield, Michigan

FINANCIAL STATEMENTS

Including Accountants' Compilation Report

December 31, 2006 and 2005

MTS DRIVER RECRUITERS, LLC

TABLE OF CONTENTS

Accountants' Compilation Report	1
Financial Statements	
Balance Sheets	2
Statements of Operations	3
Statements of Members' Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplemental Information	
Schedules of Cost of Revenue	10
Schedules of General and Administrative Expenses	11



ACCOUNTANTS' COMPILATION REPORT

Members and Board of Directors
MTS Driver Recruiters, LLC
Southfield, Michigan

We have compiled the accompanying balance sheets of MTS Driver Recruiters, LLC as of December 31, 2006 and 2005, and the related statements of operations and members' deficit, and cash flows, for the years then ended and the supplemental information as identified in the table of contents, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements and supplemental information, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplemental information, and, accordingly, do not express an opinion or any other form of assurance on them.

Virchow, Krause & Company, LLP

Southfield, Michigan
June 5, 2007

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

MTS DRIVER RECRUITERS, LLC

BALANCE SHEETS
December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 116	$ -
Accounts receivable	90,957	142,972
Total Current Assets	91,073	142,972
OTHER ASSETS		
Deposits	6,400	350
TOTAL ASSETS	$ 97,473	$ 143,322

LIABILITIES AND MEMBERS' DEFICIT

	2006	2005
CURRENT LIABILITIES		
Note payable, factoring	$ 22,881	$ 131,468
Current maturities of long-term debt	8,751	13,102
Accounts payable	193,592	79,944
Accrued expenses	21,458	-
Deferred revenues	-	61,677
Total Current Liabilities	246,682	286,191
LONG-TERM LIABILITIES		
Long-term debt	9,769	11,208
Loan payable related parties	170,556	143,237
Total Liabilities	427,007	440,636
MEMBERS' DEFICIT		
Members' Deficit	(329,534)	(297,314)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 97,473	$ 143,322

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006 and 2005

	2006	Percent	2005	Percent
NET REVENUE	$ 4,793,711	100.0	$ 5,791,710	100.0
COST OF REVENUE	3,488,372	72.8	4,372,207	75.5
Gross Profit	1,305,339	27.2	1,419,503	24.5
OPERATING EXPENSES	1,191,499	24.9	1,483,976	25.6
Operating Income	113,840	2.3	(64,473)	(1.1)
OTHER INCOME (EXPENSE)				
Interest expense	(46,060)	(0.9)	(119,318)	(2.1)
Interest income	-	-	100	-
Net Other Income (Expense)	(46,060)	(0.9)	(119,218)	(2.1)
NET INCOME (LOSS)	$ 67,780	1.4	$ (183,691)	(3.2)

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENTS OF MEMBERS' DEFICIT
Years Ended December 31, 2006 and 2005

BALANCES, December 31, 2004	$ (113,623)
2005 net loss	(183,691)
BALANCES, December 31, 2005	(297,314)
2006 net income	67,780
Distributions	(100,000)
BALANCES, December 31, 2006	$ (329,534)

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 67,780	$ (183,691)
Adjustments to reconcile net income (loss) to net cash flows from operating activities		
Depreciation	-	3,528
Changes in assets and liabilities		
Accounts receivable	52,015	156,644
Prepaid expenses	-	5,822
Employee advances	-	1,628
Deposits	(6,050)	800
Accounts payable	113,648	(40,665)
Accrued expenses	21,458	(2,000)
Deferred revenues	(61,677)	61,677
Net Cash Flows from Operating Activities	187,174	3,743
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds (repayments) of note payable, factoring	(108,587)	(57,321)
Principal payments on long-term debt	(13,125)	(17,419)
Net proceeds (repayments) of loan payable - related party	34,654	70,997
Distributions to members	(100,000)	-
Net Cash Flows from Financing Activities	(187,058)	(3,743)
Net Change in Cash and Cash Equivalents	116	-
CASH AND CASH EQUIVALENTS - Beginning of Year	-	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 116	$ -
Supplemental cash flow disclosures		
Cash paid for interest	$ 46,060	$ 119,318

See accompanying notes to financial statements and accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

MTS Driver Recruiters, LLC (the "company") is a Recruiting Process Outsourcing (RPO) service provider for outsourced recruitment of commercially licensed truck drivers for clients in the transportation industry, which are located primarily in Michigan.

Cash and Cash Equivalents

The company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Accounts Receivable

The company grants credit to customers, most of which are located in Michigan. Management considers receivables to be fully collectible and therefore no allowance for doubtful accounts is considered necessary as of December 31, 2006 and 2005.

In October 2006, the company entered into a factoring agreement with LSQ Funding Group, L.C. (LSQ). The company has transferred most of its customer accounts and subsequent collections to LSQ. The company must pay a minimum of 2.0% in excess of the prime rate based on the actual number of days elapsed in a year plus a 1.5% discount fee and an additional 1.0% for unpaid receivables at certain intervals. The company has agreed to purchase all charge back accounts from LSQ.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $90,993 and $93,710 for the years ended December 31, 2006 and 2005, respectively.

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. For income tax reporting purposes, depreciation is calculated using applicable accelerated methods.

Revenue Recognition

The company recognizes revenue on the date services are rendered. Revenues are reported net of discounts and allowances.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Income Taxes

The company is treated as a limited liability company (LLC) for federal and state income tax purposes. As such, the company's income, losses, and credits are included in the income tax returns of its members.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Property and Equipment

The major categories of property and equipment at December 31 are summarized as follows:

	Depreciable Lives	2006	2005
Vehicles	5 yrs.	$ 53,826	$ 53,826
Furniture	5 yrs.	6,000	6,000
Total Property and Equipment		59,826	59,826
Less: Accumulated depreciation		(59,826)	(59,826)
Net Property and Equipment		$ -	$ -

NOTE 3 - Note Payable, Factoring

The company has borrowed funds under a factoring financing agreement with LSQ Funding Group L.C. Under the terms of the agreement the company may obtain advances. Advances bear a minimum interest of prime plus 3% and are cross-collateralized by the receivables and equipment of the company. All advances are guaranteed by the members of the partnership. The amount due to LSQ Funding Group was $22,881 and $131,468 for the years ended December 31, 2006 and 2005, respectively.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 - Long-Term Debt

Long-term debt consists of the following at December 31:

	2006	2005
Note payable to GMAC, collateralized by a vehicle. The note requires monthly payments of principal only of $608. The final payment is due April 15, 2008.	$ 9,733	$ 17,056
Note payable to Chrysler Financial, collateralized by a vehicle. The note requires monthly payments of $371 including interest at 10.18% per annum. The final payment is due June 15, 2007.	1,452	7,254
Totals	11,185	24,310
Less: Current portion	(8,751)	(13,102)
Long-Term Portion	$ 2,434	$ 11,208

Principal requirements on long-term debt for years ending after December 31:

2006	$ -	$ 13,102
2007	8,751	8,751
2008	2,434	2,457
Total	$ 11,185	$ 24,310

Long-term debt and factoring agreement interest charged to expense was $46,060 and $119,318 for the years ended December 31, 2006 and 2005, respectively.

NOTE 5 - Related Party Transactions

A summary of loan transactions with the members of the company are as follows for the years ended December 31:

	2006	2005
Beginning balance	$ 143,237	$ 72,240
Payments	(76,948)	(57,685)
Advances	111,602	128,682
Ending balance	$ 177,891	$ 143,237

The loan payable balance from the members has no specific repayment terms, is unsecured and bears no interest.

MTS DRIVER RECRUITERS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 6 - Operating Leases

The company leases certain equipment under an operating lease that expires August 1, 2007. Future minimum lease payments for the year ending December 31, 2007 amount to $2,522.

Facility Lease Expense

The company leased its operating facility with required monthly lease payments of $5,865 and $5,696 for the years ended December 31, 2006 and 2005, respectively. The current operating lease expired June 30, 2006. The company is currently paying rent on a month-to-month basis.

During 2006, the company signed a new operating lease with the lease term commencing January 1, 2007. The lease calls for monthly payments of $6,338 with an increase in its per square footage rate beginning in year four.

Future minimum lease payments on the new facility lease as of December 31 are as follows:

2007	$ 38,028
2008	76,057
2009	76,057
2010	80,060
2011 and thereafter	120,090
Total	$ 390,292

Total lease expense was $107,462 and $102,017 for the years ended December 31, 2006 and 2005, respectively.

SUPPLEMENTAL INFORMATION

MTS DRIVER RECRUITERS, LLC

SCHEDULES OF COST OF REVENUE
Years Ended December 31, 2006 and 2005

	2006	Percent	2005	Percent
Insurance, workers' compensation	$ 66,130	1.4	$ 87,207	1.5
Taxes, payroll operations	301,945	6.3	404,649	7.0
Wages, drivers and mechanics	3,120,297	65.1	3,880,351	67.0
TOTAL COST OF REVENUE	$ 3,488,372	72.8	$ 4,372,207	75.5

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2006 and 2005

	2006	Percent	2005	Percent
Advertising	$ 90,993	1.9	$ 93,710	1.6
Bad debt	(2,000)	-	(1,320)	-
Bank charges	20,396	0.4	6,210	0.1
Benefits and taxes	64,261	1.3	53,903	0.9
Depreciation	-	-	3,528	0.1
Guaranteed payments	189,822	4.0	260,932	4.5
Insurance, general	13,719	0.3	10,176	0.2
Management fees	-	-	20,476	0.4
Office expense	50,874	1.1	35,102	0.6
Outside labor	550	-	28,429	0.5
Payroll service fees	20,183	0.4	18,916	0.3
Professional fees, accounting	15,550	0.3	15,000	0.3
Professional fees, legal	3,422	0.1	672	-
Professional fees, consultation	-	-	76,302	1.3
Professional fees, sales commission	12,035	0.3	15,732	0.3
Rent	107,462	2.2	102,017	1.8
Taxes, other	-	-	12,232	0.2
Taxes, payroll	48,958	1.0	57,684	1.0
Taxes, property	383	-	513	-
Taxes, single business	2,117	-	-	-
Telephone	16,202	0.3	14,448	0.2
Travel and entertainment	1,853	0.1	921	-
Wages	534,719	11.2	658,393	11.3
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 1,191,499	24.9	$ 1,483,976	25.6

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

Southfield, Michigan

FINANCIAL STATEMENTS

Including Accountants' Compilation Report

December 31, 2004

MTS DRIVER RECRUITERS, LLC

TABLE OF CONTENTS

Accountants' Compilation Report	1
Financial Statements	
Balance Sheet	2
Statement of Income	3
Statement of Members' Deficit	4
Statement of Cash Flows	5
Supplemental Information	
Schedule of Cost of Revenue	6
Schedule of General and Administrative Expenses	7


Virchow Krause
& company

ACCOUNTANTS' COMPILATION REPORT

Members and Board of Directors
MTS Driver Recruiters, LLC
Southfield, Michigan

We have compiled the accompanying balance sheet of MTS Driver Recruiters, LLC as of December 31, 2004, and the related statements of income and members' deficit, and cash flows, for the year then ended and the supplemental information as identified in the table of contents, which is presented only for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements and supplemental information, information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplemental information, and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If substantially all of the disclosures were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Virchow, Krause & Company, LLP

Southfield, Michigan
June 5, 2007

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

MTS DRIVER RECRUITERS, LLC

BALANCE SHEET
December 31, 2004

ASSETS

CURRENT ASSETS	
Accounts receivable	$ 299,616
Prepaid expenses	5,822
Employee advances	1,628
Total Current Assets	307,066
PROPERTY AND EQUIPMENT	3,528
OTHER ASSETS	
Deposits	1,150
TOTAL ASSETS	$ 311,744

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES	
Note payable, factoring	$ 188,788
Current maturities of long-term debt	7,291
Accounts payable	120,610
Accrued expenses	2,000
Total Current Liabilities	318,689
LONG-TERM LIABILITIES	
Long-term debt	34,438
Loan payable related parties	72,240
Total Liabilities	425,367
MEMBERS' DEFICIT	
Members' Deficit	(113,623)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 311,744

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2004

		Percent
NET REVENUE	$ 6,350,223	100.0
COST OF REVENUE	4,892,903	77.1
Gross Profit	1,457,320	22.9
OPERATING EXPENSES	1,301,001	20.5
Operating Income	156,319	2.4
OTHER INCOME (EXPENSE)		
Interest expense	(131,291)	(2.1)
Interest income	100	-
Net Other Expense	(131,191)	(2.1)
NET INCOME	$ 25,128	0.3

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENT OF MEMBERS' DEFICIT
Year Ended December 31, 2004

BALANCES, December 31, 2003	$ (152,699)
Capital contributions	13,948
2004 net income	25,128
BALANCES, December 31, 2004	$ (113,623)

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
	$ 25,128
Adjustments to reconcile to net cash flows from operating activities	
Depreciation	6,201
Changes in assets and liabilities	
Accounts receivable	(76,097)
Prepaid expenses	(1,113)
Employee advances	(472)
Accounts payable	(10,291)
Net Cash Flows from Operating Activities	(56,644)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital contributions	13,948
Net Cash Flows from Investing Activities	13,948
CASH FLOWS FROM FINANCING ACTIVITIES	
Net proceeds (repayments) of note payable, factoring	11,493
Principal payments on long-term debt	(2,394)
Net proceeds (repayments) of loan payable - related party	(5,297)
Net Cash Flows from Financing Activities	3,802
Net Change in Cash and Cash Equivalents	(38,894)
CASH AND CASH EQUIVALENTS - Beginning of Year	38,894
CASH AND CASH EQUIVALENTS - END OF YEAR	$ -
Supplemental cash flow disclosures	
Cash paid for interest	$ 131,291

See accountants' compilation report.

SUPPLEMENTAL INFORMATION

MTS DRIVER RECRUITERS, LLC

SCHEDULE OF COST OF REVENUE
Year Ended December 31, 2004

		Percent
Insurance, workers' compensation	$ 74,772	1.2
Taxes, payroll operations	434,220	6.8
Wages, drivers and mechanics	4,383,911	69.0
TOTAL COST OF REVENUE	$ 4,892,903	77.0

See accountants' compilation report.

MTS DRIVER RECRUITERS, LLC

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
Year Ended December 31, 2004

		Percent
Advertising	$ 48,136	0.8
Taxes, other	2,075	0.1
Bad debt	19,390	0.3
Bank charges	6,003	0.1
Benefits and taxes	62,861	1.0
Depreciation	6,201	0.1
Donations	200	-
Guaranteed payments	87,865	1.4
Insurance, general	11,187	0.2
Management fees	100,102	1.6
Office expense	83,705	1.3
Outside labor	41,805	0.7
Payroll service fees	14,943	0.2
Professional fees - accounting	12,522	0.2
Professional fees - legal	2,708	0.1
Professional fees, consultation	101,148	1.6
Rent	119,471	1.9
Taxes, payroll	41,033	0.6
Taxes, property	484	-
Donations	1,863	-
Telephone	25,234	0.4
Insurance, general	1,200	-
Travel and entertainment	3,237	-
Wages	507,628	8.0
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 1,301,001	20.6

END

See accountants' compilation report.